UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2025

Commission File No. 001-35193

Grifols, S.A.

(Translation of registrant’s name into English)

Avinguda de la Generalitat, 152-158

Parc de Negocis Can Sant Joan

Sant Cugat del Valles 08174

Barcelona, Spain

(Address of registrant’s principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F	☒	Form 40-F	☐

Grifols, S.A.

TABLE OF CONTENTS

Item		Sequential Page Number

1.	Individual Audited Financial Statements	3

DECLARACIÓN DE RESPONSABILIDAD INFORME FINANCIERO ANUAL De conformidad con lo dispuesto en el artículo 8.1.b del Real Decreto 1362/2007, de 19 de octubre, los consejeros de Grifols, S.A. (la "Sociedad") DECLARATION OF RESPONSIBILITY ANNUAL FINANCIAL REPORT Pursuant to the provisions of article 8.1.b of Royal Decree 1362/2007, of 19 October, the directors of Grifols, S.A. (the "Company") DECLARAN DECLARE Bajo su responsabilidad que, hasta donde alcanza su conocimiento, las cuentas anuales del ejercicio cerrado a 31 de diciembre de 2024, elaboradas con arreglo a los principios de contabilidad aplicables, ofrecen la imagen fiel del patrimonio, de la situación financiera y de los resultados de la Sociedad, y que el informe de gestión incluye un análisis fiel de la evolución y los resultados empresariales y de la posición de la Sociedad, junto con la descripción de los principales riesgos e incertidumbres a que se enfrentan. On their own responsibility that, to the best of their knowledge, the annual accounts for the fiscal year ended on 31 December 2024, prepared in accordance with applicable accounting standards, give a fair view of the net worth, financial situation and results of the Company and that the director's report contains an accurate analysis of the evolution, business results and position of the Company, together with a description of the main risks and uncertainties which they face. En Sant Cugat del Vallés, a 25 de febrero 2025 In Sant Cugat del Vallés, on 25 February 2025 Thomas Glanzmann Chairman José Ignacio Abia Buenache Chief Executive Officer Raimon Grifols Roura Board Member Víctor Grifols Deu Board Member Albert Grifols Coma-Cros Board Member Tomás Dagá Gelabert Board Member Íñigo Sánchez-Asiaín Mardones Board Member Anne-Catherine Berner Board Member Enriqueta Felip Font Board Member Pascal Ravery Board Member Montserrat Muñoz Abellana Board Member Susana González Rodríguez Board Member Paul S. Herendeen Board Member Núria Martín Barnés Secretary 1

Assets Note 31/12/24 31/12/23 Intangible assets Note 6 23,959 19,941 Computer software 23,959 19,941 Property, plant and equipment Note 7 31,989 32,524 Land and buildings 11,064 11,151 Technical installations, machinery, equipment, furniture and other items 16,685 14,926 Under construction and advances 4,240 6,447 Investment property Note 8 102,332 108,977 Land 46,776 46,776 Buildings 52,640 55,885 Investments in adaptation and advances 2,916 6,316 Non-current investments in Group companies and associates 11,838,151 11,202,474 Equity instruments Note 13 3,551,066 3,970,795 Loans to companies Note 15 8,287,085 7,231,679 Non-current investments Note 15 418,896 2,714 Equity instruments 416,131 — Derivatives Note 16 1,177 1,043 Other financial assets 1,588 1,671 Deferred tax assets Note 24 82,263 49,593 Total non-current assets 12,497,590 11,416,223 Non-current assets held for sale Note 17 — 1,360,089 Inventories 13,342 12,333 Raw materials and other supplies 13,342 12,333 Trade and other receivables Note 15 79,885 79,873 Trade receivables – current 1,496 581 Trade receivables from Group companies and associates – current Note 26 30,578 50,952 Other receivables 410 5,883 Personnel 220 127 Current tax assets Note 24 16,453 12,303 Public entities, other Note 24 30,728 10,027 Current investments in Group companies and associates Note 15 228,981 47,884 Loans to group companies and associates 228,981 47,884 Current investments Note 15 2,752 20,917 Derivatives Note 16 309 20,884 Other financial assets 2,443 33 Prepayments for current assets Note 18 16,203 11,031 Cash and cash equivalents 1,283 12,867 Cash 1,283 12,867 Total current assets 342,446 1,544,994 Total assets 12,840,036 12,961,217 GRIFOLS, S.A. Balance Sheet 31 December 2024 (Expressed in Thousands of Euros) (Free translation form the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

Equity and Liabilities Note 31/12/24 31/12/23 Capital and reserves Note 19 1,972,243 2,044,735 Capital Registered capital 119,604 119,604 Share premium 910,728 910,728 Reserves Legal and statutory reserves 23,921 23,921 Other reserves 1,128,929 1,381,683 (Treasury stock and equity holdings) (134,448) (152,748) Profit for the year (83,138) (246,735) Other equity instruments 6,647 8,282 Valuation adjustments (18,391) 56,752 Valuation adjustments available for sale (18,121) 53,018 Cash flow hedges Note 16 (270) 3,734 Total equity 1,953,852 2,101,487 Non-current provisions 3,217 3,838 Long term provisions with employees Note 20 793 — Other provisions 2,424 3,838 Non-current payables Note 22 6,288,936 5,879,325 Promissory notes 5,387,413 4,571,059 Loans and borrowings 901,345 1,308,026 Finance lease payables Note 9 21 27 Other financial liabilities 157 213 Group companies and associates, non-current Note 22 4,276,854 4,673,555 Deferred tax liabilities Note 24 3,244 4,907 Total non-current liabilities 10,572,251 10,561,625 Current provisions Note 24 79,947 14,000 Other provisions 79,947 14,000 Current payables Note 22 68,347 106,970 Promissory notes 38,907 30,170 Loans and borrowings 29,383 68,542 Finance lease payables Note 9 — 25 Derivatives Note 16 — 7,712 Other financial liabilities 57 521 Group companies and associates, current Note 22 62,437 64,699 Trade and other payables Note 22 94,624 112,436 Current payables to suppliers 65,750 69,365 Suppliers, Group companies and associates, current Note 26 2,054 9,731 Personnel (salaries payable) 21,454 29,249 Public entities, other Note 24 5,366 4,091 Prepayments for current liabilities Note 18 8,578 — Total current liabilities 313,933 298,105 Total equity and liabilities 12,840,036 12,961,217 GRIFOLS, S.A. Balance Sheet 31 December 2024 (Expressed in Thousands of Euros) (Free translation form the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

Note 2024 2023 Revenues Note 27 701,053 619,242 Services rendered 247,819 242,824 Finance income Note 14 and 26 445,825 369,527 Dividends Note 26 and 27 7,409 6,891 Self-constructed assets 5,213 2,312 Supplies (4,625) (4,661) Raw materials and consumables used Note 27 (4,421) (4,244) Impairment of merchandise, raw materials and other supplies (204) (417) Other operating income 5,069 2,582 Non-trading and other operating income 4,971 2,495 Operating grants taken to income 98 87 Personnel expenses (113,208) (119,602) Salaries and wages (95,399) (103,507) Employee benefits expense Note 27 (17,809) (16,095) Other operating expenses (294,670) (269,381) External services (292,884) (267,713) Taxes (510) (521) Other operating expenses (1,276) (1,147) Amortisation and depreciation Notes 6, 7 and 8 (16,360) (17,294) Non-financial and other capital grants — 106 Impairment and losses on disposal of fixed assets 236,604 (7,560) Impairment and losses Note 13 (9,881) (7,560) Losses on disposals (215) — Profits from disposals of financial instruments Note 17 246,700 — Other results (172) (396) Results from operating activities 518,904 205,348 Finance income 10,448 10,839 From investments in equity instruments Note 14 2,060 — From marketable securities and other financial instruments Other third parties Note 14 8,080 10,219 Capitalised borrowing costs Note 7 308 620 Finance costs Note 21 (605,691) (537,309) Group companies and associates Note 26 (314,521) (302,222) Other third parties (291,170) (235,087) Fair value adjustments in financial instruments 21,596 2,141 Fair value adjustments recognized in profit and loss Note 16 21,596 2,141 Exchange differences Notes 15 and 22 (20,712) 671 Net finance cost (594,359) (523,658) Profit before income tax (75,455) (318,310) Income tax Note 24 (7,683) 71,575 Profit for the year (83,138) (246,735) GRIFOLS, S.A. Statement of Profit and Loss for the year ended 31 December 2024 (Expressed in Thousands of Euros) (Free translation form the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

Note 2024 2023 Profit for the year (83,138) (246,735) — Income and expense recognised directly in equity Financial assets at fair value through equity Note 15 (18,350) — Tax effect 229 — Cash flow hedges Note 16 (2,567) (20,233) Tax effect 642 5,058 Total income and expense recognised directly in equity (20,046) (15,175) Amounts transferred to the income statement Financial assets at fair value through profit and loss Note 17 (53,018) — Cash flow hedges Note 16 (2,771) 18,838 Tax effect 692 (4,709) Grants, donations and bequests — (106) Tax effect — 27 Total amounts transferred to the income statement (55,097) 14,050 Total recognised income and expense (158,281) (247,860) GRIFOLS, S.A. Statements of Changes in Equity for the year ended 31 December 2024 A) Statement of Comprehensive Income for the year ended 31 December 2024 (Expressed in Thousands of Euros) (Free translation form the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

Registered capital Share premium Reserves Treasury stock Profit for the year Other equity instruments Valuation adjustments available for sale Grants, donations and bequests received Total Balance at 31 December 2023 119,604 910,728 1,405,604 (152,748) (246,735) 8,282 56,752 — 2,101,487 Recognised income and expense — — — — (83,138) — (75,143) — (158,281) Transactions with shareholders or owners Net movement in treasury stock (Note 19) — — — 18,300 — — — — 18,300 Restricted share plan (Note 19) — — (6,019) — — (1,635) — — (7,654) Profit (losses) distribution Reserves — — (246,735) — 246,735 — — — — Balance at 31 December 2024 119,604 910,728 1,152,850 (134,448) (83,138) 6,647 (18,391) — 1,953,852 GRIFOLS, S.A. Statements of Changes in Equity for the year ended 31 December 2024 B) Statement of Changes in Equity for the year ended 31 December 2024 (Expressed in Thousands of Euros) (Free translation form the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

Registered capital Share premium Reserves Treasury stock Profit for the year Other equity instruments Valuation adjustments available for sale Grants, donations and bequests received Total Balance at 31 December 2022 119,604 910,728 1,676,129 (162,220) (266,296) 7,303 57,798 79 2,343,125 Recognised income and expense — — — — (246,735) — (1,046) (79) (247,860) Transactions with shareholders or owners Net movement in treasury stock (Note 19) — — — 9,472 — — — — 9,472 Restricted share plan (Note 19) — — (2,506) — — 979 — — (1,527) Business combinations (Note 5) — — (1,723) — — — — — (1,723) Profit (losses) distribution Reserves — — (266,296) — 266,296 — — — — Balance at 31 December 2023 119,604 910,728 1,405,604 (152,748) (246,735) 8,282 56,752 — 2,101,487 GRIFOLS, S.A. Statements of Changes in Equity for the year ended 31 December 2024 B) Statement of Changes in Equity for the year ended 31 December 2023 (Expressed in Thousands of Euros) (Free translation form the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

Note 2024 2023 Cash flows from operating activities Profit for the year before tax (75,455) (318,310) Adjustments for Dividend income Note 27 (9,469) (6,891) Impairment Note 13 9,881 7,560 Amortisation and depreciation Notes 6, 7 and 8 16,360 17,294 Losses on disposals 215 — Impairment and profits from disposals of financial instruments Note 17 (246,700) — Finance income Note 14 and 7 (454,213) (380,366) Finance costs Note 21 605,691 537,309 Exchange differences 20,712 (671) Change in fair value of financial instruments Note 16 (21,596) (2,141) Other income and expenses (5,944) 3,457 Changes in operating assets and liabilities Inventories (1,009) (894) Trade and other receivables (6,586) 2,836 Other current assets (5,172) 2,480 Trade and other payables (32,088) 27,931 Other cash flows from operating activities Interest paid (569,023) (519,750) Dividends received Note 26 9,026 6,891 Interest received 349,632 369,002 Income tax paid received 18,275 21,816 Cash flows from operating activities (397,463) (232,447) Cash flows from investing activities Payments for investments Group companies and associates Note 13 (3,376,763) (21,644) Intangible assets Note 6 (4,408) (2,010) Property, plant and equipment Note 7 and 8 (3,486) (2,368) Other financial assets (2,411) (60) Proceeds from sale of investments Group companies and associates 2,236,271 13,528 Other financial assets 19,358 9,497 Non-current assets held for sale Note 17 1,559,943 — Cash flows from investing activities 428,504 (3,057) Cash flows from financing activities Proceeds from and payments for financial liability instruments Proceeds Promissory notes 2,600,000 — Group companies and associates — 262,876 Disposal Promissory notes (1,837,856) — Loans and borrowings (448,168) (26,255) Group companies and associates (396,701) — Other payables (558) (1,304) Cash flows used in financing activities (83,283) 235,317 Exchange rate deviation 40,658 (624) Net increase/decrease in cash and cash equivalents (11,584) (811) Cash and cash equivalents at beginning of year 12,867 13,678 Cash and cash equivalents at year end 1,283 12,867 GRIFOLS, S.A. Statements of Cash Flows for the years ended 31 December 2024 (Expressed in Thousands of Euros) (Free translation form the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

(1) Nature and Activities of the Company and Composition of the Group Grifols, S.A. (hereinafter the “Company”) was incorporated with limited liability under Spanish law on 22 June 1987. Its registered office is in Barcelona. The Company's statutory activity consists of providing corporate and business administrative, management and control services, as well as investing in assets and property. Its principal activity involves rendering administrative, management and control services to its subsidiaries. Its main facilities are located in Sant Cugat del Vallès (Barcelona) and Parets del Vallès (Barcelona). Grifols, S.A.’s shares are listed on the Barcelona, Madrid, Valencia and Bilbao stock exchanges and on the electronic stock market. As of 2 June 2011, the class B non-voting shares were listed on the NASDAQ (USA) and the Automated Quotation System (SIBE/Continuous Market). In accordance with prevailing legislation, the Company is the Parent of a Group comprising the Company and the subsidiaries, associated and multi-group companies listed in Note 13 and the Appendix II. In accordance with generally accepted accounting principles in Spain, consolidated annual accounts must be prepared to give a true and fair view of the financial position of the Group, the results of operations and changes in its equity and cash flows. On 25 February 2025 the Company’s board of directors authorised for issue the consolidated annual accounts of Grifols, S.A. and subsidiaries for 2024 prepared in accordance with International Financial Reporting Standards as adopted by the European Union (IFRS-EU), which show consolidated profit attributable to the Parent of Euros 156,920 thousand, total assets Euros 21,405,241 thousand and consolidated equity of Euros 8,607,025 thousand (Euros 42,318 thousand, Euros 20,922,103 thousand and Euros 7,513,695 thousand, respectively, in 2023). (2) Basis of Presentation (a) True and fair view The accompanying annual accounts have been prepared on the basis of the accounting records of Grifols, S.A. The annual accounts for 2024 have been prepared in accordance with the applicable financial reporting framework, which is established in the Spanish General Accounting Plan and the current commercial legislation, to give a true and fair view of the equity and financial position of the Company at 31 December 2024 and results of operations, changes in equity, and cash flows for the year then ended. The directors consider that the annual accounts for 2024, authorised for issue on 25 February 2025, will be approved with no changes by the shareholders at their annual general meeting. (b) Comparative information The balance sheet, income statement, statement of changes in equity, statement of cash flows and the notes thereto for 2024, include comparative figures for 2023 which formed part of the annual accounts approved by the shareholders at the annual general meeting held on 13 June 2024. (c) Functional and presentation currency The figures disclosed in the annual accounts are presented in Euros thousand, the Company’s functional and presentation currency, rounded off to the nearest Euro thousand. 10 GRIFOLS, S.A. Notes to the Annual Accounts (Free translation form the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

(d) Critical issues regarding the valuation and estimation of relevant uncertainties and judgements used when applying accounting principles Relevant accounting estimates and judgements and other estimates and assumptions have to be made when applying the Company’s accounting principles to prepare the annual accounts. A summary of the items requiring a greater degree of judgement, or which are more complex, or where the assumptions and estimates made are significant to the preparation of the annual accounts, is as follows: (i) Relevant accounting estimates and assumptions The Company tests investments in Group companies for impairment when there are signs that the book value is lower than the recoverable value, understood as the higher amount between the fair value less costs of sales and usage value. The determination of the recoverable value implies the use of estimates made by management. The Company generally uses cash flow discounting methods to calculate this value. Cash flow discounting calculations are based on the 5-year projections of the budgets approved by management. The cash flows take into consideration past experience and represent management’s best estimate of future market performance. The fifth-year cash flows are extrapolated using individual growth rates. The key assumptions employed include growth rates and the discount rate. The estimates, including the methodology used, could have a significant impact on values and impairment. Assessment of the non-existence of a contractual obligation for Grifols. S.A. within the framework of the agreement signed with Haier for the sale of 20% of the shares of Shanghai RAAS in relation to the commitment by which the Company will make its commercially reasonable efforts to ensure that its subsidiary Grifols Diagnostic Solutions, Inc. declares and distributes dividends to its shareholders. (ii) Changes in accounting estimates Although estimates are calculated by the Company’s directors based on the best information available at 31 December 2024, future events may require changes to these estimates in subsequent years. Any effect on the annual accounts of adjustments to be made in subsequent years would be recognised prospectively. Grifols, S.A. management does not consider that there are any assumptions or sources of uncertainty that would have a significant risk of resulting in a material adjustment within the next financial year. (3) Distribution of Profit The distribution of profit and reserves of the Company for the year ended 31 December 2023, approved by the shareholders at their annual general meeting held on 13 June 2024, was as follows: Thousand Euros Basis of allocation Losses for the year (246,735) Allocation Voluntary reserve (246,735) 11 GRIFOLS, S.A. Notes to the Annual Accounts (Free translation form the original in Spanish. In the event of discrepancy, the Spanish-language version prevails) 11

The proposed distribution of losses for the year ended 31 December 2024 to be submitted to the shareholders for approval at their annual general meeting is as follows: Thousand Euros Basis of allocation Losses for the year (83,138) Allocation Voluntary reserve (83,138) As of 31 December 2024 and 2023, non-distributable reserves are as follows: Thousand Euros 2024 2023 Non-distributable reserves Legal reserve 23,921 23,921 Other 3 3 23,924 23,924 Profit recognised directly in equity cannot be distributed, either directly or indirectly. (4) Significant Accounting Policies (a) Business combinations Business combinations are accounted for by applying the acquisition method, for which the acquisition date is determined and the cost of the combination is calculated, recording the identifiable assets acquired and liabilities assumed at their fair value as of that date. The cost of the combination is determined by the aggregation of: - The fair values at the acquisition date of assets transferred, liabilities incurred or assumed, and equity instruments issued. - The fair value of any contingent consideration that depends on future events or the fulfilment of predetermined conditions. Expenses related to the issuance of equity instruments or financial liabilities exchanged for the acquired items are not part of the cost of the combination. Similarly, fees paid to legal advisors or other professionals involved in the combination, as well as internally generated expenses related to these matters, are not part of the cost of the combination. These amounts are directly charged to the income statement. (b) Foreign currency transactions, balances and cash flows Foreign currency transactions have been translated into Euros using average exchange rates for the prior month for all foreign currency transactions during the current month. This method does not differ significantly from applying the exchange rate at the date of the transaction. Monetary assets and liabilities denominated in foreign currencies have been translated into Euros at the closing rate, while non-monetary assets and liabilities measured at historical cost have been translated at the exchange rate prevailing at the transaction date. In the statement of cash flows, cash flows from foreign currency transactions have been translated into Euros using the average exchange rates for the 12 GRIFOLS, S.A. Notes to the Annual Accounts (Free translation form the original in Spanish. In the event of discrepancy, the Spanish-language version prevails) 12 prior month for all flows that occur during the following month. This method does not differ significantly from applying the exchange rate at the date of the transaction. Exchange gains and losses arising on the settlement of foreign currency transactions and the translation into Euros of monetary assets and liabilities denominated in foreign currencies are recognised in profit and loss. (c) Capitalised borrowing costs Borrowing costs related to specific and general financing that are directly attributable to the acquisition, construction or production of intangible assets, property, plant and equipment and investment property that will not be available for use, capable of operating or available for sale for more than one year are included in the cost of the asset. To the extent that funds are borrowed specifically for the purpose of obtaining a qualifying asset, the amount of borrowing costs eligible for capitalisation is determined as the actual borrowing costs incurred. Non-commercial general borrowing costs eligible for capitalisation are calculated as the weighted average of the borrowing costs applicable to the Company’s outstanding borrowings during the period, other than those specifically for the purpose of obtaining a qualifying asset and the portion financed using equity. The borrowing costs capitalised cannot exceed the borrowing costs incurred during that period. The Company begins capitalising borrowing costs as part of the cost of a qualifying asset when it incurs expenditures for the asset, interest is accrued, and it undertakes activities that are necessary to prepare the asset for its intended use, operation or sale, and ceases capitalising borrowing costs when all or substantially all the activities necessary to prepare the qualifying asset for its intended use, operation or sale are complete, even though the necessary administrative permits may not have been obtained. Interruptions in the active development of a qualifying asset are not considered. Nonetheless, restated advances on account are not qualifying assets for the purpose of capitalising borrowing costs. Capitalised borrowing costs are recognised in the income statement under capitalised borrowing costs. (d) Intangible assets Intangible assets are measured at cost or cost of production. Capitalised production costs are recognised under “self-constructed assets” in the income statement. Intangible assets are carried at cost, less any accumulated amortisation and impairment. Advances on account of fixed assets are initially measured at cost. In subsequent years, advances accrue interest at the supplier's incremental borrowing rate when the period between payment and the receipt of the asset exceeds one year. Cost of production of intangible assets comprises the purchase price and any costs directly related to production. Expenditure on activities that contribute to increasing the value of the Company’s business as a whole, such as goodwill, trademarks and other similar items generated internally, as well as establishment costs, are recognised as expenses on the income statement when incurred. (i) Computer software Computer software acquired and developed by the Company is recognised to the extent that costs can be clearly allocated, expensed and distributed over time to each project, and when there is evidence of technical success and economic viability. Computer software maintenance costs are charged as expenses when incurred. 13 GRIFOLS, S.A. Notes to the Annual Accounts (Free translation form the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

(ii) Subsequent costs Subsequent costs incurred on intangible assets are recognised in profit and loss, unless they increase the expected future economic benefits attributable to the intangible asset. (iii) Useful life and amortisation rates Intangible assets with finite useful lives are amortised by allocating the depreciable amount of an asset on a systematic basis over its useful life, by applying the following criteria: Depreciation method Rates % Computer software Straight-line 16-33 The depreciable amount is the acquisition or production cost of an asset. The Company considers that the residual value of the assets is zero unless: • There is a commitment by a third party to purchase the asset at the end of its useful life. • There is an active market for the intangible asset and: – Residual value can be determined by reference to that market; and – It is probable that such market will exist at the end of the asset's useful life. The Company reviews the useful life and amortisation method for intangible assets at each financial year end. Changes to initially established criteria are accounted for as a change in accounting estimates. (iv) Impairment losses The Company measures and determines impairment to be recognised or reversed based on the criteria in section (g) Impairment of non-financial assets subject to amortisation or depreciation. (e) Property, plant and equipment (i) Initial recognition Property, plant and equipment are measured at cost of acquisition or production, using the same criteria as for determining the cost of production of intangible assets. Capitalised production costs are recognised under “Self-constructed assets” in the income statement. Property, plant and equipment are carried at cost less any accumulated depreciation and impairment. The cost of an item of property, plant and equipment includes the estimated costs of its dismantling or removal and restoration of the site on which it is located, provided that the obligation is incurred as a consequence of having used the item. (ii) Property, plant and equipment swap Property, plant and equipment acquired in exchange for one or more non-monetary assets or a combination of monetary and non-monetary assets, is recognized for the monetary amount delivered plus the fair value of the non-monetary assets delivered in the transaction, except in those cases in which those that do not have a commercial substance or for which the fair value of the property, plant and equipment received or the asset delivered cannot be reliably measured. 14 GRIFOLS, S.A. Notes to the Annual Accounts (Free translation form the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

The fair value of the asset received should be recognized by reference to the fair value of the asset delivered except in those transactions in which the fair value of the asset received can be determined with greater reliability. In those cases in which the fair value of the asset received or delivered cannot be determined reliably or in which the transaction lacks commercial substance, the acquisition cost is determined by reference to the net book value of the asset delivered, plus, where appropriate, the monetary counterparts paid or pending payment, with the limit of the fair value of the asset received if it were less. (iii) Depreciation Property, plant and equipment are depreciated by allocating the depreciable amount of the asset on a systematic basis over its useful life. The depreciable amount is the cost of an asset. The Company determines the depreciation charge separately for each component of an item of property, plant and equipment with a cost that is significant in relation to the total cost of the asset and with a useful life that differs from the remainder of the asset. Property, plant and equipment are depreciated using the following criteria: Depreciation method Rates % Buildings Straight-line 2 Technical installations and machinery Straight-line 10 Other installations, equipment and furniture Straight-line 4-10 Other property, plant and equipment Straight-line 7-33 The Company reviews useful lives and depreciation methods at each financial year end. Changes to initially established criteria are accounted for as a change in accounting estimates. (iv) Subsequent costs Subsequent to initial recognition of the asset, only the costs incurred which increase capacity or productivity or which lengthen the useful life of the asset are capitalised. The carrying amount of parts that are replaced is derecognised. Costs of day-to-day servicing are recognised in profit and loss as incurred. Replacements of property, plant and equipment that qualify for capitalisation are recognised as a reduction in the carrying amount of the items replaced. Where the cost of the replaced items has not been depreciated independently and it is not possible to determine the respective carrying amount, the replacement cost is used as indicative of the cost of items at the time of acquisition or construction. (v) Impairment The Company measures and determines impairment to be recognised or reversed based on the criteria in section (g) Impairment of non-financial assets subject to amortisation or depreciation. 15 GRIFOLS, S.A. Notes to the Annual Accounts (Free translation form the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

(f) Investment property The Company classifies property leased to its subsidiaries under this caption. Property that is being constructed or developed for future use as investment property is classified as property, plant and equipment under development until construction or development is complete. Nevertheless, redevelopment work to extend or improve property is classified as investment property. The Company measures and recognises investment property following the policy for property, plant and equipment. The Company reclassifies property, plant and equipment to investment property when it ceases to use the building in the production or supply of goods or services, for administrative purposes or when it is held to earn rentals or for capital appreciation or both. Investment property is depreciated applying the following policies: Depreciation method Rates % Buildings and other installations Straight-line 1-10 (g) Impairment of non-financial assets subject to amortisation or depreciation The Company evaluates whether there are indications of possible impairment losses on non-financial assets subject to amortisation or depreciation to verify whether the carrying amount of these assets exceeds the recoverable amount. The recoverable amount is the higher of the fair value less costs to sell and the value in use. Impairment losses are recognised in the income statement. At the end of each reporting period the Company assesses whether there is any indication that an impairment loss recognised in prior periods may no longer exist or may have decreased. Impairment losses on goodwill are not reversible. Impairment losses on other assets are only reversed if there has been a change in the estimates used to calculate the recoverable amount of the asset. A reversal of an impairment loss is recognised in the income statement. The increased carrying amount of an asset attributable to a reversal of an impairment loss may not exceed the carrying amount that would have been determined, net of depreciation or amortisation, had no impairment loss been recognised. After an impairment loss or reversal of an impairment loss is recognised, the depreciation (amortisation) charge for the asset is adjusted in future periods based on its new carrying amount. However, if the specific circumstances of the assets indicate an irreversible loss, this is recognised directly in losses on the disposal of fixed assets in the income statement. (h) Leases (i) Lessor accounting Leases which, on inception, transfer to third parties substantially all the risks and rewards incidental to ownership of the assets are classified as finance leases, otherwise they are classified as operating leases. (ii) Lessee accounting Leases in which, upon inception, the Company assumes substantially all the risks and rewards incidental to ownership are classified as finance leases, otherwise they are classified as operating leases. 16 GRIFOLS, S.A. Notes to the Annual Accounts (Free translation form the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

- Finance leases At the commencement of the lease term, the Company recognises finance leases as assets and liabilities at the lower of the fair value of the leased asset and the present value of the minimum lease payments. Initial direct costs are added to the asset’s carrying amount. Minimum lease payments are apportioned between the finance charge and the reduction of the outstanding liability. Interest is expensed using the effective interest method. Contingent rents are recognised as an expense when it is probable that they will be incurred. The accounting policies applied to the assets used by the Company by virtue of finance lease contracts are the same as those set out in sections (e) and (f) (Property, plant and equipment or Investment Property). - Operating leases Lease payments under an operating lease, net of incentives received, are recognised as an expense on a straight-line basis over the lease term. Contingent rents are recognised as an expense when it is probable that they will be incurred. (i) Financial instruments (i) Classification of financial instruments Financial instruments are classified at the time of their initial recognition as a financial asset, a financial liability or an equity instrument, in accordance with the economic substance of the contractual agreement and with the definitions of financial assets, financial liabilities or equity instruments. For valuation purposes, the Company classifies financial instruments in the following categories: financial assets and liabilities valued at amortised cost; financial assets and liabilities at fair value through profit or loss, by considering separately those initially designated from those held for trading and those compulsorily valued at fair value through profit or loss; financial assets measured at fair value through equity, by considering separately the equity instruments designated as such from the rest of the financial assets; and financial assets valued at cost. The Company classifies a financial asset at amortised cost if it is held in the framework of a business model whose objective is to hold financial assets to obtain contractual cash flows and the contractual terms of the financial asset give rise, on specified dates, to cash flows which are only principal and interest payments on the outstanding principal amount (OPIP). The Company classifies as a financial asset at fair value through equity those financial assets whose contractual conditions, on specified dates, result in cash flows that are solely receipts of principal and interests on the outstanding principal amount, and they are not held for trading nor classified in the previous category. In this category are also included the investments in equity instruments designated irrevocably by the Company at the time of its initial recognition, as far as they are not held for trading and should not be valued at cost. The Company classifies as a financial asset at fair value through profit or loss those financial assets held for trading and those financial assets that have not been classified in any of the previous categories. In this category are also included the financial assets that the Company optionally designates at the time of the initial recognition, which otherwise would have been included in another category, as such designation eliminates or significantly reduces a valuation inconsistency or accounting asymmetry. 17 GRIFOLS, S.A. Notes to the Annual Accounts (Free translation form the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

The Company classifies a financial asset at cost when it is an (i) investment in the equity of group, multigroup and associates (ii) participating loans with contingent interests, either because a fixed or conditional variable interest rate is conditioned to the fulfilment of a milestone in the borrowing company, or because they are calculated exclusively with respect to the evolution of the activity of the aforementioned company. The Company classifies its financial liabilities at amortised cost. (ii) Valuation At the time of initial recognition, the Company values a financial asset at its fair value plus, in the case of a financial asset that is not at fair value through profit or loss, the costs of the transaction that are directly attributable to the acquisition. The transaction costs of financial assets at fair value through profit or loss are taken to results. In order to determine the fair value of financial assets or liabilities, the Company uses market data as much as possible. Based on the factors used for the measurement, the fair values are hierarchized based on the following factors: Level 1: estimates based on quoted prices (unadjusted) within current markets for assets or liabilities identical to those that the company may have access at the valuation date; Level 2: estimates based on quoted prices in active markets for similar instruments or other valuation methodologies in which all significant variables are based on directly or indirectly observable market data; or Level 3: estimates based on any significant variable that is not based on observable market data. In the event that the factors used to determine the fair value of an asset or liability are included in different levels of hierarchy, the fair value will be determined in its entirety based on the significant component located at the lowest level of hierarchy. (iii)Offsetting principles A financial asset and a financial liability are offset only when the Company currently has the legally enforceable right to offset the recognised amounts and intends either to settle on a net basis or to realise the asset and settle the liability simultaneously. (iv)Financial assets and liabilities at fair value through profit or loss Financial assets and financial liabilities at fair value through profit or loss are initially recognised at fair value. Transaction costs directly attributable to the acquisition or issue are recognised as an expense when incurred. After initial recognition, they are recognized at fair value through profit or loss. Changes in the fair value include the component of interest and dividends. The fair value is not reduced by the transaction costs that may be incurred by their eventual sale or disposal by other means. (v) Financial assets and liabilities at amortised cost Financial assets and financial liabilities at amortised cost are initially recognized at their fair value, including the transaction costs incurred, and are subsequently measured at amortised cost, using the effective interest method. 18 GRIFOLS, S.A. Notes to the Annual Accounts (Free translation form the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

(vi)Investments in Group companies and associates Group companies are those over which the Company, either directly, or indirectly through subsidiaries, exercises control as defined in article 42 of the Spanish Code of Commerce, or when the companies are controlled by one or more individuals or entities acting jointly or under the same management through agreements or statutory clauses. Control is the power to govern the financial and operating policies of an entity or business so as to obtain benefits from its activities. In assessing control, potential voting rights held by the Company or other entities that are exercisable or convertible at the end of each reporting period are considered. Associates are entities over which the Company, either directly, or indirectly through subsidiaries, exercises significant influence. Significant influence is the power to participate in the financial and operating policy decisions of the investee but is not control or joint control over those policies. The existence of potential voting rights that are exercisable or convertible at the end of each reporting period, including potential voting rights held by the Company or other entities, are considered when assessing whether an entity has significant influence. Investments in Group companies and associates are initially recognised at cost, which is equivalent to the fair value of the consideration given, including transaction costs in the case of investments in associates, and are subsequently measured at cost net of any accumulated impairment. The cost of investments in Group companies acquired before 1 January 2010 includes any transaction costs incurred. If an investment no longer qualifies for classification under this category, it is reclassified at fair value through profit or loss, unless it is designated at fair value through equity and it is valued as such from the date of reclassification, recognizing any difference in the profit or loss or in equity, respectively. In non-monetary business contributions to other group companies, including investments in group companies, the equity investments received are valued at the date the operation is carried out, for the amount representing the percentage of participation equivalent to the book value of the net assets of the investment contributed in the consolidated financial statements of the largest group whose parent company is Spanish according to the Standards for the Formulation of Consolidated Annual Accounts, plus transaction costs. Any difference between the book value of the investments received and the book value of the equity elements delivered (or the investment contributed), is recognized in reserves. The Company recognizes the amount contributed in a capital increase, including the preferential subscription rights acquired, as a higher value of the equity instruments. However, when the Company does not contribute proportionally to its stake in the issuer, it recognizes the difference as a donation expense. If the Company receives an asset or group of assets other than cash, the swap criteria previously indicated for non-monetary contributions are applied. (vii) Reclassifications of financial instruments The Company reclassifies a financial asset when the business model for its management is modified or when it meets or no longer meets the aforementioned classification criteria. The Company does not reclassify financial liabilities. 19 GRIFOLS, S.A. Notes to the Annual Accounts (Free translation form the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

(viii) Derecognition of financial assets The Company applies the criteria for the derecognition of financial assets to a part of a financial asset or to a part of a group of similar financial assets or to a financial asset or a group of similar financial assets. Financial assets are derecognized when the rights to receive cash flows related to them have expired or have been transferred and the Company has substantially transferred the risks and rewards derived from their ownership. (ix)Impairment of financial assets A financial asset or a group of financial assets is impaired and impairment losses are incurred if there is objective evidence of impairment as a result of one or more events that occurred after the initial recognition of the asset and the event or events have an impact on the estimated future cash flows of the financial asset or group of financial assets that can be reliably estimated. Impairment of financial assets valued at amortised cost The loss due to an impairment of financial assets valued at amortised cost is the difference between the book value of the financial asset and the present value of the estimated future cash flows. However, the Company uses the financial assets market value, as long as it is reliable enough to be considered representative of the value to be recovered. The impairment loss is recognized with charge to profit or loss and it is reversible in subsequent years, if the decrease can be objectively related to an event subsequent to its recognition. However, the reversal of the loss is limited to the amortised cost that the assets had if the loss due to the impairment in value had not been recorded. The Company directly reduces the carrying amount of a financial asset when it does not have reasonable expectations of full or partial recovery. Investments in Group companies Impairment is calculated by comparing the carrying amount of the net investment in the associate with its recoverable amount. The recoverable amount is the higher of value in use and fair value less costs to sell. Value in use is calculated based on the Company’s share of the present value of future cash flows expected to be derived from ordinary activities and from the disposal of the asset. Unless better evidence is available, the investee’s equity is taken into consideration, corrected for any unrealised gains existing at the measurement date. In subsequent years, reversals of impairment losses in the form of increases in the recoverable amount are recognised, up to the limit of the carrying amount that would have been determined for the investment if no impairment loss had been recognised. The recognition or reversal of an impairment loss is disclosed in the income statement unless it should be recognised in equity. Impairment of an investment is limited to the amount of the investment, except when contractual, legal or constructive obligations have been assumed by the Company or payments have been made on behalf of the companies. In the latter case, provision is made. 20 GRIFOLS, S.A. Notes to the Annual Accounts (Free translation form the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

(x) Derecognition and modifications of financial liabilities The Company derecognises all or part of a financial liability when it either discharges the liability by paying the creditor or is legally released from primary responsibility for the liability either by process of law or by the creditor. The exchange of debt instruments between the Company and the counterparty or substantial modifications of initially recognised liabilities are accounted for as an extinguishment of the original financial liability and the recognition of a new financial liability, provided that the instruments have substantially different terms. The Company considers the terms to be substantially different if the discounted present value of the cash flows under the new terms, including any fees paid net of any fees received and discounted using the original effective interest rate, is at least 10 per cent different from the discounted present value of the remaining cash flows of the original financial liability. If the exchange is accounted for as an extinguishment of the financial liability, any costs or fees incurred are recognised as part of the gain or loss on the extinguishment. If the exchange is not accounted for as an extinguishment, any costs or fees incurred adjust the carrying amount of the liability and are amortised over the remaining term of the modified liability. The difference between the carrying amount of a financial liability, or part of a financial liability, extinguished or transferred to another party and the consideration paid, including any non-cash assets transferred or liabilities assumed, is recognised in profit or loss. However, the Company may designate the financial guarantee to be measured at fair value through profit or loss. (j) Hedge accounting Derivative financial instruments are initially recognized following the criteria set forth above for financial assets and liabilities. Derivative financial instruments that do not meet the hedge accounting criteria are classified and valued as financial assets or liabilities at fair value through profit or loss. In addition, Grifols assesses whether embedded derivatives are present in contracts and financial instruments. Financial instruments that combine a host contract and a financial derivative (embedded derivative) are known as hybrid financial instruments. In hybrid financial instruments, the Company assesses whether the risks and characteristics of the derivative are closely related to those of the host contract. If it is determined that the value of the derivative is closely related to the fair value of the contract, the Company does not account for the derivative separately. Conversely, if the risks and characteristics of the derivative are not closely related to those of the host contract and the host contract is not measured at fair value, the derivative is recognized and accounted for separately recognizing the changes in fair value in the consolidated income statement. Currently there are no separate financial instruments from the host contract. (k) Own equity instruments held by the Company Equity instruments acquired by the Company are shown separately at cost of acquisition as a reduction in capital and reserves in the balance sheet. Any gains or losses on transactions with own equity instruments are not recognised in profit or loss. Transaction costs related to own equity instruments, including issue costs related to a business combination, are accounted for as a deduction from reserves, net of any tax effect. 21 GRIFOLS, S.A. Notes to the Annual Accounts (Free translation form the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

(l) Inventories (i) General Inventories are measured using the FIFO (first in, first out) method. When the cost of inventories exceeds replacement value, materials are written down to net realisable value. Inventories are mainly spare parts used to maintain the Company’s buildings and facilities. Emission allowances Emission allowances acquired are classified and measured by applying accounting policies. (m) Cash and cash equivalents Cash and cash equivalents include cash on hand and demand deposits in financial institutions. They also include other short-term, highly liquid investments that are readily convertible to known amounts of cash and which are subject to an insignificant risk of changes in value. An investment normally qualifies as a cash equivalent when it has a maturity of less than three months from the date of acquisition. (n) Grants Grants are recorded in recognised income and expense when, where applicable, they have been officially awarded and the conditions attached to them have been met or there is reasonable assurance that they will be received. Grants that are given to finance specific expenses are recognised as income in the same year as the finance cost is accrued. (o) Defined contribution plans The Company recognises the contributions payable to a defined contribution plan in exchange for a service when an employee has rendered service to the Company. The contributions payable are recognised as an expense for employee remuneration and as a liability after deducting any contribution already paid. If the contribution already paid exceeds the contribution due for service before the end of the period, the Company only recognises that excess as an asset (prepaid expense) to the extent that the prepayments will lead to, for example, a reduction in future payments or cash refund. (p) Provisions (i) General criteria Provisions are recognised when the Company has a present obligation (legal, contractual, constructive or tacit) as a result of a past event; it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation; and a reliable estimate can be made of the amount of the obligation. The amount recognised as a provision is the best estimate of the expenditure required to settle the present obligation at the end of the reporting period, taking into account all risks and uncertainties surrounding the amount to be recognised as a provision and, where the time value of money is material, the financial effect of discounting provided that the expenditure to be made each period can be reliably estimated. The discount rate is a pre-tax rate that reflects the time value of money and the specific risks for which future cash flows associated with the provision have not been adjusted at each reporting date. 22 GRIFOLS, S.A. Notes to the Annual Accounts (Free translation form the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

If it is not probable that an outflow of resources will be required to settle an obligation, the provision is reversed. (ii) Provisions for taxes Provisions for taxes are measured at the estimated amount of tax debt calculated in accordance with the aforementioned criteria. Provision is made with a charge to income tax for the tax expense for the year, to finance costs for the late payment interest, and to other income for the penalty. The effects of changes in estimates of prior years’ provisions are recognised according to their nature, unless they involve the correction of an error. (q) Revenue (i) Revenue from the rendering of services Revenue from the rendering of services is measured at the fair value of the consideration received or receivable. Practically all services are rendered to Group companies. (ii) Interests and dividends The Company recognizes interests and dividends on financial assets accrued after the acquisition date as income in the profit and loss. The Company recognizes interests on financial assets valued at amortised cost using the effective interest method and dividends when the Company is entitled to receive them. In the initial valuation of financial assets, the Company records separately, based on their maturity, the amount of explicit interest accrued and not due at that time, as well as the amount of dividends agreed by the competent authority at the time of the acquisition. As a result, these amounts are not recognized as income in the profit or loss. If the dividends are clearly derived from profits generated prior to the acquisition date because amounts higher than the profits generated by the investment since the acquisition have been distributed, the carrying amount of the investment is reduced. This criterion is applied regardless of the valuation criterion used for the equity instruments, so for equity instruments valued at fair value, the value of the investment is also reduced and an increase in subsequent value in the profit or loss account or in equity is recognized, based on the instruments classification. The Company recognizes the dividends received by the delivery of an equity element or group of equity elements other than cash, in accordance with the previously indicated criteria. However, if the dividend is received as a business of a group company, the criteria indicated in BOICAC 85 should be applied. Interest and dividend income are classified as revenue when they form part of the Company’s ordinary activity. (r) Income tax The income tax expense or tax income for the year comprises current tax and deferred tax. Current tax assets or liabilities are measured at the amount expected to be paid to or recovered from the taxation authorities, using the tax rates and tax laws that have been enacted or substantially enacted at the reporting date. 23 GRIFOLS, S.A. Notes to the Annual Accounts (Free translation form the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

Current and deferred tax are recognised as income or an expense and included in profit or loss for the year, except to the extent that the tax arises from a transaction or event which is recognised, in the same or a different year, directly in equity, or from a business combination. Government assistance provided in the form of deductions and other tax relief applicable to income tax payable is recognised as a reduction in the income tax expense in the year in which it is accrued. The Company files consolidated tax returns with its Spanish subsidiaries: Laboratorios Grifols, S.A., Instituto Grifols, S.A., Grifols Movaco, S.A., Biomat, S.A., Grifols International, S.A., Araclon Biotech, S.L., Grifols Engineering, S.A., Grifols Viajes S.A., Aigües Minerals de Vilajuïga, S.A. and Albajuna Therapeutics, S.L. In addition to the factors to be considered for individual taxation, set out previously, the following factors are taken into account when determining the accrued income tax expense for the companies forming the consolidated tax group: • Temporary and permanent differences arising from the elimination of profits and losses on transactions between Group companies, derived from the process of determining consolidated taxable income. • Deductions and credits corresponding to each company forming the consolidated tax group. For these purposes, deductions and credits are allocated to the company that carried out the activity or obtained the profit necessary to obtain the right to the deduction or tax credit. Temporary differences arising from the elimination of profits and losses on transactions between tax group companies are allocated to the company which recognised the profit/loss and are valued using the tax rate of that company. A reciprocal credit and debit arises between the companies that contribute tax losses to the consolidated Group and the rest of the companies that offset those losses. Where a tax loss cannot be offset by the other consolidated Group companies, these tax credits for loss carryforwards are recognised as deferred tax assets using the applicable recognition criteria, considering the tax group as a taxable entity. The Parent of the Group records the total consolidated income tax payable under payable to Group companies. The amount of the debt relating to the subsidiaries is recognised as receivables from Group companies. (i) Deferred Tax liabilities Deferred tax liabilities derived from taxable temporary differences are recognised in all cases except where they arise from the initial recognition of goodwill or an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither accounting profit nor taxable income. (ii) Deferred Tax assets Deferred tax assets derived from deductible temporary differences are recognised provided that it is probable that sufficient taxable income will be available against which they can be utilised or when the tax legislation considers the possibility to convert future assets for deferred taxes on receivables in front of the Public Administration. Nonetheless, assets arising from the initial recognition of an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither accounting profit nor taxable income, are not recognised. 24 GRIFOLS, S.A. Notes to the Annual Accounts (Free translation form the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

(iii)Measurement Deferred tax assets and liabilities are measured at the tax rates that are expected to apply to the years when the asset is realised or the liability is settled, based on tax rates and tax laws that have been enacted or substantially enacted. The tax consequences that would follow from the manner in which the Company expects to recover or settle the carrying amount of its assets or liabilities are also reflected in the measurement of deferred tax assets and liabilities. (iv)Offset and classification The Company only offsets tax assets and liabilities if it has a legally enforceable right to offset the recognised amounts and intends either to settle on a net basis or to realise the assets and settle the liabilities simultaneously. Deferred tax assets and liabilities are recognised in the balance sheet under non-current assets or liabilities, irrespective of the expected date of recovery or settlement. (s) Employee benefits (i) Termination benefits Termination benefits are recognized on the earlier of the following dates: (a) when the Group can no longer withdraw the offer or (b) when the Group recognizes costs of a restructuring and this results in the payment of termination benefits. (ii) Short-term employee benefits The Group recognizes the expected cost of short-term compensation in the form of paid leave whose rights accrue as employees render the services that entitle them to receive it. If the leave is not accrued, the expense is recognized as the leave is taken. The Group recognizes the expected cost of profit sharing or employee incentive plans when there is a present legal or constructive obligation as a result of past events and a reliable estimate can be made of the value of the obligation. (iii) Share-based payments The Company has granted various equity-based compensation plans to certain members of the management team who are serving the company, which will be settled with either equity instruments or in cash, depending on the plan. The granted equity instruments become irrevocable when employees complete a certain service period and meet the objectives established in the incentive plan. Grifols recognizes the services received from its employees as such services are rendered during the irrevocable period, as a personnel expense in the income statement, and on the other hand, the corresponding increase in equity if the transaction is settled with equity instruments or the corresponding liability if the transaction is settled in cash, with an amount based on the value of the equity instruments. In transactions with employees settled with equity instruments, the recognized amount corresponds to the amount that will be settled once the agreed conditions are met and will not be revised or revalued during the accrual period, as the commitment is settled in shares. If an employee resigns before the accrual period ends, they will only receive the agreed incentive in shares. The fair value of the services received is estimated by estimating the fair value of the shares granted at the grant date, net of estimated dividends to which the employee is not entitled during the performance period. In plans settled in cash, the services received and the corresponding liability are recognized at the fair value of the liability, as of the date the recognition criteria are met. Subsequently, and until settlement, the corresponding liability will be valued at its fair value at the end of each reporting 25 GRIFOLS, S.A. Notes to the Annual Accounts (Free translation form the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

period, with any changes in valuation during the period charged to the income statement. The fair value is determined by reference to the market value of the shares at the date of estimation, net of estimated dividends to which the employee is not entitled during the performance period. The Company assumes the payment related to employees of other group companies. Therefore, the Company recognizes the accrued cost of the plan in accordance with the criteria set out above as an increase in the investment in the subsidiary with credit to the "Other equity instruments" heading if the transaction is settled with equity instruments, or as a liability if the transaction is settled in cash. (t) Classification of assets and liabilities as current and non-current The Company classifies assets and liabilities in the balance sheet as current and non-current. Current assets and liabilities are determined as follows • Assets are classified as current when they are expected to be realised or are intended for sale or consumption in the Company’s normal operating cycle, they are held primarily for the purpose of trading, they are expected to be realised within twelve months after the reporting date or are cash or a cash equivalent. • Liabilities are classified as current when they are expected to be settled in the Company’s normal operating cycle, they are held primarily for the purpose of trading, or they are due to be settled within twelve months after the reporting date. (u) Environmental issues The Company takes measures to prevent, reduce or repair the damage caused to the environment by its activities. Expenses derived from environmental activities are recognised as other operating expenses in the period in which they are incurred. Property, plant and equipment acquired by the Company to minimise the environmental impact of its activity and protect and improve the environment, including the reduction and elimination of future pollution from the Company’s activities, are recognised as assets applying the measurement, presentation and disclosure criteria described in section (e) Property, plant and equipment. (v) Transactions between Group companies Transactions between Group companies, except those related to mergers, spin-offs and non-cash business contributions, are recognised at the fair value of the consideration given or received. The difference between this value and the amount agreed is recognised in line with the underlying economic substance of the transaction. In non-monetary contributions to Group companies, the contributor will value its interests at the carrying amount of the equity investments, in the consolidated financial statements at the date the transaction occurred. Any difference between the value assigned to the interest received by the contributor and the carrying amount of the investments contributed will be recognised in reserves. (w) Non-current assets and disposal groups held for sale All related assets and liabilities to which active efforts have been initiated for their sale, are available in their current condition for sale, and it is highly probable that the sale will be completed within the next twelve months, are classified as held for sale. These assets are presented valued at the lower of their carrying amount and fair value less costs to sell and are not subject to depreciation from the moment they are classified as non-current assets held for sale. 26 GRIFOLS, S.A. Notes to the Annual Accounts (Free translation form the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

In the event of delays caused by events or circumstances beyond the control of Grifols and if there is sufficient evidence that the commitment to the plan to sell those classified as held for sale is maintained, the classification is maintained even if the period to complete the sale extends beyond one year. Non-current assets held for sale are presented on the balance sheet under the headings "Non-current assets held for sale" for assets, and "Liabilities related to non-current assets held for sale" for liabilities, if any. Additionally, discontinued operations are considered to be components (cash-generating units or groups of cash-generating units) representing a significant business unit or geographic area of operations that can be considered separate from the rest, which have been sold or disposed of by other means, or that meet the conditions to be classified as held for sale. Also, entities acquired solely for the purpose of resale are considered discontinued operations. The post-tax results of discontinued operations are presented in a single line of the income statement called "Profit (Loss) from discontinued operations net of taxes". (5) Business combinations The Company merged with Gripdan Invest, S.L. and Grifols Escrow Issuer, S.A. in 2023. Gripdan Invest, S.L. was based in Barcelona and its main activities included buying and selling, intermediation, leasing, administration, and operation in any form of rural and urban properties. It also engaged in various construction projects, both public and private, including buildings and developments of all kinds. The company was also involved in the management, advice, administration, organization, and operation of projects related to the construction of real estate, its repair, and maintenance, whether on its own behalf or on behalf of third parties. Grifols Escrow Issuer, S.A., based in Barcelona, primarily offered services in the administration, management, and control of companies and businesses. Additionally, the investment in tangible assets, advisory services to any affiliated entities or those within the same group and financing activities, particularly through the issuance, negotiation, and placement of bonds. The merger project was prepared and signed by the administrators of both companies on April 13, 2023, and registered in the Commercial Registry of Barcelona on July 7, 2023. For the purposes of the merger project, January 1, 2023, has been considered as the effective date for accounting and acquisition. As of 31 December 2022, the Company held an investment in Gripdan Invest, S.L. amounting to Euros 24,583 thousand and in Grifols Escrow Issuer, S.A. amounting to Euros 2,667 thousand. Both companies were 100% owned by Grifols, S.A. The breakdown of the business combination cost, the value of acquired net assets, and the excess of acquired net assets over the cost of the combination is as follows: Thousand Euros Gripdan Invest, S.L. Grifols Escrow Issuer, S.A. Business combination costs Investment value 24,583 2,667 Value of the acquired net assets 20,477 5,050 Reserves (4,106) 2,383 27 GRIFOLS, S.A. Notes to the Annual Accounts (Free translation form the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

For the company Gripdan Invest, S.L., the amounts recognized at the acquisition date for assets and liabilities are based on their consolidated value obtained from consolidated financial statements prepared in accordance with the Standards for the Preparation of Consolidated Annual Accounts (NOFCAC) and are as follows: Thousand Euros Consolidated values Assigned value Investment property 32,210 32,210 Non-current investments 603 603 Deferred tax assets 29 29 Trade and other receivables 483 483 Total assets 33,325 33,325 Non-current payables 666 666 Group companies and associates, non-current 8,573 8,573 Deferred tax liabilites 2,983 2,983 Group companies and associates, current 624 624 Trade and other payables 2 2 Total liabilities 12,848 12,848 Total net assets 20,477 20,477 Total net assets acquired 20,477 For the company Grifols Escrow Issuer, S.A., the amounts recognized at the acquisition date for assets and liabilities are based on their consolidated value obtained from consolidated financial statements prepared in accordance with the Standards for the Preparation of Consolidated Annual Accounts (NOFCAC) and are as follows: Thousand Euros Consolidated values Assigned value Non-current investments in Group companies and associates 2,017,065 2,017,065 Deferred tax assets 5,799 5,799 Current investments in Group companies and associates 25,698 25,698 Total assets 2,048,562 2,048,562 Non-current payables 2,025,448 2,025,448 Current payables 17,843 17,843 Group companies and associates, current 215 215 Trade and other payables 6 6 Total liabilities 2,043,512 2,043,512 Total net assets 5,050 5,050 Total net assets acquired 5,050 28 GRIFOLS, S.A. Notes to the Annual Accounts (Free translation form the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

The information required in accordance with the provisions of article 86 of chapter VII of the Corporate Tax Law 27/2014, of November 27, in relation to the merger operations described above, is detailed below. The merger has been subject to the tax neutrality regime. 1. Latest balance sheet of the transferring company The balance sheet of the companies Gripdan Invest, S.L. and Grifols Escrow Issuer, S.A. is attached in Appendix XIII. 2. Year in which the transferring company acquired the transferred assets susceptible to amortization Thousand Euros Investment property Cost/Acquisition year Total Cost Accumulated 2011 2022 amortisation Net value Land 16,521 — 16,521 — 16,521 Buildings 20,121 32 20,153 (16,394) 3,759 Total cost 36,642 32 36,674 (16,394) 20,280 3. List of acquired assets that have been incorporated into the accounting books for a value different from that for which they appeared in those of the transferring company. For the merger of Gripdan Invest, S.L., the land and buildings have been incorporated into the Company for a value of Euros 32,210 thousand (consolidation value recognized in Grifols, S.A. according to local accounting regulation), while the value in the absorbed company was Euros 20,280 thousand. Additionally, and related to this difference, a deferred tax liability of Euros 2,983 thousand has also been recognized. For the merger of Grifols Escrow Issuer, S.A., all assets and liabilities have been incorporated into the Company for the same book value as those recorded in the absorbed company. 4. List of tax benefits enjoyed by the transferring company with respect to which the absorbing company must assume compliance with certain requirements There were no tax benefits in the absorbed companies that were incorporated into Grifols, S.A. 5. List of tax credits pending compensation by the transferring company that were transferred to the absorbing company. In the case of Gripdan Invest, S.L., there were no tax credits pending compensation. In the case of Grifols Escrow Issuer, S.A., there were tax credits worth 5,614 thousand euros for limitation of financial expenses and 185 thousand euros for negative tax bases generated in the year 2022. As of 1 January 2023, the entire tax credits were activated in the absorbed company. 29 GRIFOLS, S.A. Notes to the Annual Accounts (Free translation form the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

(6) Intangible Assets Details of intangible assets and movement are as follows: Thousand Euros 2024 Computer software Total Cost at 1 January 2024 92,507 92,507 Additions 9,363 9,363 Transfers 1,683 1,683 Cost at 31 December 2024 103,553 103,553 Accumulated amortisation at 1 January 2024 (72,566) (72,566) Amortisations (7,028) (7,028) Transfers — — Accumulated amortisation at 31 December 2024 (79,594) (79,594) Carrying amount at 31 December 2024 23,959 23,959 Thousand Euros 2023 Other items Computer software Cost at 1 January 2023 87,257 87,257 Additions 3,911 3,911 Transfers 1,339 1,339 Cost at 31 December 2023 92,507 92,507 Accumulated amortisation at 1 January 2023 (64,044) (64,044) Amortisations (7,592) (7,592) Transfers (930) (930) Accumulated amortisation at 31 December 2023 (72,566) (72,566) Carrying amount at 31 December 2023 19,941 19,941 (a) Fully amortised assets The cost of fully amortised intangible assets in use as of December 31, is as follows: Thousand Euros 2024 2023 Computer software 69,347 60,033 30 GRIFOLS, S.A. Notes to the Annual Accounts (Free translation form the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

Fully amortised computer software in use as of 31 December 2024 and 2023 mainly reflects computer licences. (7) Property, Plant and Equipment Details of property, plant and equipment and movement are provided in Appendix I. (a) Capitalised borrowing costs During 2024 the Company has capitalised borrowing costs in investments in progress amounting to Euros 308 thousand (Euros 620 thousand in 2023) (see Note 4(c)). (b) Fully depreciated assets Details of the cost of fully depreciated property, plant and equipment in use at 31 December are as follows: Thousand Euros 2024 2023 Technical installations and machinery 6,713 6,253 Other installations, equipment and furniture 14,805 13,113 Other property, plant and equipment 27,890 20,640 49,408 40,006 (c) Insurance The Company has taken out insurance policies to cover the risk of damage to its property, plant and equipment. These policies amply cover the net carrying amount of the Company’s assets. 31 GRIFOLS, S.A. Notes to the Annual Accounts (Free translation form the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

(8) Investment Property Details of and movements in investment property have been as follows: Thousand Euros 2024 Land Buildings and other installations Investments in adaption and advances Total Cost at 1 January 2024 46,776 111,759 6,316 164,851 Additions — 92 510 602 Disposals — (233) — (233) Transfers — 1,696 (3,910) (2,214) Cost at 31 December 2024 46,776 113,314 2,916 163,006 Accumulated amortisation at 1 January 2024 — (55,874) — (55,874) Amortisations — (4,818) — (4,818) Disposals — 18 — 18 Accumulated amortisation at 31 December 2024 — (60,674) — (60,674) Carrying amount at 31 December 2024 46,776 52,640 2,916 102,332 Thousand Euros 2023 Land Buildings and other installations Investments in adaption and advances Total Cost at 1 January 2023 28,191 96,626 6,748 131,565 Additions 3 163 1,072 1,238 Business combinations (Note 5) 18,482 13,728 — 32,210 Disposals — (92) — (92) Transfers 100 1,334 (1,504) (70) Cost at 31 December 2023 46,776 111,759 6,316 164,851 Accumulated amortisation at 1 January 2023 — (51,107) — (51,107) Amortisations — (4,859) — (4,859) Disposals — 92 — 92 Accumulated amortisation at 31 December 2023 — (55,874) — (55,874) Carrying amount at 31 December 2023 46,776 55,885 6,316 108,977 32 GRIFOLS, S.A. Notes to the Annual Accounts (Free translation form the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

(a) General During fiscal year 2023, following the merger with Gripdan Invest S.L. (see Note 5) a land with a value of Euros 18,482 thousand and buildings and other facilities with a value of Euros 13,728 thousand had been incorporated. (b) Fully depreciated assets The cost of fully depreciated investment property in use at 31 December is as follows: Thousand Euros 2024 2023 Buildings 4,229 4,229 Other installations 40,134 39,356 44,363 43,585 (c) Income and expenses from investment property The Company assigns the use of the premises and installations that it owns and leases from third parties to its Spanish subsidiaries as indicated in Notes 10, 11 and 26. (d) Insurance The Company has taken out insurance policies to cover the risk of damage to its investment property. The coverage of these policies is considered sufficient. (9) Finance Leases - Lessee The Company has leased the following types of property, plant and equipment and investment property under finance leases: Thousand Euros Other property, plant and equipment Total Initially recognised at: Fair value 117 117 Accumulated depreciation (74) (74) Carrying amount at 31 December 2024 43 43 Initially recognised at: Fair value 117 117 Accumulated depreciation (52) (52) Carrying amount at 31 December 2023 65 65 33 GRIFOLS, S.A. Notes to the Annual Accounts (Free translation form the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

Future minimum lease payments are reconciled with their present value as follows: Thousand Euros 2024 2023 Future minimum payments 22 54 Unaccrued finance costs (1) (2) Present value 21 52 Details of minimum payments and the present value of finance lease liabilities, by maturity date, are as follows: Thousand Euros 2024 2023 Minimum payments Present value Minimum payments Present value Less than one year — — 25 25 One to five years 26 21 29 27 26 21 54 52 Less current portion — — (25) (25) Total non-current 26 21 29 27 (10) Operating Leases - Lessee As of 31 December 2024 and 2023, the Company leased to third parties and to a related company several office buildings. As of 31 December 2024 and 2023 the most significant lease agreement relates to the offices located in Sant Cugat del Vallès (Barcelona) (SC1, SC2, SC3, SC4 and SC5) with a related company. The duration of the contracts extends until 1 March 2045 with obligatory compliance (until 9 February 2045, for SC5), with tacit renewals of 5 years. Cancellation must be notified by giving 6 months’ notice. Operating lease payments have been recognised as an expense for the year as follows: Thousand Euros 2024 2023 Lease payments (recognised as an expense) 7,595 7,673 34 GRIFOLS, S.A. Notes to the Annual Accounts (Free translation form the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

Future minimum payments under non-cancellable operating leases are as follows: Thousand Euros 2024 2023 Less than one year 8,096 7,916 One to five years 28,215 27,114 Over five years 104,369 107,709 140,680 142,739 The Company uses part of these premises for its own use and the rest are assigned for use to its Spanish subsidiaries (see Note 8(c)). (11) Assignment for Use of Premises and Installations As described in Note 8(c), Note 10 and Note 26, the Company assigns the use of the premises and installations that it owns and leases from third parties to its Spanish subsidiaries. Services included in the assignment for use agreements are surveillance, cleaning of common areas, greeting and messaging, maintenance and water, energy and gas supplies. In order to take advantage of these services, the Spanish subsidiaries will use the premises in accordance with the statutory activity. Contracts signed with its subsidiaries are renewed automatically on an annual basis and can be cancelled at any time with three months’ prior notice. The minimum non-cancellable amount receivable totals Euros 8,898 thousand as of 31 December 2024 (Euros 8,794 thousand in 2023). (12) Risk Management Policy (a) Financial risk factors The Company's activities are exposed to various financial risks: market risk (including currency risk, fair value interest rate risk and price risk), credit risk, liquidity risk, and cash flow interest rate risk. The Company’s global risk management programme focuses on uncertainty in the financial markets and aims to minimise potentially adverse effects on the Company’s profits. The Company’s risk management policies are established in order to identify and analyse the risks to which the Company is exposed, establish suitable risk limits and controls, and control risks and compliance with limits. Risk management procedures and policies are regularly reviewed to ensure they take into account changes in market conditions and in the Company’s activities. The Company’s management procedures and rules are designed to create a strict and constructive control environment in which all employees understand their duties and obligations. The Group’s Audit Committee supervises how management controls compliance with the Group’s risk management procedures and policies and reviews whether the risk management policy is suitable considering the risks to which the Group is exposed. This committee is assisted by Internal Audit which acts as supervisor. Internal Audit performs regular and ad hoc reviews of the risk management controls and procedures and reports its findings to the Audit Committee. 35 GRIFOLS, S.A. Notes to the Annual Accounts (Free translation form the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

Market risk Market risk is the risk that changes in market prices, for example, exchange rates, interest rates or the prices of equity instruments, affect the Company’s subsidiaries revenues or the value of the financial instruments that the Company holds. The objective of managing market risk is to manage and control the Company and its subsidiaries exposure to this risk within reasonable parameters at the same time as optimizing returns (i) Market risk The Company is not exposed to market risks associated with non-financial assets. Even though, the Group is exposed to the price risk affecting raw materials, that is mitigated by the vertical integration of the hemoderivatives business in a highly-concentrated industry. (ii) Currency risk The Company operates internationally and is therefore exposed to currency risk when operating with foreign currencies, especially with regard to the US Dollar. Currency risk is associated with recognised assets and liabilities, and net investments in foreign operations. The Company holds several investments in foreign operations, the net assets of which are exposed to currency risk. Currency risk affecting net assets of the Company’s foreign operations in US Dollars is mitigated primarily through borrowings in the corresponding foreign currency. Details of financial assets and liabilities denominated in foreign currency, as well as transactions denominated in foreign currency are presented in the Notes 15 and 22. At 31 December 2023, as mentioned in Note 16, the debt in US dollars was covered by the cross-currency swaps contracted to cover the exposure to the associated exchange rate risk. At 31 December 2024, had the US Dollar weakened by 10% against the Euro, with the other variables remaining constant, post-tax profit would have been Euros 2,120 thousand higher, mainly as a result of converting payables to Group companies (Euros 5,512 thousand higher at 31 December 2023). (iii)Credit risk The Company’s financial assets mainly comprise the trade receivables from and loans to Group companies. The Company considers that its financial assets are not significantly exposed to credit risk. Regarding the Company’s subsidiaries, credit risk is the risk in the event that a customer or counterparty to a financial instrument fails to discharge a contractual obligation, and mainly results from trade receivables and investments in financial assets. At 31 December 2024,the impairment of those assets has not been significant. (iv)Liquidity risk Liquidity risk is the risk to not meet the financial obligations as they fall due. Management approach to managing liquidity is to ensure where possible, that the Company always has sufficient liquidity to settle its obligations at the maturity date, both in normal conditions and in times of tension, to avoid incurring unacceptable losses or tarnishing the Group’s reputation. Management manages liquidity risk on a prudent basis, based on availability of cash and sufficient committed unused long-term credit facilities, enabling the Group to implement its business plans and carry out operations using stable and secure sources of financing. 36 GRIFOLS, S.A. Notes to the Annual Accounts (Free translation form the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

The main contractual obligations existing at the end of the year mainly comprise financial debt obligations with repayments of principal and interests, in the long term mostly (see Note 22). The Group's treasury budget anticipates meeting all its commitments in the next 12 months. Additionally, as of 31 December 2024, the Grifols Group has a total of cash and other cash equivalents amounting to Euros 979,780 thousand (Euros 529,577 thousand as of 31 December 2023). Furthermore, the Group has approximately Euros 1,279,308 thousand in unused credit lines (Euros 615,328 thousand as of 31 December 2023) including Euros 1,230,308 thousand from the revolving credit line (Euros 544,729 thousand as of 31 December 2023). The Credit Agreement establishes a limitation on the disposition of the "revolving line" that has not been exceeded as of 31 December 2023 and 2024. Details of financial liabilities by contractual maturity date are provided in Notes 15 and 22(e). (v) Cash flow and fair value interest rates risks Interest rate risk arises on loans extended to Group companies and current and non-current borrowings. Borrowings and loans extended at variable interest rates expose the Company to cash flow interest rate risks. Fixed-rate borrowings expose the Company to fair value interest rate risk. The objective of interest rate risk management is to achieve a balance in the structure of the debt, keeping part of the external resources issued at a fixed rate and covering part of the variable rate debt extending loans to Group companies. At 31 December 2024 had interest rates been 100 basis points higher/lower, with the other variables remaining constant, post-tax profit would have been Euros 21,052 thousand lower/higher, mainly because of higher borrowing costs on variable interest debt (Euros 24,782 thousand at 31 December 2023). 37 GRIFOLS, S.A. Notes to the Annual Accounts (Free translation form the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

(13) Investments in Equity Instruments of Group Companies and Associates Details of investments in equity instruments of Group companies and Associates are as follows: Thousand Euros 2024 2023 Non-current Non-current Group companies and associates Equity investments 3,703,449 4,113,297 Impairment (152,383) (142,502) 3,551,066 3,970,795 During 2024 the following main changes to Company investments in equity instruments took place: • In 2015, for the annual bonus of certain eligible employees, the Group set up a Restricted Share Unit Retention Plan (RSU plan) (see Note 20). In 2024, an amount of Euros 88 thousand were accrued as an increase in the Company's investment by the Company in the respective affiliated entities with employees covered by this plan, deemed as a contribution from the shareholder. • In May 2023, a long-term incentive plan was established based on the delivery of stock options and Share Unit Retention Plan (RSUs) for certain executive directors, senior management members of Grifols and its subsidiaries, and other employees of the Group (see Note 20 ). In 2024, an amount of Euros 1,607 thousand (stock options) and Euros 952 thousand (RSUs) were accrued as an increase in the Company's investment in the respective affiliated companies with employees covered by this plan. • On June 18, 2024, the transaction for the sale of 20% of the stake in SRAAS was completed (see Note 17). As of December 31, 2023, this 20% was classified as a Non-current Asset Held for Sale, and the remaining 6.58% was classified as an investment in associated companies valued at Euros 447,262 thousand. After the transaction was completed, the 6.58% was reclassified to Long-term Financial Investments (see Note 15(b)) and is considered a financial asset measured at fair value with changes in equity. • On November 28, 2024, a cash contribution of Euros 15 million in Kiro Grifols, S.L. was approved, which was fully made by Grifols, S.A., the shareholder holding 99.7% of the company’s shares at the time the agreement was adopted. • On September 26, 2024, an additional capital increase of US Dollars 45,000 thousand was made in Grifols Egypt for Plasma Derivatives S.A.E., of which Grifols, S.A. contributed in US Dollars 22,050 thousand (Euros 19,767 thousand). As of December 31, 2024, the share capital of the subsidiary amounts to US Dollars 255,000 thousand. Both shareholders committed to contribute in future capital increases based on their ownership, until the subsidiary has a share capital of US Dollars 300,000 thousand. These increases will be done as far as the subsidiary requires it and with the approval of the shareholders. • In 2024, it has been registered an impairment of the investment in Grifols Viajes, S.A. amounting Euros 170 thousand , Aigües Minerals de Vilajuïga, S.A. amounting Euros 1,266 thousand and Kiro Grifols, S.L. amounting Euros 33,410 thousand. Additionally, a reversal of impairment was recorded in the investment of Laboratorios Grifols, S.A. amounting Euros 24,965 thousand. 38 GRIFOLS, S.A. Notes to the Annual Accounts (Free translation form the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

During 2023 the following main changes to Company investments in equity instruments took place: • In 2015, for the annual bonus of certain eligible employees, the Group set up a Restricted Share Unit Retention Plan (RSU plan) (see Note 20). In 2023, an amount of Euros 584 thousand were accrued as an increase in the Company’s investment by the Company in the respective affiliated companies with employees covered by this plan, deemed as a contribution from the shareholder. • In May 2023, a long-term incentive plan was established based on the delivery of stock options and Share Unit Retention Plan (RSUs) for certain executive directors, senior management members of Grifols and its subsidiaries, and other employees of the Group (see Note 20). In 2023, an amount of Euros 1,056 thousand (stock options) and Euros 1,357 thousand (RSUs) were accrued as an increase in the Company's investment in the respective affiliated companies with employees covered by this plan. • As of December 31, 2023, the amount equivalent to 20% of the investment in SRAAS, totalling Euros 1,360 million, has been reclassified under the caption Non-current assets held for sale. This is due to Grifols having a firm commitment to sell, and its sale is considered highly probable in accordance with the NRV 7th (see Note 17). • On July 26, 2023, 30 shares of Kiro Grifols, S.L. were acquired for Euros 1,161 thousand. With this acquisition, the company has become 100% owned by the Group. • Financial liabilities that Grifols Argentina, S.A. held with the Company have been forgiven, resulting in an increase in the investment value by Euros 6,148 thousand. • On May 18, 2023, a capital reduction of Brazilian reais 55 million (Euros 10,259 thousand) was approved in Grifols Brasil. This amount has been returned to Grifols, S.A., reducing the value of the investment. • On June 12, 2023, an additional capital increase of US Dollars 90,000 thousand was made in Grifols Egypt for Plasma Derivatives S.A.E., of which Grifols, S.A. contributed in US Dollars 44,100 thousand (Euros 40,966 thousand). As of December 31, 2023, an amount of Euros 19,955 thousand from this capital increase remains outstanding to be paid (see Note 26). As of December 31, 2023, the share capital of the affiliate amounted to US Dollars 210,000 thousand. Both shareholders committed to contribute in future capital increases based on their ownership, until the subsidiary has a share capital of US Dollars 300,000 thousand. These increases will be done as far as the subsidiary requires it and with the approval of the shareholders. • As of January 1, 2023, Grifols, S.A has merged with Gripdan Invest, S.L. The value of the investment was Euros 24,583 thousand. As a result of this merger, this participation ceases to exist. The assets and liabilities of the liquidated company have been consolidated into the balance sheet of the Company (see Note 5). • As of January 1, 2023, Grifols, S.A has merged with Grifols Escrow Issuer, S.A. The value of the investment was Euros 47,060 thousand and an impairment of Euros 44,393 thousand. As a result of this merger, this participation ceases to exist. The assets and liabilities of the liquidated company have been consolidated into the balance sheet of the Company (see Note 5). • In 2023, it was registered an impairment of the investment in Grifols Viajes, S.A. amounting Euros 87 thousand, Grifols Argentina, S.A. amounting Euros 12,500 thousand, Aigües Minerals de Vilajuïga, S.A. amounting Euros 1,269 thousand, Grifols Middle East & Africa LLC amounting Euros 50 thousand and Kiro Grifols, S.L. amounting Euros 6,766 thousand. Additionally, it has been registered a reversal of an impairment in Laboratorios Grifols amounting Euros 5,864 thousand, Grifols Egypt for Plasma Derivatives (S.A.E.) amounting Euros 6,010 thousand and Progenika Biopharma, S.A. amounting Euros 1,238 thousand. 39 GRIFOLS, S.A. Notes to the Annual Accounts (Free translation form the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

(a) Investments in Group companies Details of investments in Group companies are provided in Appendix II. Subsidiaries’ activities comprise the following: • Industrial activity: consisting of the manufacture, preparation and sale of therapeutic products and other pharmaceutical specialities, particularly hemoderivatives and parenteral solutions, reagents, chemical products for use in laboratories and healthcare centres, and medical-surgical materials, equipment and instruments; the collection and analysis of products of biological origin, and the procurement of human plasma. • Commercial activity: consisting primarily of the marketing of products manufactured by the industrial Group companies. • Service activity: comprising the management of business trips for Group companies, the preparation and implementation of engineering projects for both the Group and third parties, and the rendering of centralised services such as accounting, human resources, marketing, etc. This activity also includes the reinsurance of the Group’s insurance policies. The percentage ownerships included in Appendix II reconcile with the voting rights the Company has in its subsidiaries, except for: Medion Grifols Diagnostic AG, Grifols Diagnostics Solutions Inc., Grifols HK Limited and Diagnostic Grifols, S.A (information disclosed in Appendix II) and Grifols Thailand, Ltd. (48% ownership) in which the Company has majority voting rights through the type of shares and a contract entered into with the other shareholder. (i) Foreign currency The functional currencies of foreign operations are the currencies of the countries in which they are domiciled, except for Grifols Worldwide Operations Limited, Grifols Asia Pacific Pte. Ltd. and Grifols Canada Ltd the functional currency of which is the US Dollar. (ii) Impairment testing At the end of the year, the Company assesses whether there are signs of impairment in each of the investments in group companies and associates. For investments in group companies and associates with signs of impairment, an estimate of the recoverable value is made, based on the present value of 5-year future cash flows approved by Management that are estimated to be received from each investment in its functional currency, discounted at a discount rate that includes the inherent risk, considering the net financial position and converting the euros at the closing exchange rate. When estimating the recoverable value, Management considered the gross margin based on the past performance and the current situation, the ongoing investments, and the national market performance expectations. Cash flows estimated as of the year in which stable growth in the financial investments has been reached are extrapolated using the estimated growth rates indicated below. Perpetual growth rates are consistent with the industry reports forecasts and the countries where the investee companies operate. 40 GRIFOLS, S.A. Notes to the Annual Accounts (Free translation form the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

The key assumptions used in impairment testing of the equity investments for 2024 were as follows: Perpetual growth rate Pre-tax discount rate Grifols Australia Pty Ltd. 2.2% 11.9% Grifols UK, Ltd. 1.6% 12.1% Kiro Grifols, S.L. 1.6% 11.6% Laboratorios Grifols, S.A. 1.6% 10.8% Grifols Portugal, Lda. 1.9% 9.4% Grifols Egypt for Plasma Derivatives (S.A.E.) 3.0% 19.6% The discount rate used reflects specific risks relating to the equity investments and the countries in which they operate. The main assumptions used for determining the discount rate are as follows: • Risk free rate: normalized government bonds at 10 years • Market risk premium: premium based on market research • Unlevered beta: average market beta • Debt to equity ratio: average market ratio Only for those investments in companies that, due to the specific nature of their activity do not have estimates of future cash flows, impairment has been calculated by comparing their equity value at the end of the year with the net book value of the investment. In 2024, as a result of the impairment test performed, the Company recorded an impairment of the investments in: Thousand Euros Investment Impairment Reversal of impairment Laboratorios Grifols, S.A. — 24,965 Grifols Viajes, S.A. 170 — Aigües Minerals de Vilajuïga, S.A. 1,266 — Kiro Grifols, S.L. 33,410 — Total 34,846 24,965 In the current economic context, the reasonably possible changes considered for equity investments are a variation in the discount rate (+/-50bps), as well as in the estimated perpetual growth rate (+/-50bps), except in the case of Grifols Egypt Plasma Derivatives (S.A.E) where a variation of (+/-100bps) has been considered, with independent analyses for each. The reasonably possible changes in key assumptions considered by management in the calculation of the equity investments recoverable amount would cause their carrying amount to exceed the recoverable amount as follows: Potential impairment Perpetual growth rate Pre-tax discount rate -50bps +100bps Grifols Egypt Plasma Derivatives (S.A.E) —% 7% 41 GRIFOLS, S.A. Notes to the Annual Accounts (Free translation form the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

(b) Other Information The subsidiaries with direct and indirect participation, will be audited/reviewed by the associates of Deloitte S.L. in the countries in which they are located, except for Grifols Argentina, S.A. (audited by Alexia Consulting group, S.R.L.), Kiro Grifols, S.L. (audited by LKS Auditores, S.L.P.), Grifols Colombia Lda (audited by KPMG Colombia), and Grifols Egypt for Plasma Derivatives (S.A.E.) (audited by KPMG Egypt). AlbaJuna Therapeutics, S.L., Albimmune, S.L., Aigües Minerals de Vilajuïga, S.A., Araclon Biotech, S.L., Grifols Biotest Holdings GmbH, Grifols Japan, K.K., Grifols Korea Co. Ltd, Grifols México, S.A., Grifols Pyrenees Research Center, S.L., Grifols Viajes, S.A. y Plasmavita Healthcare II GmbH have not been audited. All the financial assets in investments in equity instruments of group companies and associates have been classified as financial assets at cost. (14) Financial Assets by Category (a) Classification of financial assets by category The classification of financial assets by category and class and a comparison of the fair value and the carrying amount are provided in Appendix III. (b) Net losses and gains by category of financial asset Net losses and gains by category of financial asset are as follows: Thousand Euros 2024 Financial asset at amortised cost Financial asset at fair value with changes through equity Total Finance income at amortised cost, Group companies 445,825 — 445,825 Finance income at amortised cost 8,080 2,060 10,140 Net gains in profit and loss 453,905 2,060 455,965 453,905 2,060 455,965 Thousand Euros 2023 Financial asset at amortised cost Financial asset at fair value with changes through equity Total Finance income at amortised cost, Group companies 369,527 — 369,527 Finance income at amortised cost 10,219 — 10,219 Net gains in profit and loss 379,746 — 379,746 379,746 — 379,746 42 GRIFOLS, S.A. Notes to the Annual Accounts (Free translation form the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

(15) Investments and Trade Receivables (a) Investments in Group companies Details of investments in Group companies and related parties are as follows: Thousand Euros 2024 2023 Non-current Current Non-current Current Group Loans 8,287,085 — 7,231,679 13,076 Receivables, tax effect (Note 24) — 56,690 — 29,179 Interest — 104,493 — 5,629 Other loans — 67,798 — — 8,287,085 228,981 7,231,679 47,884 As of 31 December 2024, the Company has several loans with Group companies. The most significant loans are: • Three subordinated loans with subsidiary entities that accrue interest at a market rate, with no due date established and an amount of Euros 3,412 million. The Company will not request the payment of these loans in the short term. • A loan in US dollars amounting to Euros 679 million to cover the liability for a promissory note issued in dollars (see Note 22(b)) for the same amount, which was covered by a derivative contract that ended during 2024 (see Note 16). • Loans totalling Euros 4,196 million that accrue interest at a market rate (see Appendix III). The detail by maturity of these loans as of 31 December 2024 and 2023 is the following: Thousand Euros 2024 2023 Maturity Currency Principal Principal 2024 Euros — 13,076 2025 Euros — 1,850,932 2026 Euros 4,582 13,076 2027 Euros 1,591,896 1,955,667 2028 Euros — — 2029 Euros — — 2030 Euros 2,600,000 — 4,196,478 3,832,751 43 GRIFOLS, S.A. Notes to the Annual Accounts (Free translation form the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

(b) Investments Details of investments are as follows: Thousand Euros 2024 2023 Non-current Current Non-current Current Equity instruments 416,131 — — — Other current financial assets 395 — 423 — Financial instruments derivatives (Note 16) 1,177 309 1,043 20,884 Deposits and guarantees 1,193 2,443 1,248 33 418,896 2,752 2,714 20,917 As a result of the RAAS sale transaction (see Note 17), the remaining 6.58% shareholding was classified under long-term financial investments and is considered a financial asset valued at fair value through equity. At the closing of the transaction it was valued at Euros 434,481 thousand. As of December 31, 2024, this fair value has been restated based on the listed value of the shares at the date (CNY 7.22 per share), so that it was valued at Euros 416,131 thousand. The adjustment for change in value recorded in equity during 2024 amounted to Euros 18,350 thousand. Financial instruments derivatives as of 31 December 2024 and 2023, includes mainly an exchange rate derivative through equity account with financial entities, see Note 16. As of 31 December 2024 and 2023, Euros 943 thousand of guarantees and deposits are associated with leases with Centurion Real Estate S.A.U., a related party of Grifols S.A. (see Note 26). (c) Trade and other receivables Details of trade and other receivables are as follows: Thousand Euros 2024 2023 Current Current Group Trade receivables (Note 26) 30,578 50,952 Related parties Other receivables (Note 26) — 5,609 Unrelated parties Trade receivables 1,496 581 Other receivables 410 274 Personnel 220 127 Taxation authorities, income tax (Note 24) 16,453 12,303 Public entities, other (Note 24) 30,728 10,027 79,885 79,873 Taxation authorities, income tax and Public entities, other, as of 31 December 2024 and 2023 corresponds almost fully to the reimbursement of the value added tax. The Company files consolidated VAT and income tax returns and is the head of the consolidation group. 44 GRIFOLS, S.A. Notes to the Annual Accounts (Free translation form the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

(d) Amounts denominated in foreign currencies Details of monetary financial assets denominated in foreign currencies are as follows: Thousand Euros 2024 US Dollar Other Total Long-term investments in associated and group companies 678,602 — 678,602 Total non-current financial assets 678,602 — 678,602 Short-term investments in associated and group companies 4,259 65 4,324 Trade and other receivables Trade receivables – current 165 — 165 Trade receivables from Group companies and associates – current 3,581 — 3,581 Total current financial assets 8,005 65 8,070 Total financial assets 686,607 65 686,672 Thousand Euros 2023 US Dollar Other Total Trade and other receivables Trade receivables – current 153 — 153 Trade receivables from Group companies and associates – current 3,328 100 3,428 Total current financial assets 3,481 100 3,581 Total financial assets 3,481 100 3,581 45 GRIFOLS, S.A. Notes to the Annual Accounts (Free translation form the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

Details of exchange differences recognised in profit or loss on financial instruments, distinguishing between settled and outstanding transactions, are as follows: Thousand Euros 2024 2023 Settled Outstanding Settled Outstanding Non-current investmentsin Group companies and associates 45,669 — — — Total non-current financial assets 45,669 — — — Trade and other receivables Trade receivables – current (8) 10 18 (6) Trade receivables from Group companies – current 304 227 (1,094) 1 Cash and cash equivalents Cash (23,138) — (856) — Total current financial assets (22,842) 237 (1,932) (5) Total financial assets 22,827 237 (1,932) (5) (16) Financial derivatives The Company uses financial derivatives to hedge against the risk that the future cash flows are exposed. During the current period, the Company considered that the requirements detailed in Note 4, regarding the registration and valuation rules, have been fulfilled in order to classify the financial instruments detailed below as hedging instruments. The Company performs an analysis to assess to what extent the changes in the cash flows of the hedging instrument would offset the changes in the cash flows of the hedged item attributable to the risk that is intended to be hedged. Taking this analysis into account, the Company determines the existence of the economic relationship and the coverage ratio. At the year-end, the Company analyses the ineffectiveness and assesses whether an economic relationship continues to exist or whether the set hedge ratio is appropriate. The possible sources of ineffectiveness considered by the Company to determine the hedging relationship and the hedge ratio are: - The hedging instrument and the hedged item have different start dates and trade dates. - The underlying of the hedged item and the hedging instrument are not homogeneous. 46 GRIFOLS, S.A. Notes to the Annual Accounts (Free translation form the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

(a) Cash flow hedge As of 31 December 2024, he Company held the following hedging instruments: Hedged item Hedging instrument Hedged risk Type Thousand Dollars Thousand Euros Notional value Due date1 Ineffectiveness recognised in profit or loss Hedging instrument fair value Asset Liability Energy price Energy swap Energy price Energy swap 2032 75 1,486 — 1,486 — (1) The maturity of the hedging instrument matches with the year when the cash flows are expected to occur and affect the profit and loss account. As of 31 December 2024, the balance of assets contains Euros 1,177 thousand as long-term derivatives and Euros 309 thousand as short-term derivatives. As of 31 December 2023, the Company held the following hedging instruments: Hedged item Hedging instrument Hedged risk Type Thousand Dollars Thousand Euros Notional value Due date1 Ineffectiveness recognised in profit or loss Hedging instrument fair value Asset2 Liability Liabilities issued in USD Currency swap USD/EUR exchange rate USD purchase 150,000 2024 — 5,945 — Liabilities issued in USD Currency swap USD/EUR exchange rate USD purchase 150,000 2024 — 5,940 — Liabilities issued in USD Currency swap USD/EUR exchange rate USD purchase 200,000 2024 — 7,919 — Liabilities issued in USD Currency swap USD/EUR exchange rate USD purchase 205,000 2024 (620) — 7,712 Energy price Energy swap Energy price Energy swap — 2032 (21) 1,529 — 21,333 7,712 (1) The maturity of the hedging instrument matches with the year when the cash flows are expected to occur and affect the profit and loss account. (2) The balance sheet caption "Short-term derivatives" includes Euros 594 thousand corresponding to the initial cost that is accrued over the life of the instrument. As of December 31, 2023, the balance of assets contains Euros 1,043 thousand as long-term derivatives and Euros 20,884 thousand as short-term derivatives. The liability balance is short-term. 47 GRIFOLS, S.A. Notes to the Annual Accounts (Free translation form the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

The breakdown of the amounts recorded in equity and in the profit or loss account in 2024 and 2023 are as follows: Thousand Euros 2024 2023 Initial balance of hedging operations in Equity (3,734) (4,780) Income and expense recognised directly in equity 1,925 15,175 Amounts transferred to the income statement Recycling of interest expense 792 1,150 Hedging reversal 2,304 1,520 Recycling of exchange rate differences (1,305) (16,799) Settlement 288 — Closing balance of hedging operations in Equity 270 (3,734) As of 31 December 2024 and 2023, cash flow hedges with their notional or contractual values, and their fair values, were as follows: Thousand Dollars Thousand Euros Notional value 2025 2026 Net fair value Interest rate and/or currency swaps: Cash flow hedges — — — — — — — — Thousand Dollars Thousand Euros Notional value 2024 2025 Net fair value Interest rate and/or currency swaps: Cash flow hedges 705 12,092 — 12,092 705 12,092 — 12,092 Cross-currency swaps The loan signed with the Group company, Grifols Escrow Issuer, S.A. amounting to US Dollars 687.4 million and maturing in October 2028, was hedged through currency swaps that convert the face value of the loan and the interest to be settled from US Dollars to Euros. During 2024, the hedge item has changed to the senior unsecured notes in US Dollars absorbed in the merger with Grifols Escrow Issuer, S.A. (see Note 5). The characteristics of the financial derivatives are as follows: • On 28 June 2022 the Company entered into a fixed-for-fixed currency swap agreement with due date 15 October 2024. The agreement set the exchange of currency flows EUR-USD under the following terms: 48 GRIFOLS, S.A. Notes to the Annual Accounts (Free translation form the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

- Grifols, S.A. received a loan in euros for an amount of Euros 194 million with an interest rate of 3.10%. - Grifols S.A. granted a loan in US dollars for an amount of US Dollars 205 million with an interest rate of 4.75%. • On 5 October 2021 the Company entered into a fixed-for-fixed currency swap agreement with some financial entities with due date 15 October 2024. The agreement set the exchange of currency flows EUR-USD under the following terms: - Grifols, S.A. received a loan in euros for an amount of Euros 173 million with an interest rate of 3.78%. - Grifols S.A. granted a loan in US dollars for an amount of US Dollars 200 million with an interest rate of 4.75%. • On 5 October 2021 the Company entered into two fixed-for-fixed currency swap agreements with due date 15 October 2024. The agreement set the exchange of currency flows EUR-USD under the following terms: - Grifols, S.A. received a loan in euros for an amount of Euros 259 million with an interest rate of 3.59%. - Grifols S.A. granted a loan in US dollars for an amount of US Dollars 300 million with an interest rate of 4.75%. In September 2024, the cross currency swap was terminated in advance. Financial instruments at fair value with changes in profit and loss In relation to the sale of shares in SRAAS (see Note 17) and with the aim of reducing exposure to EUR/RMB exchange rate fluctuations and ensuring the amount received in euros, the Company has entered into a derivative valued at fair value with changes recognized in the profit and loss account Energy swaps At the beginning of the 2023, the Company has entered into a hedge for the variation in the price of electricity. This contract has been entirely used to hedge the purchase price of electric energy against potential market price increases. The derivatives hedging the energy price meet the requirements for hedge accounting, and therefore, variations in the value of this financial instrument are recorded (net of taxes) in equity. (17) Non- currents assets held for sale On December 29, 2023, Grifols reached an agreement with Haier Group Corporation for the sale of a 20% equity interest in Shanghai RAAS (SRAAS) for RMB 12,500,000 thousand. As of December 31, 2023, such stake subject to the sale transaction was considered as a “Non-current asset held for sale” in the amount of Euro 1,360,089 thousand. On June 18, 2024, after obtaining the necessary authorizations from the required regulatory authorities and fulfilling certain agreed-upon conditions, the sale took place for an amount of RMB 12,163,730 thousand, net of taxes paid in China (Euros 1,564,256 thousand at the exchange rate on the transaction date). To reduce exposure to EUR/RMB exchange rate fluctuations and ensure the amount received in euros, Grifols contracted a EUR/RMB forward exchange rate financial instrument (Fx Forward), which was not recorded as hedge accounting. 49 GRIFOLS, S.A. Notes to the Annual Accounts (Free translation form the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

On July 5, 2024, these funds were deposited into a Grifols Euro bank account, amounting to Euros 1,559,943 thousand at the contracted Forward exchange rate, recognizing a foreign exchange loss of Euros 17,790 thousand, presented under the heading ' Exchange Differences,' and a financial gain from the derivative of Euros 13,476 thousand, recognized under the heading 'Fair Value adjustments in Financial Instruments' (see Note 16). These funds have been used to reduce the Group's debt. As a result of this sale transaction, the Company loses its significant influence in its stake in SRAAS upon the closing of the transaction. The remaining 6.58% stake in SRAAS shares is considered a financial asset measured at fair value with changes in equity (see Note 15(b)), whose fair value at the transaction date was calculated based on the SRAAS share price on that date amounting to Euros 434,481 thousand Additionally, Grifols loses its indirect 11.79% stake in GDS capital that it held through its stake in SRAAS. Finally, as part of the transaction, the Company signed the following agreements: - Grifols has pledged its shares in SRAAS in favour of Haier (on behalf of Haier and SRAAS), to secure the cash pooling agreement between GDS, as creditor, and Grifols, as debtor. - Grifols retains the right to appoint a director to the board of directors of SRAAS. However, Grifols has granted Haier (a) a voting proxy for 10 years and (b) a right of first refusal in case Grifols wishes to sell these shares. The voting proxy agreement has been valued at Euros 10 million (see Note 18). The impact of the transaction on the income statement for the year 2024 was as follows: Thousand Euros Sales price 1,607,500 Fair value of 6,58% in SRAAS 434,481 Less: carrying value Non-current asset held for sale and transaction costs (1,390,604) Less: carrying value Investments in equity instruments of associates (see Note 13) (447,262) Less: Other obligations assumed (see Note 18) (10,433) Result before reclassification of exchange differences 193,682 Cumulative exchange differences in shareholders' equity 53,018 Result of the transaction (gain) 246,700 Income tax in China and Spain (34,544) Net income tax result 212,156 (18) Prepayments As of 31 December 2024 and 2023 prepayments include mainly insurance premium and maintenance prepayments. As a result of the voting proxy agreement signed during the sale of shares of SRAAS (see Note 17), the Company recognized a deferred income amounting Euros 10,433 thousands, which will be amortized over 3 years as this is the period during which Haier and Grifols have agreed not to transfer their shares in SRAAS. As of 31 December 2024, an income of Euros 1,855 thousand was recognized in the caption "Other operating income" in the income statement. 50 GRIFOLS, S.A. Notes to the Annual Accounts (Free translation form the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

(19) Equity Details of equity and movement during the year are shown in the statement of changes in equity. (a) Capital As of 31 December 2024 and 2023, amounts to Euros 119,603,705 and is represented by: - Class A shares: 426,129,798 ordinary shares of Euros 0.25 par value each, subscribed and fully paid and of the same class and series, and which are ordinary shares of the Company. - Class B shares: 261,425,110 non-voting preference shares of Euros 0.05 par value each, of the same class and series, and with the preferential rights set forth in the Company’s by-laws. Class B Shares Our Class B shares have substantially similar dividend and other economic rights as our Class A shares, but differ from the Class A shares in some important respects that are outlined below. Voting Rights Holders of our Class B shares generally do not have voting rights, except with respect to certain extraordinary matters, with respect to which approval by a majority of our outstanding Class B shares is required. Separate Vote at General Shareholder Meetings on Extraordinary Matters Notwithstanding the lack of voting rights of our Class B shares generally, resolutions on the matters detailed below (each, an“extraordinary matter”) require the approval of a majority of our outstanding Class B shares. - Any resolution (i) authorizing us or any of our subsidiaries to repurchase or acquire any of our Class A shares, except for pro rata repurchases available equally to holders of our Class B shares on the same terms and at the same price as offered to holders of our Class A shares or (ii) approving the redemption of any of our shares and any share capital reductions (through repurchases, cancellation of shares or otherwise), other than (a) those redemptions required by law and (b) those redemptions which affect equally our Class A shares and Class B shares and in which each Class B share is treated the same as a Class A share in such transaction. - Any resolution approving the issuance, granting or sale (or authorizing the Board to issue, grant or sell) (i) any of our shares, (ii) any rights or other securities exercisable for or exchangeable or convertible into our shares or (iii) any options, warrants or other instruments giving the right to the holder thereof to purchase, convert, subscribe or otherwise receive any of our securities, except if (a) each Class B share is treated the same as a Class A share in the relevant issuance, grant or sale and, therefore, has a preferential subscription right (derecho de suscripción preferente) or a free allotment right in the relevant issuance, grant or sale to the same extent, if any, as a Class A share or (b) if the issuance is made in accordance with the subscription rights described in “Subscription Rights” below. - Any resolution approving unconditionally or not (i) a transaction subject to Law 3/2009 (including, without limitation,a merger, split-off, cross-border redomiciliation or global assignment of assets and liabilities), except if in such transaction each Class B share is treated the same as a Class A share or (ii) our dissolution or winding-up, except where such resolution is required by law. - Any resolution for the delisting of any Grifols shares from any stock exchange. - Generally, any resolution and any amendment of the Articles of Association that directly or indirectly adversely affects the rights, preferences or privileges of our Class B shares (including any resolution that adversely affects our Class B shares relative to our Class A shares or that positively affects our 51 GRIFOLS, S.A. Notes to the Annual Accounts (Free translation form the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

Class A shares relative to our Class B shares, or that affects the provisions in the Articles of Association relating to our Class B shares). The general shareholders’ meeting has the power to decide on all matters assigned to it by law or by the Articles of Association and, in particular, without limitation to the foregoing, shall be the only corporate body or office entitled to decide on these extraordinary matters. Preferred Dividend Each of our Class B shares entitles its holder to receive a minimum annual preferred dividend out of the distributable profits at the end of each fiscal year the share is outstanding equal to Euros 0.01 per Class B share. In any given fiscal year, we will pay a preferred dividend to the holders of our Class B shares before any dividend out of the distributable profits for such fiscal year is paid to the holders of our Class A shares. The preferred dividend on all issued Class B shares will be paid by us within the nine months following the end of that fiscal year, in an amount not to exceed the distributable profits obtained by us during that fiscal year. If, during a fiscal year, we have not obtained sufficient distributable profits to pay in full, out of those profits, the preferred dividend on all the Class B shares outstanding, the preferred dividend amount exceeding the distributable profits obtained by us will not be paid and will not be accumulated as a dividend payable in the future. Lack of payment, total or partial, of the preferred dividend during a fiscal year due to insufficient distributable profits to pay in full the preferred dividend for that fiscal year will not cause our Class B shares to recover any voting rights. Other Dividends Each Class B share is entitled to receive, in addition to the preferred dividend referred to above, the same dividends and other distributions (in each case, whether in cash, securities of Grifols or any of our subsidiaries, or any other securities, assets or rights) as one Class A share. Each Class B share is treated as one Class A share for the purpose of any dividends or other distributions made on our Class A shares, including as to the timing of the declaration and payment of any such dividend or distribution. Redemption Rights Each holder of our Class B shares is entitled to redeem those shares as set forth in this section if a tender offer for all or part of our share capital is made and settled (in whole or in part), except if holders of our Class B shares were entitled to (i) participate in such offer and (ii) have their shares acquired in such offer equally and on the same terms as holders of our Class A shares (including, without limitation, for the same consideration). Upon the closing and settlement (in whole or in part) of a tender offer for our shares in which holders of our Class B shares were not entitled to (i) participate and (ii) have their shares acquired in such offer equally and on the same terms as holders of our Class A shares (including, without limitation, for the same consideration), the redemption process will follow the process detailed below. - We will, within ten days of the date on which the redemption event occurred (i.e., the date on which the triggering tender offer settled), publish in the Commercial Registry Gazette, the Spanish Stock Exchanges’ Gazettes and in at least two of the newspapers with widest circulation in Barcelona an announcement informing the holders of our Class B shares of the redemption event and the process for the exercise of redemption rights in connection with such redemption event. - Each holder of our Class B shares will be entitled to exercise its redemption right for two months from the first date of settlement of the tender offer triggering the redemption right by notifying us of its decision. We will ensure that mechanisms are in place so that the notification of the exercise of the redemption right may be made through Iberclear. - The redemption price to be paid by us for each Class B share for which the redemption right has been exercised will be the sum of (i) the amount in euro of the highest consideration paid in the tender offer triggering the redemption right plus (ii) interest on the amount referred to in (i), from the date such tender offer is first settled until the date of full payment of the redemption price, at a rate equal 52 GRIFOLS, S.A. Notes to the Annual Accounts (Free translation form the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

to the one-year EURIBOR plus 300 basis points. For the purposes of this calculation, the amount in euro corresponding to any non-cash consideration paid in the tender offer will be the market value of such non-cash consideration as of the date the tender offer is first settled. The calculation of such market value shall be supported by at least two independent experts designated by us from auditing firms of international repute. - We will, within 40 days of the date on which the period for notification of the exercise of redemption rights following a tender offer lapses, take all the necessary actions to (i) effectively pay the redemption price for our Class B shares for which the redemption right has been exercised and complete the capital reduction required for the redemption and(ii) reflect the amendment to Article 6 of the Articles of Association (related to share capital) deriving from the redemption. The number of our Class B shares redeemed shall not represent a percentage over our total Class B shares issued and outstanding at the time the tender offer is made in excess of the percentage that the sum of our Class A shares (i) to which the tender offer is addressed, (ii) held by the offerors in that offer and (iii) held by persons acting in concert with the offerors or by persons having reached an agreement relating to the offer with the offerors represent over the total Class A shares issued and outstanding at the time the tender offer causing the redemption of our Class B shares is made. Payment of the redemption price will be subject to us having sufficient distributable reserves but, after a tender offer occurs and until the redemption price for our Class B shares is paid in full, we will not be able to declare or pay any dividends nor any other distributions to our shareholders (in each case, whether in cash, securities of Grifols or any of our subsidiaries, or any other securities,assets or rights). Liquidation Rights Each Class B share entitles its holder to receive, upon our winding-up and liquidation, an amount equal to the sum of (i) the nominal value of such Class B share and (ii) the share premium paid up for such Class B share when it was subscribed for. We will pay the liquidation amount to the holders of our Class B shares before any amount on account of liquidation is paid to the holders of our Class A shares. Each of our Class B shares entitles its holder to receive, in addition to the liquidation preference amount, the same liquidation amount paid for a Class A share. Subscription Rights Each Class B share entitles its holder to the same rights (including preferential subscription rights and free allotment rights) as one Class A share in connection with any issuance, granting or sale of (i) any shares in Grifols, (ii) any rights or other securities exercisable for, exchangeable or convertible into shares in Grifols or (iii) any options, warrants or other instruments giving the right to the holder thereof to purchase, convert, subscribe or otherwise receive any securities in Grifols. As an exception, the preferential subscription rights and the free allotment rights of the Class B shares will only be for new Class B shares or for instruments giving the right to purchase, convert, subscribe for or otherwise receive Class B shares, and the preferential subscription right and the free allotment right of an Class A share will only be for new Class A shares or for instruments giving the right to purchase, convert, subscribe or otherwise receive Class A shares, for each capital increase or issuance that meets the following three requirements: (i) the issuance of Class A shares and Class B shares is in the same proportion of our share capital as they represent at the time the resolution on the capital increase is passed; (ii) grants of preferential subscription rights or free allotment rights,as applicable, to the Class B shares for the Class B shares are under the same terms as the preferential subscription rights or free allotment rights, as applicable, granted to the Class A shares for the Class A shares; and (iii) no other shares or securities are issued. 53 GRIFOLS, S.A. Notes to the Annual Accounts (Free translation form the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

Registration and Transfers Class B shares are in book-entry form on Iberclear and are indivisible, in the same terms as the Class A shares. These shares are freely transferable. The Company’s knowledge of its shareholders is based on information provided voluntarily or in compliance with applicable legislation. According to the information available to the Company, there are no interests higher than 10% with voting rights as of 31 December 2024 and 2023. Significant shareholders The most significant shareholdings in the share capital of Grifols, S.A. as of December 31, 2024, according to publicly available information or communication made to the Company, are as follows: % of voting rights attached to the shares % of voting rights through financial instruments % of total voting rights Name or company name of shareholder Direct Indirect Direct Indirect MARC P. ANDERSEN — % 3.13% — % — % 3.13 % BLACKROCK, INC. — % 2.90% — % 1.41% 4.31 % CAPITAL RESEARCH AND MANAGEMENT COMPANY — % 3.68% — % 0.90% 4.58 % DERIA, S.A. 9.20% — % — % — % 9.20 % EUROPACIFIC GROWTH FUND 2.88% — % 0.35% — % 3.23 % FLAT FOOTED LLC. — % 3.13% — % — % 3.13 % JPMORGAN CHASE & CO. — % — % — % 3.32% 3.32 % MASON CAPITAL MASTER FUND L.P. — % 2.11% — % — % 2.11 % MELQART OPPORTUNITIES MASTER FUND LTD. — % — % 1.06% — % 1.06 % PONDER TRADE, S.L. 7.09% — % — % — % 7.09 % RALLEDOR HOLDING SPAIN, S.L. 6.15% — % — % — % 6.15 % ROKOS GLOBAL MACRO MASTER FUND LP. — % — % 1.14% — % 1.14 % SCRANTON ENTERPRISES, B.V. 8.40% — % — % — % 8.40 % ARMISTICE CAPITAL MASTER FUND LTD 1.06% — % — % — % 1.06% (b) Share premium This reserve is freely distributable. (c) Reserves Details of reserves and movement during the year are shown in Appendix IV. During 2023 the Company settled the 2021 RSU plan resulting in a decrease of Euros 2,506 thousand in reserves. In 2024 the Company has settled the 2022 RSU plan resulting in a decrease of Euros 1,155 thousand in reserves. Additionally, during 2024, reserves were reduced by Euros 4,864 thousand due to the sale of treasury shares to other group companies as part of employee compensation plans. (i) Legal reserve The legal reserve has been appropriated in compliance with article 274 of the Spanish Companies Act, which requires that companies transfer 10% of profits for the year to a legal reserve until this 54 GRIFOLS, S.A. Notes to the Annual Accounts (Free translation form the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

reserve reaches an amount equal to 20% of share capital. As of 31 December 2024 and 2023 the legal reserve represents 20% of share capital. The legal reserve is not distributable to shareholders and if it is used to offset losses, in the event that no other reserves are available, the reserve must be replenished with future profits. (ii) Treasury stock and reserve for Company shares As of 31 December 2024 the Company held Class B treasury stock equivalent to 1.04% of its capital (1.23% of its capital as of 31 December 2023). Movement in Class A treasury stock during 2024 and 2023 has been as follows: Thousand Euros Euros Number of Class A shares Nominal Average acquisition value Balance at 1 January 2023 3,944,430 89,959 — Balance at 31 December 2023 3,944,430 89,959 — Balance at 31 December 2024 3,944,430 89,959 — Movement in Class B treasury stock during 2024 and 2023 has been as follows: Thousand Euros Euros Number of Class B shares Nominal Average acquisition value Balance at 1 January 2023 5,199,784 72,261 — Acquisitions of Class B shares — — — Disposals of Class B shares (681,585) (9,472) — Balance at 31 December 2023 4,518,199 62,789 — Disposals of Class B shares (1,316,825) (18,300) — Balance at 31 December 2024 3,201,374 44,489 — During 2023, the Group delivered 671,585 treasury stocks (Class B shares) to eligible employees as compensation for the Restricted Share Unit Retention Plan, of which 50,784 were given to Company employees (see Note 20). During 2024, the Group delivered 1,316,825 treasury stocks (Class B shares) to eligible employees as compensation for the Restricted Share Unit Retention Plan, of which 212,790 were given to Company employees (see Note 20). (iii)Differences on redenomination of capital to Euros This reserve is not distributable. 55 GRIFOLS, S.A. Notes to the Annual Accounts (Free translation form the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

(iv)Voluntary reserves These reserves are freely distributable. (d) Other own equity instruments In this caption is recorded the outstanding amount for employee remuneration linked to the stock value and settled in equity instruments (see details in Note 20). (20) Other Provisions, Other Guarantees with Third Parties and Other Contingent Liabilities (a) Contingencies Contingent liabilities for bank and other guarantees are disclosed in Note 22. The Company does not expect any significant liabilities to arise from these guarantees. (b) Commitments with employees The Group’s annual contribution to defined contribution pension plans of Spanish Group companies for 2024 amounted to Euros 261 thousand (Euros 207 thousand for 2023). In the event of a takeover, the Company has agreements with 10 employees whereby they can unilaterally rescind their employment contracts with the Company and are entitled to termination benefits ranging from two to five years’ salary. The Company has contracts with 6 members of Senior management who will receive a termination benefit ranging from one to two years’ salary, depending on the circumstances. Restricted Share Unit Retention Plan For the annual bonus, the Group established a Restricted Stock Plan (hereinafter RSU) for certain employees. With this plan, the employee can choose to receive up to 50% of their annual bonus in non-voting Class B ordinary shares (Grifols Class B Shares) or Grifols American Depositary Shares (Grifols ADS), and the Company will match it with an additional contribution of 50% in RSU. Grifols Class B shares and Grifols ADS are valued as of the date the bonus is granted. If an eligible employee leaves the company or is terminated before the vesting period, he or she will not be entitled to the additional RSUs. These RSUs will have a vesting period of 2 years and 1 day and will subsequently be exchanged for Grifols Class B Shares or ADS (American Depositary Share representing 1 Class B Share). During 2023, the Company settled the 2021 RSU plan in the amount of Euros 2,424 thousand, of which Euros 668 thousand correspond to Grifols S.A. employees. During 2024, the Company settled the 2022 RSU plan in the amount of Euros 5,865 thousand, of which Euros 2,822 thousand correspond to Grifols S.A. employees. This commitment was treated as an equity instrument as it is settled in shares, with no accumulated amount recognized at 31 December 2024 (Euros 5,696 thousand at 31 December 2023). Equity-settled share-based payment plan In May 2023, the Board of Directors approved proposing to the Ordinary General Meeting scheduled for June 16, 2023, which also approved it, a long-term incentive plan based on the granting of stock options for certain executive directors, members of senior management of Grifols and its subsidiaries. The plan 56 GRIFOLS, S.A. Notes to the Annual Accounts (Free translation form the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

is valid for four years for each beneficiary, from the date of entry into force where, 40% of the options granted will be consolidated (provided that the conditions for their consolidation are met) at the end of the second year of the plan and the remaining 60% will be consolidated (provided that the conditions for its consolidation are met) at the end of the fourth year of the plan. A maximum of 4,000,000 share options will be granted, which represent the right to acquire 4,000,000 Class A shares of the Company with an exercise price of Euros 8.96 per Class A share. As a condition for consolidation of the options granted, each beneficiary must have remained continuously employed by Grifols on each vesting date, must pass an individual performance evaluation and, in addition, the settlement is subject to compliance with specific, predetermined and quantifiable objectives, related to metrics. financial and non-financial, in order to reward the creation of value through the achievement of the objectives set in the plan. The Company will allocate the shares that it currently owns in treasury stock or that it may own to cover the needs of the plan. Settlement date Number of shares assigned Unitary fair value (euros) 2025 1,040,000 3.05 2027 1,560,000 2.85 Additionally, there is a special compensation plan referenced to the stock value, settled in equity instruments for certain executives with an exercise price of Euros 8.964 and Euros 12.84 per Class A share and maturity in 2025 and 2026. Settlement date Number of shares assigned Unitary fair value (euros) 22/2/2025 700,000 1.08 28/2/2025 270,000 2.19 31/12/2026 180,000 2.39 This commitment is recognized as an equity instrument as it is settled in shares. The accumulated value recognized in Other equity instruments as of 31 December 2024, is Euros 5,590 thousand (Euros 2,586 thousand in 2023) Cash-settled share-based payment plan In May 2023, the Board of Directors of Grifols, S.A. has approved a new long-term incentive plan based on restricted stock units (RSU) aimed at certain members of the management team of the Company and its subsidiaries. The plan has a total duration of four years, where 50% of the RSUs granted will be liquidated at the end of the second year of the plan and the remaining at the end of the fourth year of the plan. As a condition for the vesting of the RSUs granted, each beneficiary must have remained continuously employed by Grifols as of the date of liquidation of the plan and, in addition, said liquidation is subject to compliance with performance objectives. The RSUs will be settled in cash for an amount equivalent to the average price of Class A shares during the five (5) business days prior to settlement. As of 31 December 2024,the amount recorded in liabilities amounts to Euros 2,763 thousand, of which Euros 1,970 thousand are under the current liabilities section ‘Trade payables and other accounts payable’ and Euros 793 thousand are under non-current liabilities section ‘Long-term employee benefit obligations’ (Euros 1,610 thousand in current liabilities as of 31 December 2023). 57 GRIFOLS, S.A. Notes to the Annual Accounts (Free translation form the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

Settlement date Number of shares assigned Unitary fair value (euros) 2025 268,350 9.44 2027 268,350 7.61 Fidelity programs addressed to management In 2024, the Company has signed contracts with certain executives, establishing a long-term share-based or cash-based incentive as part of its remuneration system. In the case of transfer of shares, these will be made in equal terms on the anniversary date or at the end of the period, according to the terms of the agreement, and always subject to the permanence of the beneficiary on the agreed settlement dates. Each beneficiary must have been continuously employed by Grifols until the settlement date. The amount recognized in equity as of December 31, 2024 amounts to Euros 1,058 thousands. (c) Guarantees As of 31 December 2024 and 2023, the Company is guarantor in several contracts signed by its directly or indirectly participated companies, in the normal course of operations. As of 31 December 2024 and 2023 no liability associated with such guarantees is expected to arise. In particular, Grifols, S.A. acts as guarantor of the commitments acquired by a Group entity for the purchase of the 28 plasma centers from an independent third party (ImmunoTek). During 2024, the Group acquired 14 plasma centers. As of 31 December 2024 the amount of the guarantee for the 14 plasma centers pending to be acquired is USD 281 million (USD 557 million as of 31 December 2023). These 14 centers have been finally acquired between January and February 2025, see Note 30. Additionally, Grifols, S.A., through its subsidiary Grifols Shared Services North America, LLC. acts as guarantor for five plasma center lease agreements held by ImmunoTek that are not subject to this collaboration agreement up to an amount of US Dollars 50 million. Three out of the five guarantees have been released in February 2025, see Note 30. As a consequence of the agreement to sell the 20% shareholding in Shanghai RAAS to Haier, see Note 17, Grifols commits to achieve an aggregate GDS's Group EBITDA of US Dollars 850 million for the period 2024-2028 under condition that Haier owns no less than 10% of SRAAS. In the event of a breach of this commitment, it will compensate SRAAS with cash in 2029 for the multiplier resulting from the shortfall and the capital ownership that SRAAS' current holds in GDS. Based on the most pessimistic projections for the GDS Group, the probability of deviation is very low and therefore no liability has been considered at the closing of the sale transaction. This commitment will be assessed at the end of each year during the commitment period. (d) Other commitments On July 29, 2021, Grifols signed an agreement with the Egyptian company National Service Projects Organization (“NSPO”) through which Grifols and NSPO has incorporated a new entity in Egypt for the construction and operation of 20 plasma collection centers, a fractionation plant, and a protein purification and dosing plant. Grifols and NSPO hold 49% and 51% respectively in the new entity. The agreement includes a call option and a put option for both shareholders which allows them to acquire or sell their entire stake to the counterparty. These options can be exercised once the 10-year period from the creation of the company has elapsed. As the options are based on a variable number of shares and a variable amount, there is a derivative financial instrument that shall be measured at fair value through profit or loss. Given that the option price has been set at a value similar to the fair value of the new entity, the options do not have a significant value. As of 31 December 2024, no amount has been recognized for these options as they are not significant. 58 GRIFOLS, S.A. Notes to the Annual Accounts (Free translation form the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

(e) Judicial procedures Executive committee of CNMV On September 25, 2024, Grifols received notification that the Executive Committee of CNMV had initiated an administrative sanctioning procedure in connection with the conclusions reached by the CNMV on March 21, 2024. These conclusions were disclosed by the Company as Inside Information on the same date and subsequently supplemented. The proposed sanction against Grifols for the incidents mentioned in the conclusions and supplementary information does not exceed Euros 1 million. On November 7, Grifols submitted allegations against the initiation of the administrative sanctioning procedure. (21) Financial Liabilities by Category (a) Classification of financial liabilities by category The classification of financial liabilities by category and class and a comparison of the fair value with the carrying amount are provided in Appendix V. (b) Net losses and gains by financial liability category Net losses and gains by financial liability category are as follows: Thousand Euros 2024 Financial liabilities at amortised cost Total Finance costs at amortised cost, third parties 291,170 291,170 Finance costs at amortised cost, Group companies 314,521 314,521 Net losses in profit and loss 605,691 605,691 605,691 605,691 Thousand Euros 2023 Financial liabilities at amortised cost Total Finance costs at amortised cost, third parties 235,087 235,087 Finance costs at amortised cost, Group companies 302,222 302,222 Net losses in profit and loss 537,309 537,309 537,309 537,309 59 GRIFOLS, S.A. Notes to the Annual Accounts (Free translation form the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

(22) Payables and Trade Payables (a) Group companies and associates Details of Group companies and associates are as follows: Thousand Euros 2024 2023 Non-current Current Non-current Current Group Payables 4,276,854 — 4,673,555 — Payables, tax effect (Note 24) — 34,689 — 16,991 Interest — 26,324 — 27,753 Other Payables — 1,424 — 19,955 4,276,854 62,437 4,673,555 64,699 Details of payables to Group companies do not include trade payables to Group companies, details of which are provided in section d) of this Note. (b) Payables Details of payables are as follows: Thousand Euros 2024 2023 Non-current Current Non-current Current Unrelated parties Promissory notes 5,387,413 38,907 4,571,059 30,170 Loans and borrowings 901,345 21,253 1,308,026 59,924 Interest — 8,130 — 8,618 Finance lease payables (Note 9) 21 — 27 25 Financial instruments derivatives (Note 16) — — — 7,712 Payables 157 57 213 521 6,288,936 68,347 5,879,325 106,970 60 GRIFOLS, S.A. Notes to the Annual Accounts (Free translation form the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

(i) Promissory notes - Senior notes The detail by maturity of the principal as of 31 December 2024 and 2023, is the following: Thousand Euros 2024 2023 Issue date Maturity Currency Annual coupon Principal Principal Senior Unsecured Notes 18/04/2017 2025 Euros 3.200% — 1,000,000 05/10/2021 (1) 2028 Euros 3.875% 1,400,000 1,400,000 05/10/2021 (1) 2028 USD 4.750% 678,602 638,009 Senior Secured Notes 15/11/2019 2025 Euros 1.625% — 837,856 05/10/2021 (1) 2027 Euros 2.250% 739,609 739,609 30/04/2024 (1) 2030 Euros 7.500% 1,300,000 — 19/12/2024 (2) 2030 Euros 7.125% 1,300,000 — Total 5,418,211 4,615,474 (1) Listed on the Euronext Global Exchange Market of the Irish Stock Exchange (ISE) (2) Currently in process of preparation of the documentation for the listing on the Euronext Global Exchange Market of the ISE. Non-current and current promissory notes are presented net of loan arrangement costs. As of 31 December 2024, these costs amount to Euros 30,798 thousand (Euros 44,415 thousand as of 31 December 2023). New debt issuances in 2024 On April 30, 2024, Grifols, S.A. closed the issuance of senior secured corporate notes (Senior Secured Notes) amounting to Euros 1,000 million. Subsequently, on June 4, 2024, an additional private placement of senior secured notes amounting to Euros 300 million was completed. Both placements mature in May 2030 and bear an annual coupon of 7.5%, having the same economic terms and benefiting from the same personal guarantees and in rem security as the senior secured notes issued on November 15, 2019. These notes have customary change of control protection in respect of the issuer. The funds obtained have been used to repay the senior unsecured notes ("Grifols Senior Unsecured Notes") maturing in May 2025 amounting Euros 1,000 million and to partially repay (for an amount of Euros 300 million) the revolving credit line of another group company. On December 19, 2024, Grifols, S.A. closed the issuance of senior secured corporate notes (Senior Secured Notes) amounting Euros 1,300 million, maturing in May 2030 and bearing an annual coupon of 7.125%. These notes also have customary change of control protection and in addition they have an special redemption feature during the call protection period allowing for a favorable redemption price versus the make-whole cost during such non-call period. The net funds obtained from such issuance have been used, together with available cash, to: (i) fully repay the Senior Secured Notes ("Senior Secured Notes") of Grifols, S.A. maturing in February 2025, for an amount of Euros 343 million; and (ii) fully clean-down the amount drawn under the revolving credit line of another group company. (ii) Loans and borrowings Between 2017 and 2018, Grifols, S.A. obtained two loans from the European Investment Bank amounting Euros 85,000 thousand each one, that will be used by Grifols to support its investments in R&D, mainly focused on the search for new therapeutic indications for plasma-derived protein 61 GRIFOLS, S.A. Notes to the Annual Accounts (Free translation form the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

therapies. The financial terms include a fixed interest rate, a maturity of 10 years with a grace period of two years. As of 31 December 2024 the carrying amount of the loans obtained from the European Investment Bank totalled Euros 74,375 thousand (Euros 95,625 thousand as of 31 December 2023). Senior Secured Debt On 15 November 2019 the Group refinanced its Senior Secured Debt with the existing lenders. For Grifols, S.A. the new senior debt consists of a Term Loan B (“TLB”), which amounts to Euros 1,360 million with a margin of 2.25% over Euribor, maturity in 2027 and quasi-bullet repayment structure. The detail by maturity of the principal as of 31 December 2024 and 2023 is the following: Thousand Euros 2024 2023 Maturity Currency Principal Principal 2023 Euros — — 2024 Euros — 13,076 2025 Euros — 13,076 2026 Euros 4,582 13,076 2027 Euros 852,287 1,216,058 Total 856,869 1,255,286 The funds obtained from the sale transaction of Shanghai RAAS (see Note 17) have been used to amortize, on a pro-rata basis, the Senior Debt Tranche B maturing in 2027 and the Senior Secured Bonds ("Senior Secured Notes") maturing in 2025. The prepayments were made towards next eight instalments and the remainder was applied pro-rata against the remaining instalments. Non-current and current loans and borrowings are presented net of loan arrangement costs. As of 31 December 2024, these costs amount to Euros 8,649 thousand (Euros 11,464 thousand as of 31 December 2023). (iii) Covenants Restricted covenants The commitments related to the outstanding bond issuances and the secured senior debt formalized by the company including the following covenants: - Customary restrictive covenants, subject to negotiated exceptions in line with market practice, mainly including: (i) restrictions on distributing dividends or making certain restricted payments or investments; (ii) limitations on incurring additional indebtedness, providing guarantees on debt, or issuing equity classified as disqualified stock; (iii) restrictions on creating liens on assets. - Customary events of default. - Customary Pari-passu clauses, under which the senior secured notes and senior secured loans have the same ranking and seniority ahead of other unsecured and subordinated debt. - Customary early redemption option within our fixed rate instruments, subject to a call price schedule that declines rateably to par as from year 5. 62 GRIFOLS, S.A. Notes to the Annual Accounts (Free translation form the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

Guarantors The Notes, the Senior Term Loans and the Revolving Loans are secured by Grifols, S.A. and certain significant subsidiaries of Grifols, S.A., which together with Grifols, S.A., represent, in the aggregate, at least 60% of the consolidated EBITDA of the Group. In addition to Grifols, S.A., the guarantor companies are Grifols Worldwide Operations Limited, Grifols Biologicals LLC, Grifols Shared Services North America, Inc., Grifols Therapeutics, LLC, Instituto Grifols, S.A., Grifols Worldwide Operations USA, Inc., Grifols USA, LLC, Grifols International, S.A. and Grifols Biotest Holdings GmbH. (c) Other information on payables The terms and conditions of loans and payables are provided in Appendix VII. Additionally to the guarantees disclosed in section b) of this Note, the Company has extended guarantees to banks on behalf of Group companies for Euros 733 million as of 31 December 2024 (Euros 654 million as of 31 December 2023). (d) Trade and other payables Details of trade and other payables are as follows: Group Suppliers (Note 26) 2,054 9,731 Related parties Suppliers (Note 26) 4,797 2,675 Unrelated parties Suppliers 60,953 66,690 Personnel 21,454 29,249 Public entities, other (Note 24) 5,366 4,091 94,624 112,436 Thousand Euros 2024 2023 Current Current (e) Classification by maturity The classification of financial liabilities by maturity is included in Appendix VI. 63 GRIFOLS, S.A. Notes to the Annual Accounts (Free translation form the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

(f) Amounts denominated in foreign currencies The Euro value of monetary financial liabilities denominated in foreign currencies is as follows: Non-current payables Promissory notes 678,602 — — — 678,602 Total non-current liabilities 678,602 — — — 678,602 Current payables Promissory notes 6,715 — — — 6,715 Group companies and associates, current — — 257 19 276 Trade and other payables Suppliers 5,609 10 — 101 5,720 Suppliers, Group companies 4 176 — 46 226 Total current liabilities 12,328 186 257 166 12,937 Total financial liabilities 690,930 186 257 166 691,539 Thousand Euros 2024 US Dollar Chinese Yuan Brazilian Real Other currencies Total Thousand Euros 2023 US Dollar Chinese Yuan Brazilian Real Other currencies Total Non-current payables Promissory notes 638,009 — — — 638,009 Total non-current liabilities 638,009 — — — 638,009 Current payables Promissory notes 6,314 — — — 6,314 Group companies and associates, current 19,956 — — — 19,956 Trade and other payables Suppliers 16,460 — 1 77 16,538 Suppliers, Group companies 2 298 308 61 669 Total current liabilities 42,732 298 309 138 43,477 Total financial liabilities 680,741 298 309 138 681,486 64 GRIFOLS, S.A. Notes to the Annual Accounts (Free translation form the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

Details of exchange differences recognised in profit or loss on financial instruments, distinguishing between settled and outstanding transactions, are as follows: Thousand Euros 2024 2023 Settled Outstanding Settled Outstanding Non- Current payables Promissory notes — (42,334) — 571 Group companies and associates, non-current 143 — 810 — Total non-current liabilities 143 (42,334) 810 571 Current payables Promissory notes 347 (491) 866 (222) Loans and borrowings (30) — (377) — Group companies and associates, current (1) (528) 142 529 Trade and other payables Current payables to suppliers (416) (513) (149) 391 Current group payables to suppliers — 47 17 30 Total current liabilities (100) (1,485) 499 728 Total financial liabilities 43 (43,819) 1,309 1,299 (g) Other guarantees to group companies and associates In accordance with the provision of section 357 of the Irish Companies Act 2014, the Company has irrevocably guaranteed all liabilities of an Irish subsidiary undertaking, Grifols Worldwide Operations Limited (Ireland). (23) Late Payments to Suppliers. "Reporting Requirement". Second Additional Provision of Law 31/2014 of 4 December 2014 In accordance with the aforementioned Law, the following information corresponding to the Company is disclosed: Days 2024 2023 Weighted average maturity period 60 61 Ratio of payments 61 61 Ratio of outstanding invoices 54 55 Thousand Euros 2024 2023 Total payments 407,280 303,671 Outstanding invoices 36,486 29,399 65 GRIFOLS, S.A. Notes to the Annual Accounts (Free translation form the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

Detailed information about the invoices paid in a shorter period than the maximum established by the aforementioned Law is as follows: 2023 2022 Payments monetary value (thousand Euros) 223,601 188,873 Percentage over the total monetary value paid to suppliers 55% 62 % Number of invoices paid 4,254 4,861 Percentage of the total number of invoices paid to suppliers 21% 25% (24) Taxation Details of balances with public entities are as follows: Thousand Euros 2024 2023 Non-current Current Non-current Current Assets Deferred tax assets 82,263 — 49,593 — Current tax assets — 16,453 — 12,303 Value added tax and similar taxes — 30,728 — 10,027 82,263 47,181 49,593 22,330 Liabilities Deferred tax liabilities 3,244 — 4,907 — Social Security — 1,441 — 1,266 Withholdings — 3,925 — 2,825 3,244 5,366 4,907 4,091 Details by company of intercompany receivables and payables resulting from the tax effect of filing consolidated tax returns are as follows: Thousand Euros 2024 2023 Current Current Receivables (Note 15) Instituto Grifols, S.A. 41,515 21,796 Biomat, S.A. — 38 Grifols International, S.A. 1,837 1,350 Grifols Movaco, S.A. 12,573 5,500 Grifols Viajes, S.A. 169 95 Grifols Engineering, S.A. 292 400 Aigües Minerals de Vilajuïga, S.A. 263 — AlbaJuna Therapeutics, S.L. 41 — 56,690 29,179 66 GRIFOLS, S.A. Notes to the Annual Accounts (Free translation form the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

Thousand Euros 2024 2023 Current Current Payables (Note 22) Biomat, S.A. 624 376 Grifols Viajes, S.A 33 16 Instituto Grifols, S.A. 16,558 6,612 Laboratorios Grifols, S.A. 4,709 2,985 Grifols Movaco, S.A — 589 Albimmune, S.L. 107 138 Grifols Engineering, S.A. 1,051 294 Grifols International, S.A. 974 618 Aigües Minerals de Vilajuïga, S.A. 323 130 Diagnostic Grifols, S.A. 8,269 3,080 Araclon Biotech, S.L. 2,041 2,153 34,689 16,991 Balances receivable and payable as of 31 December 2024 and 2023 comprise accrued income tax and value added tax. The Company has the following main applicable taxes open to inspection by the Spanish taxation authorities: Tax Years open to inspection Income tax 2017-2024 Value added tax 2018-2019, 2021-2024 Personal income tax 2021-2024 Capital gains tax 2020-2024 Tax on Economic Activities 2021-2024 Social Security 2021-2024 Non-residents 2021-2024 Customs duties 2021-2024 Years open to tax inspection Under prevailing legislation, taxes cannot be considered to be definitively settled until the returns filed have been inspected by the taxation authorities, or the prescription period has elapsed. In 2022 Grifols, S.A., was notified of an inspection for corporate income tax from 2017 to 2019 and VAT and withholding tax from 2018 to 2019. During 2024, the Group disagreed to the corresponding assessment proposals ("disconformidad") and has received the corresponding final assessments. No penalties were imposed on any of the Group companies for any of the taxes subject to these audit proceedings. As regards Corporate Income Tax, the assessment is based on a different pricing criteria approach. In relation to VAT, the assessment relies on a different interpretation of the financial activity carried out by the Group and how such difference affects the deductibility of certain expenses. The net tax liability registered as of December 31, 2024 to cover the exposure to uncertain tax treatments is Euros 79,947 thousand (Euros 14,000 thousand as of December 31, 2023), Euros 13,897 thousand corresponds to interests. This increase in the net tax liability for uncertain tax positions relates to transfer pricing mainly as a result of an update of potential tax liabilities following the tax audits mentioned above. 67 GRIFOLS, S.A. Notes to the Annual Accounts (Free translation form the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

Transfer pricing matters are complex, highly subjective and open to disputes involving different tax jurisdictions. The topics under discussion are complex and may take many years to resolve. The tax liability includes uncertain tax treatments which depend on the Group's assessment as to whether the approach taken by the Tax Authorities is likely to be sustained by Tribunals or Courts. Such assessment could change in the future to reflect progress in Tax Authorities' reviews to the extent that any Tax Authority review is concluded; progress in on-going appeals and international procedures, including the return of taxes which have already been paid under the assessments set out above; changes in legal provisions or in the interpretation of such provisions; or even expiry of the corresponding statutory periods of limitations. Management believes that it is unlikely that additional liabilities, above the amounts provided, will arise. Also, it is possible that the amounts provided may change and be partially, or even entirely, mitigated in future periods, as reviews, appeals or procedures challenging the Tax Authorities' approach progress or even the relevant statutes of limitation expire. Management continues to believe that the Group's position on all its transfer pricing, audits and disputes is robust, and that the Group has recognised appropriate tax provision balances, including consideration of whether corresponding relief will be available under applicable Mutual Agreement Procedures with the different countries. Timing of cash flows As highlighted above, the Group is currently under tax audit in several countries and the timing of any resolution of these audits is uncertain. It is anticipated that tax payments may be required in relation to the ongoing tax audits which may be resolved over coming years. The Group considers the tax liabilities set out above to appropriately reflect, according to current information, the expected value of any final settlement. Some of the items discussed above are not currently within the scope of tax authority audits and may take longer to be resolved. (a) Income tax The Company files consolidated tax returns with Instituto Grifols, S.A., Laboratorios Grifols, S.A., Grifols Movaco, S.A., Biomat, S.A., Grifols International, S.A., Grifols Engineering, S.A., Grifols Viajes, S.A., Araclon Biotech, S.L., Aigües Minerals de Vilajuïga S.A. and Albajuna Therapeutics, S.L. A reconciliation of net income and expenses for the year with the taxable income is provided in Appendix VIII. The relationship between the tax income and accounting profit for the year is shown in Appendix IX. 68 GRIFOLS, S.A. Notes to the Annual Accounts (Free translation form the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

Details of the tax income recognised in the income statement are as follows: Thousand Euros 2024 2023 Current tax Current year (43,644) (43,408) (43,644) (43,408) Deferred tax Source and reversal of temporary differences Property, plant and equipment (340) (302) Limitation on the offsetting of tax losses (35,105) (37,462) Others 316 (1,594) Deductions generated (1,995) (1,473) Deductions applied 4,790 6,139 Adjustment of deductions in prior years (294) (202) Other corporate income tax expenses 31,905 (273) Non-deductible provisions 52,050 7,000 7,683 (71,575) Details of deferred tax assets and liabilities by type of asset and liability are as follows: Thousand Euros Assets Liabilities Net 2024 2023 2024 2023 2024 2023 Property, plant and equipment — 33 (3,384) (3,662) (3,384) (3,629) Limitation on the offsetting of tax losses 72,587 37,462 — — 72,587 37,462 Grants — — — — — — Restricted share unit retention plan 845 1,122 — — 845 1,122 Provisions 7,789 7,544 — — 7,789 7,544 Derivatives — — 140 (1,245) 140 (1,245) Rights to tax deductions and credits 1,042 3,432 — — 1,042 3,432 Total assets/liabilities 82,263 49,593 (3,244) (4,907) 79,019 44,686 Grifols, S.A estimates that the total of rights to tax deductions and credits recognized in the balance as of 31 December 2024 will recover within 10 years. In accordance with prevailing tax legislation in Spain, share-based payments to employees are income tax deductible for the intrinsic amount of the share options when they are exercised, thus giving rise to a deductible temporary difference for the difference between the amount the taxation authorities will admit as a future deduction and the zero carrying amounts of the share-based payments. At the close of the reporting period, the Company estimates the future tax deduction based on the price of the shares at that time. The amount of the tax deduction is recognised as current or deferred income tax with a balancing entry in the income statement. 69 GRIFOLS, S.A. Notes to the Annual Accounts (Free translation form the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

Details of deferred tax assets and liabilities that are expected to be realised or reversed in periods exceeding 12 months are as follows: Thousand Euros 2024 2023 Deferred tax assets relating to temporary differences 72,155 34,167 Total assets 72,155 34,167 Deferred tax liabilities 2,884 4,184 Net 69,271 29,983 Limitation tax losses Law 38/2022 incorporated a temporary measure with effect for tax periods beginning in 2023, limiting the amount of the individual tax losses of each of the entities comprising the tax group for corporate income tax purposes by 50%. Through Law 7/2024, this temporary measure is extended for the periods 2024 and 2025, recognizing an additional deferred asset of Euros 38,853 thousand corresponding to the not settled negative bases of the 2024 fiscal year, which will be reversed at a rate of Euros 3,885 thousand annually over the next 10 years. As of December 31, 2024, the amount recognized in Deferred Tax Assets as a cumulative result of this limitation totals Euros 72,587 thousand (Euros 37,462 thousand as of December 31, 2023) Minimum taxation (Pillar2 OECD) In 2021, the OECD published the Model Rules of Pillar 2 to address tax challenges arising from the digitization of the economy. This international tax system reform tackles the geographical allocation of profits for tax purposes and is designed to ensure that multinational enterprises are subject to a minimum effective tax rate of 15%. On December 15, 2022, the Council of the European Union formally adopted the European Directive on Pillar 2. It is expected that EU member states will transpose the Directive into their domestic legislation by the end of 2023. On December 20, 2024, Spain enacted Law 7/2024, which establishes a new Complementary Tax in line with OECD Pillar 2, thereby fulfilling the obligation to transpose Directive 2022/2523. Law 7/2024 will apply to fiscal years beginning on or after January 1, 2024. On May 23, 2023, the International Accounting Standards Board (IASB) published the International Tax Reform - Second Pillar Model Rules. Proposed amendments to IAS 12, which will be applicable for accounting periods starting from January 1, 2023. The amendments to IAS 12 provide for a mandatory temporary exemption in recognizing deferred tax balances resulting from the implementation of Pillar 2 legislation. The Group has developed an accounting policy consistent with the amendments to IAS 12, whereby the Group does not record adjustments to deferred tax assets and liabilities arising from the introduction of the minimum effective tax rate of 15%. In developing this accounting policy, the Group has also adopted the exemption to avoid providing detailed information on the modifications for transitional periods beginning on January 1, 2023. Beyond a significant increase in formal compliance burdens, the Group does not expect economic impacts from the application of this new regulation, as in most of the territories in which it operates, it is already subject to effective tax rates higher than 15% and also expects to be able to take advantage of the 'transitional safe harbor' that allows it to avoid the complementary tax and alleviate formal compliance burdens. 70 GRIFOLS, S.A. Notes to the Annual Accounts (Free translation form the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

(b) Value added tax Since 1 January 2008, the Company has filed consolidated tax returns with Instituto Grifols, S.A., Laboratorios Grifols, S.A, Diagnostic Grifols, S.A., Grifols Movaco, S.A., Biomat, S.A., Grifols International, S.A., Grifols Engineering, S.A., Grifols Viajes, S.A., Aigües Minerals de Vilajuïga, S.A. and Albimmune, S.L. (25) Environmental Information Details as of December 31, of property, plant and equipment used to minimise the Company’s impact on the environment are as follows: Thousand Euros 2024 Description Cost Accumulated depreciation Net Sewage treatment 114 (105) 8 Water saving 455 (319) 136 Electricity saving 2,193 (1,527) 666 Waste management 627 (435) 191 Others 3,041 (1,411) 1,630 6,430 (3,797) 2,631 Thousand Euros 2023 Description Cost Accumulated depreciation Net Sewage treatment 114 (104) 10 Water saving 330 (317) 13 Electricity saving 2,193 (1,447) 746 Waste management 583 (393) 190 Others 3,041 (1,011) 2,030 6,261 (3,272) 2,989 Environmental expenses amounted to Euros 189 thousand in 2024 (Euros 262 thousand in 2023). 71 GRIFOLS, S.A. Notes to the Annual Accounts (Free translation form the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

(26) Related Party Balances and Transactions (a) Related party balances Details of balances receivable from and payable to Group companies and related parties and the main characteristics are disclosed in Notes 15 y 22. Details of balances by category are provided in Appendix X. As of December 31, 2024 and 2023, the heading "trade receivables from group and associates" of associated companies corresponds entirely to the outstanding balances for sales to Grifols Egypt Plasma Derivatives S.A.E. As of December 31, 2023, the heading "current payables to group companies and associates" of associated companies corresponds entirely to the outstanding balance with Grifols Egypt Plasma Derivatives S.A.E. for a pending capital contribution (see Note 13). As of December 31, 2024 and 2023, the balance of the heading "deposits and guarantees" with other related parties includes a rental deposit with Centurion Real State S.A.U. As of December 31, 2023, the balance of "other debtors" with other related parties corresponds entirely to an amount pending collection from Mr. Víctor Grifols Roura. This balance was settled in January 2024. As of December 31, 2024 and 2023, the balance of the heading "suppliers" with other related parties mainly includes outstanding balances for a collaboration contract with a foundation and royalties with Marca Grifols, S.L. (see section (b)). (b) Related party transactions Details of the Company’s transactions with related parties are provided in Appendix XI. Services are normally negotiated with Group companies to include a mark-up of between 5% and 10%. As of December 31, 2024 and 2023, the heading "other services rendered" of associated companies corresponds entirely to sales to Grifols Egypt Plasma Derivatives S.A.E. As of December 31, 2024 and 2023, the heading "dividends" of associated companies corresponds entirely to dividends received from Shanghai RAAS Blood Products Co. 72 GRIFOLS, S.A. Notes to the Annual Accounts (Free translation form the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

As of December 31, 2024 and 2023, the details of transactions with other related parties are as follows: Thousand Euros Related parties Concept Ref. 2024 2023 Juve & Camps S.A. Royalties — 14 Total income — 14 Aurea Arrendamientos de Viviendas, S.A. Lease payments 46 87 Centurion Real State, S.A.U. Lease payments a) 7,141 7,147 Naprex Inversiones, S.L. Lease payments 14 — Probitas Fundación Privada Management and collaboration contracts b) 3,385 1,338 Fundación Privada Victor Grifols Lucas Management and collaboration contracts b) 465 407 Club Joventut Badalona, S.A.D. Rendering of services 300 300 Juve & Camps S.A. Purchases 36 5 More on simplicity, S.L. Rendering of services 8 2 Marca Grifols, S.L. Royalties c) 187 — Total expense 11,582 9,286 a) Corresponds to the office buildings located in Sant Cugat del Vallès and described in Note 10. b) The Company contributes 0.7% of its consolidated pre-tax profit each year to various non-profit organizations. c) Marca Grifols became a related party to Grifols, S.A. on 23 December 2024, after the acquisition of a 33% stake in Marca Grifols, S.L. by Ralledor Holding Spain, S.L., a significant shareholder of Grifols, S.A. which is represented at Grifols' Board of Directors by Mr. Victor Grifols Deu. The sale of the 33% stake in Marca Grifols, S.L. was a reorganization transaction, given that the group of sellers of such 33% stake in Marca Grifols, S.L. are also the shareholders of Ralledor Holding Spain, S.L. On 26 January 1993, Marca Grifols and Grifols, S.A. entered into an agreement under which the former granted the latter the exclusive license to use the brand name "Grifols" for a period of 99 years in exchange for an annual fee. The latest update to the agreement sets the fee at 0.10% of Grifols' consolidated sales. The annual license fee amounted to Euros 7,725 thousand in 2024, and Euros 7,486 thousand in 2023. Given that Marca Grifols became a related party on 23 December 2024, related party transactions in 2024 totaled Euros 187 thousand, which corresponds to the proportional share of the annual fee for the 9 days Marca Grifols was a related party. Transactions with other related parties are conducted at arm’s length. (c) Information on the Company's directors and senior management personnel The members of the Board of Directors of the Company and the Senior Management personnel have earned a total remuneration of Euros 15,101 thousand and Euros 10,397 thousand respectively (Euros 7,118 thousand and Euros 17,046 thousand in 2023). Mr. Victor Grifols Roura, director representing shareholder's during 2023 and who resigned from his position as director in December 2023, received remuneration in 2023 of Euros 965 thousand. Additionally, the Company has not granted advances or loans nor assumed obligations on behalf of the members of the Board of Directors as a guarantee, nor obligations regarding pensions and life insurance with respect to former or current members of the Board of Directors, nor on behalf of the members of Senior 73 GRIFOLS, S.A. Notes to the Annual Accounts (Free translation form the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

Management. Additionally, certain Directors and members of the Company’s Senior Management have indemnity commitments (see Note 20). During 2024,the Company has paid insurance premiums for civil liability of directors amounting to Euros 1,653 thousand (Euros 1,113 thousand in 2023). (d) Conflicts of interest concerning the directors The directors of the Company and their related parties have had no conflicts of interest requiring disclosure in accordance with article 229 of the Revised Spanish Companies Act. (27) Income and Expenses (a) Revenues Details of revenues by category of activity and geographical market are shown in Appendix XII. (b) Supplies Details of other supplies used are as follows: Thousand Euros 2024 2023 Other supplies used Purchases of spare parts 5,633 5,555 Change in inventories (1,212) (1,311) 4,421 4,244 (c) Employee benefits expense and provisions Details of employee benefits expense are as follows: Thousand Euros 2024 2023 Employee benefits expense Social Security payable by the Company 14,293 13,378 Defined contribution plan contributions 261 207 Other employee benefits expenses 3,255 2,510 17,809 16,095 74 GRIFOLS, S.A. Notes to the Annual Accounts (Free translation form the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

(28) Employee Information The average headcount of the Company, distributed by department, is as follows: Number 2024 2023 Technical area 155 156 Administration and other 562 567 General management 84 75 801 798 As of 31 December 2024 and 2023 the distribution by gender of Company personnel and the members of the board of directors is as follows: Number 2024 2023 Female Male Female Male Directors 4 9 4 7 Technical area 118 49 112 41 Administration and other 203 379 188 368 General management 50 41 41 36 375 478 345 452 As of 31 December 2024, the breakdown of employees who are part of the Senior Management is as follows: • In the heading "Administrators" there are 2 employees (2 men). • In the heading "General Management" there are 8 employees (7 men and 1 woman). • In the heading "Administration and others" there are 3 employee (3 men). As of 31 December 2023, the breakdown of employees who are part of the Senior Management is as follows: • In the heading "Administrators" there are 4 employees (4 men). • In the heading "General Management" there are 7 employees (6 men and 1 woman). • In the heading "Administration and others" there are 4 employee (3 men and 1 woman). The average number of Company employees with disability rating of more than 33% distributed by department, is as follows: Number 2024 2023 Technical area 3 3 Administration and other 9 9 General management 1 1 13 13 75 GRIFOLS, S.A. Notes to the Annual Accounts (Free translation form the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

(29) Audit Fees During 2024 and 2023, the fees related to audit services and other services provided by the Company's auditor, Deloitte Auditores, S.L., or by a company linked to the auditor through control, common ownership, or management have been as follows: Thousand Euros 2024 2023 Audit services 2,884 98 Non-audit services Other services required by the regulations 309 — Other assurance services — — Tax services — — Other services — — Total professional services 3,193 98 The amount included in the audit services item for 2024 includes, in addition to the fees for the individual and consolidated annual accounts audit, fees for voluntary audits, the fees corresponding to the PCAOB audit and the limited review of the consolidated interim summary financial statements of the Group as of 30.06.2024. (30) Subsequent events In accordance with the agreements in force between a Group company and Immunotek GH LLC, in January 2025, 8 plasma centers were acquired. In February 2025, the remaining 6 were acquired with the payment of the price deferred to January 2026. See Note 20 c). Additionally, on 3 February 2025, Immunotek released three out of the five guarantees (see Note 20 c)) that Grifols Shared Services North America, Inc. (a subsidiary fully owned and managed by the Grifols Group) had granted to Immunotek in June 2023 for lease contracts related to certain Immunotek plasma collection centres not affected by the collaboration under Biotek America LLC. The remaining two guarantees, with an amount totalling approximately USD 20 million, are still in force and are expected to remain in force for as long as the lease agreements remain in force, and which balance is being reduced as and when the underlying lease term is reduced. Multicurrency Revolving Credit Facility (RCF) On February 21, further commitments from banks amounting to USD 74.5 million were signed, increasing the Multicurrency Revolving Credit Facility (RCF), guaranteed by the Company (see Note 22 b)), to USD 1,353 million until November 2025, and from that date onwards, to USD 938 million until its maturity in May 2027. The upsize in the extended RCF tranche is expected to become effective on or around 27 February 2025. 76 GRIFOLS, S.A. Notes to the Annual Accounts (Free translation form the original in Spanish. In the event of discrepancy, the Spanish-language version prevails)

GRIFOLS, S.A. Movement in Property, Plant and Equipment for the year ended 31 December 2024 (Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails) Thousand Euros 2024 Land Buildings Technical installations and machinery Other installations, equipment and furniture Under construction and advances Other items Total Cost at 1 January 2024 7,082 4,391 9,776 30,494 6,447 30,564 88,754 Additions — — — 279 2,953 216 3,448 Disposals — — — (9) — (17) (26) Transfers — — — 3,364 (5,160) 2,327 531 Cost at 31 December 2024 7,082 4,391 9,776 34,128 4,240 33,090 92,707 Accumulated amortisation at 1 January 2024 — (322) (7,810) (20,372) — (27,726) (56,230) Amortisations — (87) (405) (1,667) — (2,355) (4,514) Disposals — — — 9 — 17 26 Transfers — — — — — — — Accumulated amortisation at 31 December 2024 — (409) (8,215) (22,030) — (30,064) (60,718) Carrying amount at 31 december 2024 7,082 3,982 1,561 12,098 4,240 3,026 31,989 Appendix I This appendix forms an integral part of Note 7 to the annual accounts, in conjunction with which it should be read.

GRIFOLS, S.A. Movement in Property, Plant and Equipment for the year ended 31 December 2023 (Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails) Thousand Euros 2023 Land Buildings Technical installations and machinery Other installations, equipment and furniture Under construction and advances Other items Total Cost at 1 January 2023 7,082 4,391 8,850 30,122 6,099 31,329 87,873 Additions — — 37 182 1,783 159 2,161 Disposals — — (11) — — — (11) Transfers — — 900 190 (1,435) (924) (1,269) Cost at 31 December 2023 7,082 4,391 9,776 30,494 6,447 30,564 88,754 Accumulated amortisation at 1 January 2023 — (234) (7,549) (18,782) — (25,763) (52,328) Amortisations — (88) (272) (1,590) — (2,893) (4,843) Disposals — — 11 — — — 11 Transfers — — — — — 930 930 Accumulated amortisation at 31 December 2023 — (322) (7,810) (20,372) — (27,726) (56,230) Carrying amount at 31 december 2023 7,082 4,069 1,966 10,122 6,447 2,838 32,524 Appendix I This appendix forms an integral part of Note 7 to the annual accounts, in conjunction with which it should be read.

GRIFOLS, S.A. Information on Group Companies, Associates and others 31 December 2024 (Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails) Alkahest, Inc. United States Research — 100.000 100.000 37,768 (311,278) (23,017) — (33,410) (329,937) — Kiro Grifols, S.L Spain Research 99.700 0.300 100.000 3 11,124 — — (4,936) 6,191 21,753 — — Progenika Biopharma, S.A. Spain Industrial 99.999 > 0,001 100.000 615 40,424 22 — 5,668 46,729 79,641 — — Instituto Grifols, S.A. Spain Industrial 99.998 0.002 100.000 1,538 704,983 1,526 — 243,052 951,099 3,064 — — Diagnostic Grifols, S.A. Spain Industrial — 55% (economic rights)/ 60% (voting rights) 55% (economic rights)/ 60% (voting rights) 337 138,405 276 — 5,192 144,210 — — — Grifols Movaco, S.A. Spain Commercial 99.999 0.001 100.000 2,405 41,676 425 — 10,668 55,175 4,330 — — Laboratorios Grifols, S.A. Spain Industrial 99.999 > 0,001 100.000 21,798 10,578 360 — 4,048 36,784 82,478 — — Biomat,S.A. Spain Industrial 99.900 0.100 100.000 60 4,612 127 — 395 5,194 187 — — Grifols International, S.A. Spain Commercial 99.998 0.002 100.000 2,860 73,491 4,663 — 10,883 91,898 7,523 — — Grifols Engineering, S.A. Spain Industrial 99.950 0.050 100.000 60 4,499 110 — 335 5,004 170 — — Grifols Viajes, S.A. Spain Services 99.900 0.100 100.000 60 727 — — (166) 621 555 — — Araclon Biotech, S.L. Spain Research — 75.850 75.850 12 (4,603) — — (1,106) (5,697) — — — Grifols Worldwide Operations USA Inc. United States Industrial — 100.000 100.000 — 47,079 8,041 — 2,891 58,011 — — — Grifols Chile, S.A. Chile Commercial 99.000 1.000 100.000 385 30,191 (8,010) — 2,839 25,406 393 — — Grifols Argentina, S.A. Argentina Commercial 95.010 4.990 100.000 956 27,402 (27,584) — (1,465) (691) — — — Grifols Portugal Productos Farmacéuticos e Hospitalares, Lda. Portugal Commercial 0.010 99.990 100.000 512 10,598 11 — 795 11,917 11 — — Grifols, s.r.o. Czech Republic Commercial 100.000 — 100.000 52 12,859 233 — 3,234 16,379 52 — — Grifols USA, LLC United States Commercial — 100.000 100.000 562 334,590 30,963 — 115,639 481,754 — — — Grifols UK, Ltd. United Kingdom Commercial 100.000 — 100.000 4 10,667 422 — 2,588 13,681 21,625 — — Grifols Italia, S.p.A. Italy Commercial 100.000 — 100.000 2,496 13,052 23 — 1,964 17,535 5,339 — — Grifols Brasil, Lda. Brazil Commercial 99.999 > 0,001 100.000 63,069 (5,382) (20,011) — 5,774 43,450 31,618 — — Grifols France, S.A.R.L. France Commercial 99.990 0.010 100.000 658 8,235 — — 5,158 14,051 658 — — % ownership Thousand Euros Other equity Items Carrying Amount of Investment (1) Dividends Recieved in 2024 Interim (4) Dividends Profit/(loss) for the year Total Equity Name Registered office Activity Dir Ind Total Shared Capital Reserves Appendix II This appendix forms an integral part of Note 13 to the annual accounts, in conjunction with which it should be read.

Biomat USA, Inc. United States Industrial — 78.750 78.750 — 568,925 121,001 — 86,499 776,425 — — — Squadron Reinsurance Designated Activity Company Ireland Services — 100.000 100.000 635 106,797 6,143 — 12,263 125,837 — — — Grifols Biologicals, LLC. United States Industrial — 100.000 100.000 — 201,005 49,839 — 21,630 272,474 — — — Grifols Shared Services North America, Inc. United States Servicios 100.000 — 100.000 — 2,378,703 744,281 — 32,496 3,155,480 1,348,172 — — Grifols Asia Pacific Pte. Ltd. Singapore Commercial 100.000 — 100.000 362 15,924 2,651 — 1,901 20,838 991 — — Grifols (Thailand), Ltd. Thailand Commercial — 48.000 48.000 61 9,328 1,231 — 411 11,031 — — — Grifols Malaysia Sdn Bhd Malaysia Commercial — 100.000 100.000 30 8,620 185 — 79 8,915 — — — Grifols Polska, Sp.z.o.o. Poland Commercial 100.000 — 100.000 11 4,867 304 — 1,295 6,478 11 — — Grifols México, S.A. de CV Mexico Commercial 100.000 — 100.000 490 25,898 (3,221) — 1,790 24,957 696 — — Grifols Australia Pty Ltd Australia Industrial 100.000 — 100.000 1,695 11,817 (2,597) — 1,238 12,152 34,990 — — Medion Grifols Diagnostic AG Switzerland Industrial — 55% (economic rights)/ 60% (voting rights) 55% (economic rights)/ 60% (voting rights) 2,487 17,839 2,021 — 4,802 27,150 — — — Grifols Colombia, Ltda. Colombia Commercial 99.990 0.010 100.000 823 586 (449) — 82 1,042 575 — — Grifols Nordic AB Sweden Commercial 100.000 — 100.000 10 4,663 (519) — 1,391 5,545 5,160 — — Grifols Deutschland, GmbH Germany Commercial 100.000 — 100.000 25 24,310 41 — 9,068 33,444 7,251 — — Grifols Therapeutic LLC. United States Industrial — 100.000 100.000 (2,886) 729,497 425,038 — 201,291 1,352,940 — — — Grifols Worldwide Operations Limited Ireland Industrial 100.000 — 100.000 — 389,049 87,526 11,302 200,812 688,689 513,274 — — Grifols Pharmaceutical Technology (Shanghai) Co., Ltd. (Shanghai) Co., Ltd.) China Commercial 100.000 — 100.000 1,000 16,143 25 — 2,391 19,559 1,044 — — Grifols Diagnostics Solutions Inc United States Industrial — 55% (economic rights)/ 60% (voting rights) 55% (economic rights)/ 60% (voting rights) — 3,727,098 392,624 — 109,647 4,229,369 — — — Grifols (H.K.), Limited Hong Kong Commercial — 55% (economic rights)/ 60% (voting rights) 55% (economic rights)/ 60% (voting rights) 37,899 50,529 15,385 — 5,611 109,425 — — — Grifols Japan K.K. Japan Commercial 100.000 — 100.000 354 3,831 (663) — 25 3,547 717 — — Grifols Pharmaceutical Technology Co., Ltd. Beijing Branch China Commercial — 100.000 100.000 — (11,462) 25 — (1,317) (12,753) — — — Grifols India Healthcare Private Ltd. India Commercial 99.984 0.016 100.000 2 2,431 (152) — 2,327 4,608 607 — — % ownership Thousand Euros Other equity Items Carrying Amount of Investment (1) Dividends Recieved in 2024 Interim (4) Dividends Profit/(loss) for the year Total Equity Name Registered office Activity Dir Ind Total Shared Capital Reserves Appendix II This appendix forms an integral part of Note 13 to the annual accounts, in conjunction with which it should be read.

Grifols Canada, Ltd. Canada Industrial 100.000 — 100.000 — 10,395 (219) (604) 1,761 11,334 2,286 — — Grifols Diagnostics Equipment Taiwan Ltd. Taiwan Commercial 100.000 — 100.000 181 1,696 53 — 119 2,049 189 — — Grifols Innovation and New Technologies Ltd. Ireland Research — 100.000 100.000 — 240,200 25,948 — (57,306) 208,842 — — — AlbaJuna Therapeutics, S.L Spain Research — 100.000 100.000 10 666 — — (191) 485 — — — Grifols Bio Supplies Inc. (formerly Interstate Blood Bank, Inc.) United States Industrial — 100.000 100.000 103 (95,162) (4,633) — (8,759) (108,450) — — — Aigües Minerals Vilajuïga, S.A. Spain Industrial 99.999 0.001 100.000 75 1,355 — — (1,352) 77 191 — — GigaGen Inc. United States Industrial — 100.000 100.000 1 (45,008) (1,352) — (30,458) (76,816) — — — Plasmavita Healthcare GmbH Germany Industrial — 50.000 50.000 25 13,425 20,000 — 4,119 37,569 — — — Medcom, S.A. Spain Research — 45.000 45.000 122 1,004 — — (321) 805 — — — Plasmavita Healthcare II GmbH Austria Industrial — 50.000 50.000 35 (364) 6,500 — 461 6,632 — — — Grifols Korea Co., Ltd Corea del Sur Commercial 100.000 — 100.000 75 2,232 (219) — (131) 1,956 73 — — Grifols Canada Therapeutics Inc. (formerly Green Cross Biotherapeutics, Inc) Canada Industrial 0.020 99.980 100.000 (983) 374,830 15,062 — (4,982) 383,926 19,731 — — Biomat Holdings, LLC South Korea 0 — 100.000 100.000 — (8,422) (348) — (4,150) (12,919) — — — Grifols Laboratory Solutions Inc. United States Commercial — 100.000 100.000 — (5,901) (468) — (2,663) (9,031) — — — Grifols Middle East & Africa LLC Egypt Services 99.990 0.010 100.000 684 (1,451) 410 — (51) (407) — — — Biomat Newco, Corp. United States Industrial — 90.000 90.000 — (25,952) 34,872 — 233,709 242,630 — — — Biomat Holdco, LLC. United States Services — 100.000 100.000 — 62,189 15,375 — — 77,563 — — — Grifols Bio North America, LLC. United States Industrial — 100.000 100.000 — 8,773 387 — 3,010 12,170 — — — Grifols Pyrenees Research Center, S.L. Andorra Industrial — 100.000 100.000 4 109 — — (937) (825) — — — Grifols Canada Plasma Inc. (formerly Prometic Plasma Resources, Inc.) Canada Industrial — 100.000 100.000 — 5,185 (739) — (209) 4,237 — — — Grifols Egypt for Plasma Derivatives (S.A.E.) Egypt Industrial 49.000 — 49.000 202,137 (1,553) — — (1,877) 198,706 113,197 — — Albimmune, S.L. Spain Research — 51.000 51.000 3 (3,600) — — (1,643) (5,239) — — — Biotest AG and Subsidiaries (2) Germany Industrial 24.700 45.480 70.180 39,571 468,016 (3,194) — 19,726 524,119 370,001 — 684 Grifols Biotest Holding, GmbH Germany Corporate 100.000 — 100.000 50 597,157 — — (11,647) 585,560 872,514 — — Biotest UK Ltd. United Kingdom Commercial — 100.000 100.000 3 73 (76) — — — — — — Haema, GmbH (formerly Haema AG) (3) Germany Industrial — — — 15,000 70,551 (1) — 9,825 95,375 — — — % ownership Thousand Euros Other equity Items Carrying Amount of Investment (1) Dividends Recieved in 2024 Interim (4) Dividends Profit/(loss) for the year Total Equity Name Registered office Activity Dir Ind Total Shared Capital Reserves Appendix II This appendix forms an integral part of Note 13 to the annual accounts, in conjunction with which it should be read.

BPC Plasma Inc (3) United States Industrial — — — (3,131) (6,656) 12,711 — 33,656 36,580 — — — Haema Plasma Kft Hungary Industrial — 100.000 100.000 33 21,126 (2,185) — 3,071 22,045 — — — Biotek America LLC United States Industrial — 75.000 75.000 — (29,088) 2,649 — 5,743 (20,696) — — — Grifols Canada Plasma – Ontario Inc. (formerly Canada Inc.) Canada Services — 100.000 100.000 — — 3 — (2,365) (2,362) — — — 3,551,066 — 684 % ownership Thousand Euros Other equity Items Carrying Amount of Investment (1) Dividends Recieved in 2024 Interim (4) Dividends Profit/(loss) for the year Total Equity Name Registered office Activity Dir Ind Total Shared Capital Reserves (1) The acquisition cost of certain investments might be modified in specific circumstances, although the Company considers that they will not occur, but in any case their impact would not be significant. (2) Biotest AG is the parent company of the Biotest Group, which is composed of the following companies: Biotest Austria, GmbH; Biotest (Schweiz) AG; Biotest Hungaria Kft; Biotest Hellas M.E.P.E.; Biotest Lux S.à.r.l.; Biotest Pharmaceuticals Ilaç Pazarlama Anonim Sirketi; Biotest Pharma, GmbH; BioDarou PLC; Biotest Grundstücksverwaltungs GmbH; Plasma Service Europe GmbH; Cara Plasma s.r.o. y Plazmaszolgálat Kft. (3) Despite not having direct or indirect participation in these companies’ share capital, they are included as they are dependent companies. (4) In addition to the dividends received from Biotest AG, Euros 6,725 thousand were received from Shanghai RAAS during the period when the investment was classified as an associate. As of December 31, 2024, the participation has been reclassified to financial assets with third parties and is no longer included in this Appendix. Appendix II This appendix forms an integral part of Note 13 to the annual accounts, in conjunction with which it should be read.

GRIFOLS, S.A. Information on Group Companies, Associates and others ended 31 December 2023 (Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails) Alkahest, Inc. United States Research — 100.000 100.000 37,768 (246,002) (3,904) — (65,277) (277,415) — — Kiro Grifols, S.L Spain Research 99.700 0.300 100.000 3 (73) — — (3,815) (3,885) 40,150 — Progenika Biopharma, S.A. Spain Industrial 99.999 > 0,001 100.000 615 35,427 17 — 4,997 41,056 79,636 — Instituto Grifols, S.A. Spain Industrial 99.998 0.002 100.000 1,538 483,653 1,448 — 221,330 707,969 2,986 — Diagnostic Grifols, S.A. Spain Industrial — 55% (economic rights)/ 60% (voting rights) 55% (economic rights)/ 60% (voting rights) 337 130,470 194 — 7,936 138,937 — — Grifols Movaco, S.A. Spain Commercial 99.999 0.001 100.000 2,405 32,187 384 — 8,124 43,100 4,289 — Laboratorios Grifols, S.A. Spain Industrial 99.999 > 0,001 100.000 21,798 5,993 326 — 4,585 32,702 57,478 — Biomat,S.A. Spain Industrial 99.900 0.100 100.000 60 3,791 111 — 821 4,783 171 — Grifols International, S.A. Spain Commercial 99.998 0.002 100.000 2,860 65,457 4,380 — 8,034 80,731 7,240 — Grifols Engineering, S.A. Spain Industrial 99.950 0.050 100.000 60 4,444 82 — 55 4,641 142 — Grifols Viajes, S.A. Spain Services 99.900 0.100 100.000 60 853 — — (126) 787 725 — Araclon Biotech, S.L. Spain Research — 75.850 75.850 12 (2,352) — — (2,251) (4,591) — — Grifols Worldwide Operations USA Inc. United States Industrial — 100.000 100.000 — 44,985 4,595 — 2,095 51,675 — — Grifols Chile, S.A. Chile Commercial 99.000 1.000 100.000 385 25,210 (6,570) — 4,982 24,007 390 — Grifols Argentina, S.A. Argentina Commercial 95.010 4.990 100.000 956 36,972 (27,569) — (9,569) 790 — — Grifols Portugal Productos Farmacéuticos e Hospitalares, Lda. Portugal Commercial 0.010 99.990 100.000 512 9,825 6 — 773 11,116 6 — Grifols, s.r.o. Czech Republic Commercial 100.000 — 100.000 52 9,415 475 — 3,444 13,386 52 — Grifols USA, LLC United States Commercial — 100.000 100.000 562 234,099 1,881 — 100,491 337,033 — — Grifols UK, Ltd. United Kingdom Commercial 100.000 — 100.000 4 10,305 (320) — 363 10,352 21,546 — Grifols Italia, S.p.A. Italy Commercial 100.000 — 100.000 2,496 9,760 13 — 3,506 15,775 5,329 — Grifols Brasil, Lda. Brazil Commercial 99.999 > 0,001 100.000 65,264 (20,440) (11,807) — 12,912 45,929 31,605 — % owernship Thousand Euros Name Registered office Activity Dir Ind Total Share capital Reserves Other equity items Interim dividends Profit/(loss) for the year Total equity Carrying amount of investment (1) Dividends received in 2023 Appendix II This appendix forms an integral part of Note 13 to the annual accounts, in conjunction with which it should be read.

Grifols France, S.A.R.L. France Commercial 99.990 0.010 100.000 658 6,114 — — 2,118 8,890 658 — Biomat USA, Inc. United States Industrial — 77.500 77.500 — 812,887 63,761 — 41,568 918,216 — — Squadron Reinsurance Designated Activity Company Ireland Services — 100.000 100.000 635 94,011 (1,180) — 12,805 106,271 — — Grifols Biologicals, LLC. United States Industrial — 100.000 100.000 — 179,855 33,658 — 21,150 234,663 — — Grifols Shared Services North America, Inc. United States Services 100.000 — 100.000 — 2,234,296 556,413 — 144,407 2,935,116 1,346,496 — Grifols Asia Pacific Pte. Ltd. Singapore Commercial 100.000 — 100.000 362 14,403 1,407 — 1,520 17,692 972 — Grifols (Thailand), Ltd. Thailand Commercial — 48.000 48.000 61 8,220 568 — 1,234 10,083 — — Grifols Malaysia Sdn Bhd Malaysia Commercial — 49.000 49.000 30 6,954 (581) — 1,667 8,070 — — Grifols Polska, Sp.z.o.o. Poland Commercial 100.000 — 100.000 11 4,196 217 — 671 5,095 11 — Grifols México, S.A. de CV Mexico Commercial 100.000 — 100.000 490 23,429 315 — 2,470 26,704 696 — Grifols Australia Pty Ltd Australia Industrial 100.000 — 100.000 1,695 10,822 (2,238) — 995 11,274 34,983 — Medion Grifols Diagnostic AG Switzerland Industrial — 55% (economic rights)/ 60% (voting rights) 55% (economic rights)/ 60% (voting rights) 2,487 14,332 2,334 — 3,507 22,660 — — Grifols Colombia, Ltda. Colombia Commercial 99.990 0.010 100.000 823 653 (347) — (67) 1,062 575 — Grifols Nordic AB Sweden Commercial 100.000 — 100.000 10 4,154 (365) — 509 4,308 5,151 — Grifols Deutschland, GmbH Germany Commercial 100.000 — 100.000 25 17,547 (100) — 6,763 24,235 7,164 — Grifols Therapeutic LLC. United States Industrial — 100.000 100.000 (2,886) 747,700 343,363 — 180,793 1,268,970 — — Grifols Worldwide Operations Limited Ireland Industrial 100.000 — 100.000 — 550,932 45,777 11,302 (161,883) 446,128 513,087 — Grifols Pharmaceutical Technology (Shanghai) Co., Ltd. China Commercial 100.000 — 100.000 1,000 13,696 (640) — 2,447 16,503 1,025 — Grifols Diagnostics Solutions Inc United States Industrial — 55% (economic rights)/ 60% (voting rights) 55% (economic rights)/ 60% (voting rights) — 3,676,836 138,656 — 106,706 3,922,198 — — Grifols (H.K.), Limited Hong Kong Commercial — 55% (economic rights)/ 60% (voting rights) 55% (economic rights)/ 60% (voting rights) 37,899 44,467 8,564 — 6,062 96,992 — — Grifols Japan K.K. Japan Commercial 100.000 — 100.000 354 3,456 (517) — 376 3,669 713 — Grifols Pharmaceutical Technology Co., Ltd. Beijing Branch China Commercial -- 100.000 100.000 — (10,012) 451 — (1,450) (11,011) — — Grifols India Healthcare Private Ltd. India Commercial 99.984 0.016 100.000 2 2,268 (286) — 163 2,147 603 — % owernship Thousand Euros Name Registered office Activity Dir Ind Total Share capital Reserves Other equity items Interim dividends Profit/(loss) for the year Total equity Carrying amount of investment (1) Dividends received in 2023 Appendix II This appendix forms an integral part of Note 13 to the annual accounts, in conjunction with which it should be read.

Grifols Canada, Ltd. Canada Industrial 100.000 -- 100.000 — 7,404 (917) (604) 2,991 8,874 2,263 — Grifols Diagnostics Equipment Taiwan Ltd. Taiwan Commercial 100.000 — 100.000 181 1,513 37 — 183 1,914 185 — Grifols Innovation and New Technologies Ltd. Ireland Research — 100.000 100.000 — 281,223 11,822 — (41,023) 252,022 — — AlbaJuna Therapeutics, S.L Spain Research — 100.000 100.000 10 (1,804) — — (30) (1,824) — — Grifols Bio Supplies Inc. (formerly Interstate Blood Bank, Inc.) United States Industrial — 100.000 100.000 103 (84,819) 1,784 — (10,344) (93,276) — — Aigües Minerals Vilajuïga, S.A. Spain Industrial 99.999 0.001 100.000 75 2,706 — — (1,352) 1,429 1,457 — GigaGen Inc. United States Industrial — 100.000 100.000 1 (22,986) 2,498 — (22,023) (42,510) — — Plasmavita Healthcare GmbH Germany Industrial — 50.000 50.000 25 5,498 20,000 — 7,927 33,450 — — Mecwins, S.A. Spain Industrial — 24.990 24.990 141 6,520 201 — (718) 6,144 — — Medcom, S.A. Spain Research — 45.000 45.000 — — — — — — — — Plasmavita Healthcare II GmbH Austria Industrial -- 50.000 50.000 35 (746) 6,500 — 382 6,171 — — Shanghai RAAS Blood Products Co. Ltd. China Corporate 26.200 -- 26.200 844,139 2,237,996 415,354 — 228,049 3,725,539 447,262 6,891 Grifols Korea Co., Ltd South Korea Commercial 100.000 -- 100.000 75 1,656 (78) — 576 2,229 73 — Grifols Canada Therapeutics Inc. (formerly Green Cross Biotherapeutics, Inc) Canada Industrial 0.020 99.980 100.000 (983) 379,989 23,117 — (5,160) 396,963 19,731 — Grifols Laboratory Solutions Inc. United States Commercial — 100.000 100.000 — (2,787) 32 — (3,113) (5,868) — — Grifols Middle East & Africa LLC Egypt Services 99.990 0.010 100.000 684 (984) 244 — (467) (523) — — Biomat Newco, Corp. United States Industrial — 100.000 100.000 — 6,878 29,758 — (32,830) 3,806 — — Biomat Holdco, LLC. United States Services — 100.000 100.000 — 62,189 10,408 — — 72,597 — — Grifols Bio North America, LLC. United States Industrial — 100.000 100.000 — 4,079 (312) — 4,694 8,461 — — Grifols Pyrenees Research Center, S.L. Andorra Industrial — 80.000 80.000 4 163 — — (54) 113 — — Prometic Plasma Resources, Inc. Canada Industrial 0.020 99.980 100.000 — 9,138 (649) — (3,953) 4,536 — — Grifols Egypt for Plasma Derivatives (S.A.E.) Egypt Industrial 49.000 — 49.000 144,398 (3,604) — — 6,703 147,497 93,430 — Albimmune, S.L. Spain Research — 51.000 51.000 3 (1,514) — — (2,085) (3,596) — — Biotest AG y sociedades dependientes (2) Germany Industrial 24.700 45.480 70.180 39,571 342,620 (10,317) — 126,979 498,853 370,001 — Grifols Biotest Holding, GmbH Germany Corporate 100.000 — 100.000 50 605,322 — — (8,165) 597,207 872,514 — Biotest France SAS France Commercial — 100.000 100.000 750 110 — — 19 879 — — Biotest UK Ltd. United Kingdom Commercial — 100.000 100.000 3 (420) (76) — 492 (1) — — Biotest Italy S.r.l. Italy Commercial — 100.000 100.000 1,500 4,535 — — (43) 5,992 — — % owernship Thousand Euros Name Registered office Activity Dir Ind Total Share capital Reserves Other equity items Interim dividends Profit/(loss) for the year Total equity Carrying amount of investment (1) Dividends received in 2023 Appendix II This appendix forms an integral part of Note 13 to the annual accounts, in conjunction with which it should be read.

Biotest Farmaceutica Ltda Brazil Commercial — 100.000 100.000 3,075 (5,153) 11 — (351) (2,418) — — Biotest Medical S.L.U. Spain Commercial — 100.000 100.000 100 2,133 — — 617 2,850 — — Haema AG (3) Germany Industrial — — 0.000 15,000 59,013 (1) — 11,538 85,550 — — BPC Plasma Inc (3) United States Industrial — — 0.000 (3,131) (15,822) 9,536 — 48,658 39,241 — — Haema Plasma Kft (3) Hungary Industrial — — 0.000 33 19,029 (614) — 2,097 20,545 — — Biotek America LLC United States Industrial — 75.000 75.000 3,813 (30,914) — — 7,714 (19,387) — — — — 3,970,795 6,891 % owernship Thousand Euros Name Registered office Activity Dir Ind Total Share capital Reserves Other equity items Interim dividends Profit/(loss) for the year Total equity Carrying amount of investment (1) Dividends received in 2023 (1) The acquisition cost of certain investments might be modified in specific circumstances, although the Company considers that they will not occur, but in any case their impact would not be significant. (2) Biotest AG is the parent company of the Biotest Group, which is composed of the following companies: Biotest Austria, GmbH; Biotest (Schweiz) AG; Biotest Hungaria Kft; Biotest Hellas M.E.P.E.; Biotest Lux S.à.r.l.; Biotest Pharmaceuticals Ilaç Pazarlama Anonim Sirketi; Biotest Pharma, GmbH; BioDarou PLC; Biotest Grundstücksverwaltungs GmbH; Plasma Service Europe GmbH; Cara Plasma s.r.o. y Plazmaszolgálat Kft. (3) Despite not having direct or indirect participation in these companies’ share capital, they are included as they are dependent companies. Appendix II This appendix forms an integral part of Note 13 to the annual accounts, in conjunction with which it should be read.

GRIFOLS, S.A. Classification of Financial Assets by Category for the year ended 31 December 2024 (Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails) Thousand Euros Non-current Current 2024 Amortised cost Fair value Total Amortised cost Fair value Total Hierarchy Financial assets at amortised cost Loans Fixed rate loans 3,339,606 — 3,339,606 — — — Variable rate loans 4,947,479 — 4,947,479 104,493 — 104,493 Loans, Tax effect — — — 56,690 — 56,690 Other loans — — — 67,798 — 67,798 Trade receivables — — — 32,074 — 32,074 Deposits and guarantees 1,588 — 1,588 2,443 — 2,443 Other receivables — — — 630 — 630 Total 8,288,673 — 8,288,673 264,128 — 264,128 Financial assets at fair value with changes through equity account Derivatives — 1,177 1,177 — 309 309 Level 2 Equity instruments — 416,131 416,131 — — — Level 1 Total — 417,308 417,308 — 309 309 Total financial assets 8,288,673 417,308 8,705,981 264,128 309 264,437 Appendix III This appendix forms an integral part of Note 14 to the annual accounts, in conjunction with which it should be read.

GRIFOLS, S.A. Classification of Financial Assets by Category for the year ended 31 December 2023 Thousand Euros Non-current Current 2023 Amortised cost Fair value Total Amortised cost Fair value Total Hierarchy Financial assets at amortised cost Loans Fixed rate loans 2,577,465 — 2,577,465 — — — Variable rate loans 4,654,214 — 4,654,214 18,705 — 18,705 Loans, Tax effect — — — 29,179 — 29,179 Trade receivables — — — 51,533 — 51,533 Deposits and guarantees 1,671 — 1,671 33 — 33 Other receivables — — — 6,010 — 6,010 Total 7,233,350 — 7,233,350 105,460 — 105,460 Financial assets at fair value with changes through equity account Derivatives — 1,043 1,043 — 20,884 20,884 Level 2 Total — 1,043 1,043 — 20,884 20,884 Total financial assets 7,233,350 1,043 7,234,393 105,460 20,884 126,344 Appendix III This appendix forms an integral part of Note 14 to the annual accounts, in conjunction with which it should be read.

GRIFOLS, S.A. Details of Reserves and Profit and movement for the year ended 31 December 2024 (Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails) Thousand Euros Legal and statutory reserves Differences on translation of capital to Euros Voluntary reserves Profit for the year Total Balance at 1 January 2024 23,921 3 1,381,680 (246,735) 1,158,869 Recognised income and expense — — — (83,138) (83,138) Allocation 2023 losses Reserves — — (246,735) 246,735 — Other movements — — (6,019) — (6,019) Balance at 31 December 2024 23,921 3 1,128,926 (83,138) 1,069,712 Appendix IV This appendix forms an integral part of Note 19 to the annual accounts, in conjunction with which it should be read.

GRIFOLS, S.A. Details of Reserves and Profit and movement for the year ended 31 December 2023 (Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails) Thousand Euros Legal and statutory reserves Differences on translation of capital to Euros Voluntary reserves Profit for the year Total Balance at 1 January 2023 23,921 3 1,652,205 (266,296) 1,409,833 Recognised income and expense — — — (246,735) (246,735) Allocation 2022 losses Reserves — — (266,296) 266,296 — Other movements — — (4,229) — (4,229) Balance at 31 December 2023 23,921 3 1,381,680 (246,735) 1,158,869 Appendix IV This appendix forms an integral part of Note 19 to the annual accounts, in conjunction with which it should be read.

GRIFOLS, S.A. Details of Financial Liabilities by Category for the year ended 31 December 2024 (Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails) Thousand Euros Non-current Current 2024 Amortised cost Fair value Total Amortised cost Fair value Total Hierarchy Liabilities at amortised cost Bonds and other marketable securities Fixed rate (1) 5,387,413 — 5,387,413 38,907 — 38,907 Loans with Group companies Variable rate Loans 4,276,854 — 4,276,854 26,324 — 26,324 Loans, tax effect — — — 34,689 — 34,689 Other loans — — — 1,424 — 1,424 Loans and borrowings Fixed rate 53,125 — 53,125 21,250 — 21,250 Variable rate 848,220 — 848,220 8,133 — 8,133 Finance lease payables 21 — 21 — — — Other financial liabilities 157 — 157 57 — 57 Trade and other payables Suppliers — — — 65,750 — 65,750 Suppliers, Group companies — — — 2,054 — 2,054 Other payables — — — 21,454 — 21,454 Total 10,565,790 — 10,565,790 220,042 — 220,042 Total financial liabilities 10,565,790 — 10,565,790 220,042 — 220,042 (1) Bonds that are traded in active markets; their fair value amounts to Euros 5,269,503 thousand (market price on the valuation date), of which Euros 38,907 thousand have a short-term maturity. Appendix V This appendix forms an integral part of Note 22 to the annual accounts, in conjunction with which it should be read.

GRIFOLS, S.A. Details of Financial Liabilities by Category for the year ended 31 December 2023 (Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails) Thousand Euros Non-current Current 2023 Amortised cost Fair value Total Amortised cost Fair value Total Liabilities at amortised cost Bonds and other marketable securities Fixed rate (1) 4,571,059 — 4,571,059 30,170 — 30,170 Loans with Group companies Variable rate Loans 4,673,555 — 4,673,555 27,753 — 27,753 Fixed rate Loans — — — 16,991 — 16,991 Loans, tax effect — — — 19,955 — 19,955 Loans and borrowings Fixed rate 74,375 — 74,375 21,571 — 21,571 Variable rate 1,233,651 — 1,233,651 46,971 — 46,971 Finance lease payables 27 — 27 25 — 25 Other financial liabilities 213 — 213 521 — 521 Trade and other payables Suppliers — — — 69,365 — 69,365 Suppliers, Group companies — — — 9,731 — 9,731 Other payables — — — 29,249 — 29,249 Total 10,552,880 — 10,552,880 272,302 — 272,302 Liabilities at fair value with changes through equity Derivatives — — — 7,712 — 7,712 Level 2 Total — — — 7,712 — 7,712 Total financial liabilities 10,552,880 — 10,552,880 280,014 — 280,014 (1) Bonds that are traded in active markets; their fair value amounts to Euros 4,394,968 thousand (market price on the valuation date), of which Euros 30,170 thousand have a short-term maturity. Appendix V This appendix forms an integral part of Note 22 to the annual accounts, in conjunction with which it should be read.

GRIFOLS, S.A. Classification of Financial Liabilities by Maturity for the year ended 31 December 2024 (Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails) Thousand Euros 2024 2025 2026 2027 2028 2029 Subsequent years Less current portion Total non-current Loans Bonds and other marketable securities 38,907 — 735,496 2,051,917 — 2,600,000 (38,907) 5,387,413 Loans and borrowings 29,383 25,786 864,934 10,625 — — (29,383) 901,345 Finance lease payables — 21 — — — — — 21 Other financial liabilities 57 157 — — — — (57) 157 Group companies and associates 62,437 — 4,276,854 — — — (62,437) 4,276,854 Trade and other payables Suppliers 65,750 — — — — — (65,750) — Suppliers, Group companies 2,054 — — — — — (2,054) — Personnel 21,454 — — — — — (21,454) — Total financial liabilities 220,042 25,964 5,877,284 2,062,542 — 2,600,000 (220,042) 10,565,790 Appendix VI This appendix forms an integral part of Note 22 to the annual accounts, in conjunction with which it should be read.

GRIFOLS, S.A. Classification of Financial Liabilities by Maturity for the year ended 31 December 2023 (Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails) Thousand Euros 2023 2024 2025 2026 2027 2028 Subsequent years Less current portion Total non-current Loans Bonds and other marketable securities 30,170 1,832,369 — 734,017 2,004,673 — (30,170) 4,571,059 Loans and borrowings 68,542 31,387 31,345 1,234,669 10,625 — (68,542) 1,308,026 Finance lease payables 25 23 3 1 — — (25) 27 Derivatives 7,712 — — — — — (7,712) — Other financial liabilities 521 56 157 — — — (521) 213 Group companies and associates 64,699 — — 4,673,555 — — (64,699) 4,673,555 Trade and other payables Suppliers 69,365 — — — — — (69,365) — Suppliers, Group companies 9,731 — — — — — (9,731) — Personnel 29,249 — — — — — (29,249) — Total financial liabilities 280,014 1,863,835 31,505 6,642,242 2,015,298 — (280,014) 10,552,880 Appendix VI This appendix forms an integral part of Note 22 to the annual accounts, in conjunction with which it should be read.

GRIFOLS, S.A. Main characteristics of payables for the year ended 31 December 2024 (Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails) Thousand Euros Book value Loan Currency Interest rate Grant date Maturity Amount received Current Non-current Group 7,24% (Group senior debt interest rate + Cash pooling EUR 1.10%) 2027 — — 4,276,854 — — 4,276,854 Unrelated parties: Senior Secured Notes EUR 2.250% 15/11/2019 15/11/2027 770,000 — 735,496 Senior Unsecured Notes EUR 3.875% 5/10/2021 15/10/2028 1,400,000 — 1,381,432 Senior Unsecured Notes USD 4.750% 5/10/2021 15/10/2028 678,602 — 670,486 Senior Secured Notes EUR 7.500% 30/4/2024 1/5/2030 1,300,000 — 1,300,000 Senior Secured Notes EUR 7.125% 19/12/2024 1/5/2030 1,300,000 — 1,300,000 European Investment Bank EUR 2.020% 22/12/2017 22/12/2027 85,000 10,625 21,250 European Investment Bank EUR 2.150% 25/9/2018 25/9/2028 85,000 10,625 31,875 Tranche B EUR Euribor +2,25% 15/11/2019 15/11/2027 1,360,000 — 848,220 Others, credit facilities EUR 2025 3 3 — 6,978,605 21,253 6,288,759 6,978,605 21,253 10,565,613 Appendix VII This appendix forms an integral part of Note 22 to the annual accounts, in conjunction with which it should be read.

GRIFOLS, S.A. Main characteristics of payables for the year ended 31 December 2023 (Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails) Thousand Euros Book value Loan Currency Interest rate Grant date Maturity Amount received Current Non-current Group 6.94% (Group senior debt interest rate + Cash pooling EUR 1.10%) 2027 — — 4,673,555 — — 4,673,555 Unrelated parties: Senior Unsecured Notes EUR 3.200% 26/4/2017 26/4/2025 1,000,000 — 997,324 Senior Secured Notes EUR 2.250% 15/11/2019 15/11/2027 770,000 — 734,017 Senior Secured Notes EUR 1.630% 15/11/2019 15/2/2025 905,000 — 835,045 Senior Unsecured Notes EUR 3.875% 5/10/2021 15/10/2028 1,400,000 — 1,376,788 Senior Unsecured Notes USD 4.750% 5/10/2021 15/10/2028 638,009 — 627,885 European Investment Bank EUR 2.020% 22/12/2017 22/12/2027 85,000 10,625 31,875 European Investment Bank EUR 2.150% 25/9/2018 25/9/2028 85,000 10,625 42,500 Tranche B EUR Euribor +2,25% 15/11/2019 15/11/2027 1,360,000 10,171 1,233,651 Bankinter EUR 4,87 - 6,45% 21/11/2014 30/9/2024 10,000 1,029 — Others, credit facilities EUR 2024 — 14,402 — Factoring, BBVA EUR 2024 — 13,072 — 6,253,009 59,924 5,879,085 6,253,009 59,924 10,552,640 Appendix VII This appendix forms an integral part of Note 22 to the annual accounts, in conjunction with which it should be read.

GRIFOLS, S.A. Reconciliation between net income and expense for the year and the tax loss for the year ended 31 December 2024 (Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails) Thousand Euros Income statement Income and expense recognised in equity 2024 Increases Decreases Net Increases Decreases Net Total Income and expenses for the period — — (83,138) — — 2,770 (80,368) Income tax — — (75,977) — — (692) (76,669) Income tax, prior years — — 51,756 — — — 51,756 Other income tax — — 31,904 — — — 31,904 Losses before income tax — — (75,455) — — 2,078 (73,377) Permanent differences Individual company 46,416 243,360 (196,944) — — — (196,944) Tax consolidation adjustments (23,529) — (23,529) — — — (23,529) Temporary differences Individual company Originating in current year 165,656 — 165,656 — — — 165,656 Originating in prior years (320) 24,821 (25,141) — — — (25,141) Tax loss — — (155,413) — — 2,078 (153,335) Appendix VIII This appendix forms an integral part of Note 24 to the annual accounts, in conjunction with which it should be read.

GRIFOLS, S.A. Reconciliation between net income and expense for the year and the tax loss for the year ended 31 December 2023 (Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails) Thousand Euros Income statement Income and expense recognised in equity 2023 Increases Decreases Net Increases Decreases Net Total Income and expenses for the period — — (246,735) — — (18,732) (265,467) Income tax — — (83,598) — — 4,682 (78,916) Income tax, prior years — — 12,296 — — — 12,296 Other income tax — — (273) — — — (273) Losses before income tax — — (318,310) — — (14,050) (332,360) Permanent differences Individual company 8,783 16,146 (7,363) — — — (7,363) Tax consolidation adjustments (4,508) — (4,508) — — — (4,508) Temporary differences Individual company Originating in current year 181,702 — 181,702 — — — 181,702 Originating in prior years 117 1,486 (1,369) — — — (1,369) Tax loss (149,848) (14,050) (163,898) Appendix VIII This appendix forms an integral part of Note 24 to the annual accounts, in conjunction with which it should be read.

GRIFOLS, S.A. Details of income tax expense/(tax income) related to profit/(loss) for the year ended 31 December 2024 (Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails) Thousand Euros Profit and loss Total Income and expenses for the period before tax (75,455) (75,455) Tax at 25% (18,864) (18,864) Non-taxable income Reversal impairment of investments 2,300 2,300 Dividends, double taxation (exemption) (2,249) (2,249) Profit from the sale of shares (58,591) (58,591) Non-deductible expenses Donations 1,627 1,627 Others 1,795 1,795 Deductions and credits for the current year (1,995) (1,995) Other corporate tax expenses (other territories) 31,904 31,904 Adjustment of deductions in prior years (294) (294) Non-deductible provisions 52,050 52,050 Taxable income/(tax loss) 7,683 7,683 Appendix IX This appendix forms an integral part of Note 24 to the annual accounts, in conjunction with which it should be read.

GRIFOLS, S.A. Details of income tax expense/(tax income) related to profit/(loss) for the year ended 31 December 2023 (Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails) Thousand Euros Profit and loss Total Income and expenses for the period before tax (318,310) (318,310) Tax at 25% (79,577) (79,577) Non-taxable income Reversal impairment of investments (2,400) (2,400) Dividends, double taxation (exemption) (1,637) (1,637) Non-deductible expenses Donations 743 743 Others 327 327 Deductions and credits for the current year (1,053) (1,053) Other corporate tax expenses (other territories) (273) (273) Adjustment of deductions in prior years 5,295 5,295 Non-deductible provisions 7,000 7,000 Taxable income/(tax loss) (71,575) (71,575) Appendix IX This appendix forms an integral part of Note 24 to the annual accounts, in conjunction with which it should be read.

GRIFOLS, S.A. Related Party Balances for the year ended 31 December 2024 (Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails) 2024 Thousand Euros Group companies Associates Directors Other related parties Total Non-current investments in Group companies Loans to companies 8,287,085 — — — 8,287,085 Deposits and guarantees — — — 943 943 Total non-current assets 8,287,085 — — 943 8,288,028 Trade and other receivables (Note 15) Trade receivables from Group and associates 23,485 7,093 — — 30,578 Current investments in Group companies and associates Loans to companies 228,981 — — — 228,981 Total current assets 252,466 7,093 — — 259,559 Total assets 8,539,551 7,093 — 943 8,547,587 Non-current payables to Group companies 4,276,854 — — — 4,276,854 Non-current payables Other financial liabilities 107 — — — 107 Total non-current liabilities 4,276,961 — — — 4,276,961 Current payables to Group companies 62,437 — — — 62,437 Trade and other payables (Note 22) Suppliers — — — 4,797 4,797 Suppliers, Group companies and associates 2,054 — — — 2,054 Total current liabilities 64,491 — — 4,797 69,288 Total liabilities 4,341,452 — — 4,797 4,346,249 Appendix X This appendix forms an integral part of Note 26 to the annual accounts, in conjunction with which it should be read.

GRIFOLS, S.A. Related Party Balances for the year ended 31 December 2023 (Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails) 2023 Thousand Euros Group companies Associates Directors Other related parties Total Non-current investments in Group companies Loans to companies 7,231,679 — — — 7,231,679 Deposits and guarantees — — — 943 943 Total non-current assets 7,231,679 — — 943 7,232,622 Trade and other receivables (Note 15) Trade receivables from Group and associates 44,416 6,536 — — 50,952 Other debtors — — — 5,609 5,609 Current investments in Group companies and associates Loans to companies 47,884 — — — 47,884 Total current assets 92,300 6,536 — 5,609 104,445 Total assets 7,323,979 6,536 — 6,552 7,337,067 Non-current payables to Group companies 4,673,555 — — — 4,673,555 Non-current payables Other financial assets 107 — — — 107 Total non-current liabilities 4,673,662 — — — 4,673,662 Current payables to Group companies and associates 44,744 19,955 — — 64,699 Trade and other payables (Note 22) Suppliers — — — 2,675 2,675 Suppliers, Group companies and associates 9,731 — — — 9,731 Total current liabilities 54,475 19,955 — 2,675 77,105 Total liabilities 4,728,137 19,955 — 2,675 4,750,767 Appendix X This appendix forms an integral part of Note 26 to the annual accounts, in conjunction with which it should be read.

GRIFOLS, S.A. Related Party Transactions for the year ended 31 December 2024 (Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails) Thousand Euros 2024 Group companies Associates Key management personnel Directors Other related Parties Total Licencing income 32,652 — — — — 32,652 Other services rendered 210,044 4,633 — — — 214,677 Finance income 445,825 — — — — 445,825 Dividends 684 6,725 — — — 7,409 Total income 689,205 11,358 — — — 700,563 Operating lease expenses — — — — 7,201 7,201 Other services received 12,496 — — — 4,381 16,877 Remunerations — — 10,397 15,101 — 25,498 Financial expenses 314,521 — — — — 314,521 Total expenses 327,017 — 10,397 15,101 11,582 364,097 Cost of assets acquired Intangibles 167 — — — — 167 Tangibles 134 — — — — 134 Total investments 301 — — — — 301 Appendix XI This appendix forms an integral part of Note 26 to the annual accounts, in conjunction with which it should be read.

GRIFOLS, S.A. Related Party Transactions for the year ended 31 December 2023 (Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails) Thousand Euros 2023 Group companies Associates Key management personnel Directors Other related Parties Total Licencing income 35,174 — — — — 35,174 Other services rendered 200,637 6,521 — — 14 207,172 Finance income 369,527 — — — — 369,527 Dividends — 6,891 — — — 6,891 Total income 605,338 13,412 — — 14 618,764 Operating lease expenses — — — — 7,234 7,234 Other services received 10,291 — — — 2,052 12,343 Remunerations — — 17,046 7,118 — 24,164 Financial expenses 302,222 — — — — 302,222 Total expenses 312,513 — 17,046 7,118 9,286 345,963 Cost of assets acquired Intangibles 324 — — — — 324 Tangibles 403 — — — — 403 Total investments 727 — — — — 727 Appendix XI This appendix forms an integral part of Note 26 to the annual accounts, in conjunction with which it should be read.

GRIFOLS, S.A. Details of Revenues by Category of Activity and Geographical Market for the years ended 31 December 2024 and 2023 (Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails) Thousand Euros Domestic Rest of European Union United States Rest of the world Total 2024 2023 2024 2023 2024 2023 2024 2023 2024 2023 Revenue from the rendering of services 57,308 49,492 77,268 62,615 73,056 82,119 7,535 13,424 215,167 207,650 Licencing income 32,652 35,174 — — — — — — 32,652 35,174 Dividends — — 684 — — — 6,725 6,891 7,409 6,891 Financial income 33 33 445,792 369,494 — — — — 445,825 369,527 89,993 84,699 523,744 432,109 73,056 82,119 14,260 20,315 701,053 619,242 Appendix XII This appendix forms an integral part of Note 27 to the annual accounts, in conjunction with which it should be read.

GRIFOLS, S.A. Gripdan Invest, S.L. Balance Sheet as of 31 December 2022 (Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails) Assets 2022 Investment property 20,280 Non-current investments 603 Deferred tax assets 29 Total non-current assets 20,912 Trade and other receivables 483 Total current assets 483 Total assets 21,395 Equity and Liabilities Capital and reserves 11,530 Capital Registered capital 3,006 Reserves 5,860 Profit for the year 2,664 Total equity 11,530 Non-current payables 666 Other financial liabilities 666 Group companies and associates, non-current 8,573 Total non-current liabilities 9,239 Group companies and associates, current 624 Trade and other payables 2 Total current liabilities 626 Total equity and liabilities 21,395 Appendix XIII This appendix forms an integral part of Note 5 to the annual accounts, in conjunction with which it should be read.

GRIFOLS, S.A. Grifols Escrow Issuer, S.A. Balance Sheet as of 31 December 2022 (Free translation from the original in Spanish. In the event of discrepancy, the Spanish-language version prevails) Assets 2022 Non-current investments in Group companies and associates 2,017,065 Deferred tax assets 5,799 Total non-current assets 2,022,864 Current investments in Group companies and associates 25,698 Total current assets 25,698 Total assets 2,048,562 Equity and Liabilities Capital and reserves 5,050 Capital Registered capital 60 Reserves 29,603 Profit for the year (24,613) Total equity 5,050 Non-current payables 2,025,448 Promissory notes 2,025,448 Total non-current liabilities 2,025,448 Current payables 17,843 Promissory notes 17,843 Group companies and associates, current 215 Trade and other payables 6 Total current liabilities 18,064 Total equity and liabilities 2,048,562 Appendix XIII This appendix forms an integral part of Note 5 to the annual accounts, in conjunction with which it should be read.

To the shareholders: 1. Business performance and position of the Company Grifols, S.A. is a Spanish holding company specialised in the pharmaceutical-clinical sector. It is the parent company of the Grifols Group and its principal activities are as follows: - Defining action plans and general procedures for the entire Group. - Planning future investments by entering new markets or through product diversification. - Providing support to the various functional areas in each Group company (products division, technical division, marketing/sales division, scientific division, financial division and planning and control division). - Leasing owned buildings to Group companies. - Rendering services to subsidiaries such as personnel recruitment and management, communications and corporate image, IT services and maintenance. The Company obtains its income from leasing its buildings and rendering services, and through dividends from its subsidiaries. The Group's treasury budget anticipates meeting all its commitments in the next 12 months. The Group has various additional financing alternatives, such as negotiations with debt holders, accessing the debt market, or potential divestments in non-strategic assets, to optimize the debt structure and its financial cost. 2. Forecast The Company’s profits could be affected by events related to the activities of its subsidiaries, such as a lack of raw materials for product manufacturing, the arrival of competitor products on the market or regulatory changes in the markets in which it operates. At the date of authorisation for issue of these annual accounts, the Company has taken the measures it considers appropriate to mitigate any possible effects arising from the afore mentioned events. 3. Treasury stock As of 31 December 2024, the Company has treasury stock of Euros 134,448 thousand, as described in Note 19 of the accompanying annual accounts. Transactions involving treasury stock in 2024 are described in Note 19 of the accompanying annual accounts. 4. Research and development The Company does not conduct any research and development activities. 5. Management of financial risks The Company's financial risk management policy is detailed in Note 12 to the accompanying annual accounts. 6. Deferred payments to suppliers The average payment period to the Company’s suppliers for 2024 is 60 days, which is just at the maximum period of 60 days established by the transitional arrangement set out in the Spanish Law 15/2010. Regarding the payments made after the regulatory deadline, the Company is studying the best practices to reduce the average number of days. 7. Financial instruments use Cross-currency swaps - On 28 June 2022 the Company entered into a fixed-for-fixed currency swap agreement with due date 15 October 2024. The agreement set the exchange of currency flows EUR-USD under the following terms: - Grifols, S.A. received a loan in euros for an amount of Euros 194 million with an interest rate of 3.10%. - Grifols S.A. granted a loan in US dollars for an amount of US Dollars 205 million with an interest rate of 4.75%. GRIFOLS, S.A. Director's Report

- On 5 October 2021 the Company entered into a fixed-for-fixed currency swap agreement with some financial entities with due date 15 October 2024. The agreement set the exchange of currency flows EUR-USD under the following terms: - Grifols, S.A. received a loan in euros for an amount of Euros 173 million with an interest rate of 3.78%. - Grifols S.A. granted a loan in US dollars for an amount of US Dollars 200 million with an interest rate of 4.75%. - On 5 October 2021 the Company entered into two fixed-for-fixed currency swap agreements with due date 15 October 2024. The agreement set the exchange of currency flows EUR-USD under the following terms: - Grifols, S.A. received a loan in euros for an amount of Euros 259 million with an interest rate of 3.59%. - Grifols S.A. granted a loan in US dollars for an amount of US Dollars 300 million with an interest rate of 4.75%. In September 2024, the cross currency swap was terminated in advance. Financial instruments at fair value with changes in profit and loss In relation to the sale of shares in SRAAS (see Note 17) and with the aim of reducing exposure to EUR/RMB exchange rate fluctuations and ensuring the amount received in euros, the Company has entered into a derivative valued at fair value with changes recognized in the profit and loss account Energy swaps At the beginning of the 2023, the Company has entered into a hedge for the variation in the price of electricity. This contract has been entirely used to hedge the purchase price of electric energy against potential market price increases. The derivatives hedging the energy price meet the requirements for hedge accounting, and therefore, variations in the value of this financial instrument are recorded (net of taxes) in equity. 8. Non-financial information statement and sustainability information The non-financial information statement and sustainability information is presented in the consolidated Directors’ report of the Grifols, S.A and Subsidiaries Group of which the Company forms part, and has been prepared in line with the requirements set out in Law 11/2018 of 28 December 2018 on non-financial information and diversity, approved on 13 December 2018 by the Spanish Congress of Representatives, amending the Spanish Code of Commerce, the Revised Spanish Companies Act approved by Royal Legislative Decree 1/2010 of 2 July 2010 and Spanish Audit Law 22/2015 of 20 July 2015, as regards non-financial information and diversity (under Royal-Decree Law 18/2017 of 24 November 2017). 9. Annual Corporate Governance report and Annual Report on Remuneration of Directors The Annual Corporate Governance Report and the Annual Report on Remuneration of Directors of Grifols, S.A. forms part of this Directors’ report and is available at www.grifols.es. It is also published as Other Relevant Information on the Spanish National Securities Market Commission (CNMV) website. 10. Subsequent events In accordance with the agreements in force between a Group company and Immunotek GH LLC, in January 2025, 8 plasma centers were acquired. In February 2025, the remaining 6 were acquired with the payment of the price deferred to January 2026. See Note 20 c). Additionally, on 3 February 2025, Immunotek released three out of the five guarantees (see Note 20 c)) that Grifols Shared Services North America, Inc. (a subsidiary fully owned and managed by the Grifols Group) had granted to Immunotek in June 2023 for lease contracts related to certain Immunotek plasma collection centres not affected by the collaboration under Biotek America LLC. The remaining two guarantees, with an amount totalling approximately USD 20 million, are still in force and are expected to remain in force for as long as the lease agreements remain in force, and which balance is being reduced as and when the underlying lease term is reduced. Multicurrency Revolving Credit Facility (RCF) On February 21, further commitments from banks amounting to USD 74.5 million were signed, increasing the Multicurrency Revolving Credit Facility (RCF), guaranteed by the Company (see Note 22 b)), to USD 1,353 million until November 2025, and from that date onwards, to USD 938 million until its maturity in May 2027. The upsize in the extended RCF tranche is expected to become effective on or around 27 February 2025. GRIFOLS, S.A. Director's Report

Following a meeting of the members of the Board of Directors of Grifols, SA on 25 February 2025, and in compliance with the requirements established in article 253.2 of the Revised Text of the Capital Companies Law and in article 37 of the Commercial Code, the annual accounts and the management report for the financial year from 1 January 2024 to 31 December 2024 are hereby prepared. The annual accounts and the management report are constituted by the attached documents preceding this writing. Signatories: Thomas Glanzmann (signed) Chairman José Ignacio Abia Buenache (signed) Board Member Raimon Grifols Roura (signed) Board Member Víctor Grifols Deu (signed) Board Member Albert Grifols Coma-Cros (signed) Board Member Tomás Dagá Gelabert (signed) Board Member Iñigo Sánchez-Asiaín Mardones (signed) Board Member Anne-Catherine Berner (signed) Board Member Enriqueta Felip Font (signed) Board Member Pascal Ravery (signed) Board Member Montserrat Muñoz Abellana (signed) Board Member Susana González Rodríguez (signed) Board Member Paul S. Herendeen Board Member Núria Martín Barnés (signed) Secretary to the Board GRIFOLS, S.A.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Grifols, S.A.

By:	/s/ David I. Bell
	Name:	David I. Bell
	Title:	Authorized Signatory

Date:  February 26, 2025